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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                        Enterprise Product Partners L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293792107
             ------------------------------------------------------
                                 (CUSIP Number)

                                Curtis R. Frasier
                            Executive Vice President
                           and Chief Operating Officer
                                Tejas Energy, LLC
                         1301 McKinney Street, Suite 700
                                Houston, TX 77010
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 17, 1999
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 pages

                                  SCHEDULE 13D

---------------------------                    ---------------------------------
CUSIP No.                                                  Page 2 of 19 pages
---------------------------                    ---------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Tejas Energy, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    /_/

                                                                     (b)    /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          00 1
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                              /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        14,500,000
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                -----------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         14,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO 2
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________

         1 The  source of funds is the  contribution  of Tejas  Energy,
           LLC's interest in Tejas Natural Gas Liquids, LLC.
         2 Delaware Limited Liability Company

                                  SCHEDULE 13D

-----------------                               --------------------------------
CUSIP No.                                                 Page 3 of 19 pages
-----------------                               --------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Shell Oil Company
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     /_/

                                                                   (b)     /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                              /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        14,500,000
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                       -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         14,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-----------------                               --------------------------------
CUSIP No.                                                Page 4 of 19 pages
-----------------                               --------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Shell Western E&P Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)     /_/

                                                                     b)     /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                              /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        14,500,000
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         14,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------                                 --------------------------------
CUSIP No.                                                 Page 5 of 19 pages
---------------                                 --------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Shell Gas Pipeline Corp. #2
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)      /_/

                                                                  (b)      /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                              /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        14,500,000
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                -----------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         14,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------                             ---------------------------------
CUSIP No.                                                 Page 6 of 19 pages
------------------                             ---------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Shell Gas Gathering Corp. #2
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)     /_/

                                                                    (b)     /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                              /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        14,500,000
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         14,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------                                --------------------------------
CUSIP No.                                                Page 7 of 19 pages
----------------                                --------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Shell Seahorse Company
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)      /_/

                                                                   b)      /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                              /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        14,500,000
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         14,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 8 of 19 pages

                         ORIGINAL REPORT ON SCHEDULE 13D


Item 1.      Security and Issuer

       This statement relates to the common units of Enterprise Products Partners L.P., a Delaware limited partnership (the "Issuer"). The principal executive office of the Issuer is located at 2727 North Loop West, Suite 700, Houston, Texas 77008.

Item 2.      Identity and Background

       (a) This statement is filed by (i) Tejas Energy, LLC ("Tejas Energy") as the direct beneficial owner of Class A Special Units (the "Units") which are convertible into common units (as described below) and (ii) by virtue of their respective direct holdings of securities of Tejas Energy (as described below on this statement) by Shell Oil Company ("Shell Oil"), Shell Western E&P Inc. ("SWEPI"), Shell Gas Pipeline Corp. #2 ("Shell Pipeline"), Shell Gas Gathering Corp. #2 ("Shell Gathering") and Shell Seahorse Company ("Shell Seahorse") (collectively, the "Reporting Entities"). Shell Oil is wholly-owned by Shell Petroleum Inc., a Delaware corporation, whose shares are directly or indirectly owned 60% by Royal Dutch Petroleum Company, The Hague, The Netherlands, and 40% by The "Shell" Transport and Trading Company, p.l.c., London, England. Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c., are holding companies which together directly or indirectly own securities of companies of the Royal Dutch/Shell Group of Companies, the members of which are severally engaged throughout the greater part of the world in oil, natural gas, chemicals, coal and other businesses. By signing this statement, each Reporting Entity agrees that this statement is filed on its behalf.

       Tejas Energy is the beneficial holder of approximately 17.9% of the outstanding common units of the Issuer. Shell Oil, SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse are the holders of approximately 4.87%, 28.79%, 18.59%, 4.81% and 3.80%, respectively, of the membership interests of Tejas Energy. Each of SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse is an indirect, wholly-owned subsidiary of Shell Oil. Together, Shell Oil, SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse may be deemed to control Tejas Energy.

       Certain information concerning the executive officers and directors of the Reporting Entities is set forth on Appendix A attached hereto and incorporated by reference. The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Entity or any person listed on Appendix A hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

       (b) The principal executive offices of Tejas Energy, Shell Pipeline, Shell Gathering and Shell Seahorse are located at 1301 McKinney Street, Houston, Texas 77010. The principal executive offices of Shell Oil are located at One Shell Plaza, Houston, Texas 77002. The principal executive offices of SWEPI are located at 200 North Dairy Ashford, Houston, Texas 77079. The business addresses of the remaining directors and executive officers of the Reporting Entities are set forth on Appendix A to this statement and incorporated herein by reference.

       (c) Shell Oil and its subsidiaries are engaged, principally in the United States in the exploration for, and development, production, purchase, transportation and marketing of, crude oil and natural gas, and the purchase, manufacture, transportation and marketing of oil and chemical products. In addition, Shell Oil and its subsidiaries are engaged in the exploration for, and production of, crude oil and natural gas outside the United States. Also Shell Oil and its subsidiaries are engaged in the development, production and marketing of sulfur and carbon dioxide. Tejas Energy is an indirect subsidiary of Shell Oil and is engaged primarily in the sale, transportation, processing, storage and marketing of natural gas. SWEPI is engaged primarily in the business of the exploration for and development and production of oil, gas and other minerals. Each of Shell Pipeline, Shell Gathering and Shell Seahorse is engaged in the business of holding equity and other securities or interests in limited liability companies, corporations, partnerships and associations.

       (d) Neither any of the Reporting Entities nor, to the best knowledge of such persons, any person named in Appendix A to this statement, has been the subject of a conviction in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, neither any of the Reporting Entities nor, to the best knowledge of such persons, any person named in Appendix A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                          Page 9 of 19 pages

       (f) Tejas Energy is a Delaware limited liability company. Each of Shell Oil, SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse is a Delaware corporation. All persons named in Appendix A to this statement are citizens of the United States, except as otherwise indicated on such Appendix.

Item 3.      Source and Amount of Funds or Other Consideration

       Under the terms of a Contribution Agreement (the "Contribution Agreement") executed September 17, 1999, between Tejas Energy, the Issuer, and the other parties thereto, a copy of which is attached as Exhibit B hereto, Tejas Energy obtained from the Issuer 14,500,000 Units. Tejas Energy acquired the Units through the contribution of Tejas Natural Gas Liquids, LLC by Tejas Midstream Enterprises, LLC, a wholly-owned subsidiary of Tejas Energy.

Item 4.      Purpose of Transaction

       The transactions described in Item 3 above occurred as a result of negotiations with the Issuer. The Units were acquired for investment purposes. Under the terms of the Second Amended and Restated Agreement of Limited Partnership of the Enterprise Products Partners L.P. (the "Partnership Agreement"), a copy of which is attached as Exhibit D hereto, Tejas Energy has the opportunity to earn an additional 6.0 million contingency Units over the next two years. Tejas Energy intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Units, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Tejas Energy, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

       Other than as described in Item 3 and Item 6 hereof, none of the Reporting Entities (nor, to their knowledge, any person listed on Appendix A hereto) has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

       (a) There were 45,552,915 common units and 21,409,870 subordinated units outstanding as of September 17, 1999. The Reporting Entities are deemed to be the beneficial owners of 14,500,000 Units, which are convertible into common units under the terms of the Partnership Agreement during the period between August 1, 2000 and August 1, 2002. The Units do not accrue distributions and are not entitled to cash distributions until their conversion into common units. The Units represent a 17.6% equity interest in the Issuer.

       (b) As described in Item 2(a), each of the Reporting Entities may be deemed to share voting power and investment power with respect to the Units.

       (c) Except for the issuance of the 14,500,000 Units, none of the Reporting Entities, nor, to the best of their knowledge, any person listed on Appendix A hereto, has effected any transactions in the Units during the past 60 days.

       (d) None of the Reporting Entities, nor, to the best of their knowledge, any person listed in Appendix A beneficially owns any Units of the Issuer except as set forth above. Except as disclosed above to the best of the knowledge of each Reporting Entity, no persons other than the Reporting Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Entities.

       (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

       Prior to conversion of the Units as provided for in the Partnership Agreement, Tejas Energy may not vote as a Unitholder. However, the Unitholder Rights Agreement, which is attached hereto as Exhibit C, provides Tejas Energy with active, voting and participating representation on all boards or governance bodies performing a policy-making function for the Issuer and certain of its affiliates. In addition, depending on Tejas Energy's equity interest in the Issuer, Tejas Energy is entitled to designate (i) up to one-third of the members of the board of directors of Enterprise GP, the general partner of the Issuer and (ii) up to two members of the five-member executive committee of Enterprise GP. The Unitholder Rights Agreement also provides that under certain circumstances, Tejas Energy has the right to purchase its pro rata share of certain securities of the Issuer if (i) the Issuer desires to dispose of such securities or (ii) upon a change in control of the Issuer.

                                                           Page 10 of 19 pages

       The Registration Rights Agreement, filed as Exhibit E hereto (the "Registration Rights Agreement"), provides Tejas Energy and certain of its transferees, subject to various restrictions, three demand and unlimited piggyback registration rights relating to the underlying common units of the Issuer received upon conversion of the Units.

Item 7.      Material to be filed as Exhibits

       Exhibit "A" - Agreement  re Joint  Filing of Schedule  13D
       Exhibit "B" - Contribution  Agreement
       Exhibit "C" - Unitholder Rights Agreement
       Exhibit "D" - Enterprise Partners Amended Partnership Agreement Exhibit "E" - Registration Rights Agreement

                                                           Page 11 of 24 pages

                                    SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 1999

                                  TEJAS ENERGY, LLC


                                   By:  /s/  Curtis R. Frasier
                                         -----------------------------------
                                         Name:    Curtis R. Frasier
                                         Title:   Executive Vice President and
                                                  Chief Operating Officer

                                   SHELL OIL COMPANY


                                   By:  /s/   Steven L. Miller
                                         ------------------------------------
                                         Name:    Steven L. Miller
                                         Title:   Chairman, President and
                                                  Chief Executive Officer

                                    SHELL WESTERN E&P INC.


                                    By: /s/   P.D. Ching
                                         -------------------------------------
                                         Name:    P.D. Ching
                                         Title:   Vice President

                                    SHELL GAS PIPELINE CORP.#2


                                    By: /s/   Dougas V. Krenz
                                         -------------------------------------
                                         Name:    Dougas V. Krenz
                                         Title:   President and Chief Operating
                                                  Officer

                                    SHELL GAS GATHERING CORP.#2


                                    By: /s/   Dougas V. Krenz
                                          ------------------------------------
                                          Name:   Dougas V. Krenz
                                          Title:  President and Chief Operating
                                                  Officer

                                    SHELL SEAHORSE COMPANY


                                    By: /s/   Dougas V. Krenz
                                          ------------------------------------
                                          Name:   Dougas V. Krenz
                                          Title:  President and Chief Operating
                                                  Officer

                                                        Page 12 of 19 pages

                                                                APPENDIX A

              DIRECTORS AND EXECUTIVE OFFICERS OF TEJAS ENERGY, LLC

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Tejas Energy, LLC. Unless otherwise indicated below, each such person is a citizen of the United States of America.


Name                       Citizenship     Present Principal Occupation or         Business Address
                                           Employment

Walter van de Vijver       Netherlands     Director and Chairman of the Board         1301 McKinney
                                                                                      Houston, TX 77010

Charles R. Crisp                           Director, Chief Executive Officer          1301 McKinney
                                           and President                              Houston, Texas 77010

Curtis R. Frasier                          Executive Vice President and Chief         1301 McKinney
                                           Operating Officer                          Houston, Texas 77010

James W. Whalen                            Executive Vice President and Chief         1301 McKinney
                                           Commercial Officer                         Houston, TX 77010

Mark D. Hendrix                            Senior Vice President and Chief            1301 McKinney
                                           Information Officer                        Houston, TX 77010

Susan K. Hodge                             Senior Vice President, Chief               1301 McKinney
                                           Financial Officer and Treasurer            Houston, TX 77010

P. Anthony Lannie                          Senior Vice President, General             1301 McKinney
                                           Counsel and Secretary                      Houston, TX 77010

James E. Street                            Senior Vice President-Human                1301 McKinney
                                           Resources and Administration               Houston, TX 77010

Nick A. Bednorz                            Vice President and Controller              1301 McKinney
                                                                                      Houston, TX 77010

Dale A. Erickson                           Vice President-Tax                         1301 McKinney
                                                                                      Houston, Texas 77010

Lee B.D. Strebel                           Vice President                             1301 McKinney
                                                                                      Houston, TX 77010


                                                             Page 13 of 19 pages

              DIRECTORS AND EXECUTIVE OFFICERS OF SHELL OIL COMPANY

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Oil Company. Unless otherwise indicated below, each such person is a citizen of the United States of America.


Name                   Citizenship        Present Principal Occupation or Employment    Business Address


S.L. Miller                                Director/Chairman, President and Chief       910 Louisiana
                                           Executive Officer                            One Shell Plaza
                                                                                        Houston, Texas 77002

Joseph E. Antonini                         Director; Retired Chairman, President        1800 W. Maple Road
                                           and CEO, Kmart Corporation                   Troy, MI 48084

Rand V. Araskog                            Director; Retired Chairman and CEO,          275 Toney Penna Drive, Suite 7
                                           ITT Corporation                              Jupiter, FL 33458

Robert F. Daniell                          Director; Retired Chairman, United           United Technologies Building
                                           Technologies Corporation                     755 Main Street
                                                                                        One Financial Plaza
                                                                                        Hartford, CT 06101

Vilma S. Martinez                          Director; Partner, Munger, Tolles & Olson    355 S. Grand Avenue
                                                                                        35th Floor
                                                                                        Los Angeles, CA 90071-1560

M. Moody-Stuart          British           Director; Chairman and a Managing            2 York Road
                                           Director, The "Shell" Tranport and           Shell Centre
                                           Trading Company p.l.c.                       London SE1 7NA
                                                                                        England

Harold A. Poling                           Director; Retired Chairman and CEO,          Ford Motor Company
                                           Ford Motor Company                           Fairlane Plaza North
                                                                                        290 Town Center Drive, Ste. 322
                                                                                        Dearborn MI 48126

Gordon R. Sullivan                         Director; President, Association of          2425 Wilson Blvd.
                                           the U.S. Army                                Arlington, VA 22201

John F. Woodhouse                          Director; Senior Chairman, Sysco             1390 Enclave Parkway
                                           Corporation                                  Houston, TX 77077-2099


                                                             Page 14 of 19 pages


Name                     Citizenship      Present Principal Occupation or         Business Address
                                          Employment

S. Borches                                Vice President (Corporate Affairs)      One Shell Plaza
                                                                                  P.O. Box 2463
                                                                                  Houston, TX 77252-2463
N.J. Caruso                               General Manager--Finance, Chief         One Shell Plaza
                                          Financial Officer and Controller        P.O. Box 2463
                                                                                  Houston, TX 77252-2463
S. A. Lackey                              Vice President and General Counsel      One Shell Plaza
                                                                                  P.O. Box 2463
                                                                                  Houston, TX 77252-2463
B. W. Levan                               Vice President (Human Resources)        One Shell Plaza
                                                                                  P.O. Box 2463
                                                                                  Houston, TX 77252-2463
S. C. Stryker                             Vice President and General Tax          One Shell Plaza
                                          Counsel                                 P.O. Box 2463
                                                                                  Houston, TX 77252-2463
S. E. Ward                                Vice President (Government              One Shell Plaza
                                          Affairs)                                P.O. Box 2463
                                                                                  Houston, TX 77252-2463
R. W. Leftwich                            Treasurer                               One Shell Plaza
                                                                                  P.O. Box 2463
                                                                                  Houston, TX 77252-2463
G. Hullinger                              Deputy Controller                       One Shell Plaza
                                                                                  P.O. Box 2463
                                                                                  Houston, TX 77252-2463

                                                         Page 15 of 19 pages

           DIRECTORS AND EXECUTIVE OFFICERS OF SHELL WESTERN E&P INC.

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Western E&P Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                   Citizenship          Present Principal Occupation          Business Address
                                            or Employment

Walter van de Vijver    Netherlands         Director, Chairman and                One Shell Plaza
                                            President; President and Chief        P.O. Box 2463
                                            Executive Officer (Shell Exploration  Houston, TX 77252-2463
                                            & Production Company)

L. L. Osborn                                Director; Manager, Human Resources    One Shell Plaza
                                            (Shell E&P Company)                   P.O. Box 2463
                                                                                  Houston, TX 77252-2463
P. D. Ching                                 Director and Vice President;          2400 North Dairy Ashford
                                            President and GM (Shell               Houston, TX 77079
                                            Continental Companies--E&P)

J. R. Eagan                                 Director,
                                            Vice President--Finance               One Shell Plaza
                                            (Shell E&P Co.)                       P.O. Box 2463
                                                                                  Houston, TX 77252-2463
T. J. De Georgio                            Vice President-- Tax;                 One Shell Plaza
                                            Managing Partner--Tax                 P.O. Box 2463
                                            (Shell Oil Company)                   Houston, TX 77252-2463

D. A. Erickson                              Vice President-- Tax;                 One Shell Plaza
                                            General Tax Counsel                   P.O. Box 2463
                                            (Shell Oil Company)                   Houston, TX 77252-2463

L. F. Priess                                Treasurer;                            2400 North Dairy Ashford
                                            Manager--Planning & Finance           Houston, TX 77079
                                            (Shell Continental Companies--E&P)



                                                             Page 16 of 19 pages

         DIRECTORS AND EXECUTIVE OFFICERS OF SHELL GAS PIPELINE CORP. #2

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Gas Pipeline Corp. #2. Unless otherwise indicated below, each such person is a citizen of the United States of America.



Name                   Citizenship     Present Principal Occupation or           Business Address
                                       Employment

Walter van de Vijver   Netherlands     Director, Chairman and President;             One Shell Plaza
                                       President and Chief Executive Officer         P.O. Box 2463
                                       (Shell Exploration & Production Company)      Houston, TX 772525-2463

C. R. Frasier                          Director and Chief Executive Officer;         Chevron Towers
                                       Chief Operator                                1301 McKinney, Suite 641
                                       Administrator & Legal Officer (Coral)         Houston, TX 77010


R. A. Pattarozzi                       Director;                                     One Shell Square
                                       General Manager, Deepwater                    701 Poydras Street
                                       (Shell Exploration & Production Company)      New Orleans, LA 70139

D. V. Krenz                            President and Chief Operating Officer;        Four Houston Center
                                       President and Chief Operating Officer         1301 Walker Street
                                       (Tejas Offshore Pipeline)                     Houston, TX 77010

B. P. Backor                           Vice President -- Transportation              Four Houston Center
                                       Services; Vice President -- Transportation    1301 Walker Street
                                       Services (Tejas Offshore Pipeline)            Houston, TX 77010

J. L. Giles                            Vice President -- Regulatory Affairs;         Four Houston Center
                                       Vice President -- Regulatory Affairs          1301 Walker Street
                                       (Tejas Offshore Pipeline)                     Houston, TX 77010



                                                             Page 17 of 19 pages

        DIRECTORS AND EXECUTIVE OFFICERS OF SHELL GAS GATHERING CORP. #2

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Gas Gathering Corp. #2. Unless otherwise indicated below, each such person is a citizen of the United States of America.



Name                          Citizenship         Present Principal Occupation or     Business Address
                                                  Employment

Walter van de Vijver           Netherlands        Director, Chairman and President;       One Shell Plaza
                                                  President and Chief Executive           P.O. Box 2463
                                                  Officer (Shell Exploration              Houston, TX 77252-2463
                                                  & Production Company)

C. R. Frasier                                     Director and Chief Executive            Chevron Towers
                                                  Officer; Chief Operator                 1301 McKinney, Suite 641
                                                  Administrative & Legal Officer (Coral)  Houston, TX 77010

R. A. Pattarozzi                                  Director;                               One Shell Square
                                                  General Manager, Deepwater              701 Poydras Street
                                                  (Shell Exploration & Production         New Orleans, LA 70139
                                                  Company)

D. V. Krenz                                       President and Chief Operating           Four Houston Center
                                                  Officer; President and Chief            1301 Walker Street
                                                  Operating Officer (Tejas                Houston, TX 77010
                                                  Offshore Pipeline)

B. P. Backor                                      Vice President --                       Four Houston Center
                                                  Transportation Services;                1301 Walker Street
                                                  Vice President --                       Houston, TX 77010
                                                  Transportation Services
                                                  (Tejas Offshore Pipeline)


J. L. Giles                                       Vice President -- Regulatory            Four Houston Center
                                                  Affairs; Vice President --              1301 Walker Street
                                                  Regulatory Affairs (Tejas               Houston, TX 77010
                                                  Offshore Pipeline)


                                                             Page 18 of 19 pages

           DIRECTORS AND EXECUTIVE OFFICERS OF SHELL SEAHORSE COMPANY

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Shell Seahorse Company. Unless otherwise indicated below, each such person is a citizen of the United States of America.



Name                        Citizenship       Present Principal Occupation       Business Address
                                              or Employment

Walter van de Vijver        Netherlands       Director, Chairman and President;      One Shell Plaza
                                              President and Chief Executive          P.O. Box 2463
                                              Officer (Shell Exploration &           Houston, TX 77252-2463
                                              Production Company)

C. R. Frasier                                 Director and Chief Executive           Chevron Towers
                                              Officer; Chief Operator,               1301 McKinney, Suite 641
                                              Administrator & Legal Officer (Coral)  Houston, TX 77010

R. A. Pattarozzi                              Director;                              One Shell Square
                                              General Manager, Deepwater             701 Poydras Street
                                              (Shell Exploration & Production        Houston, TX 77010
                                              Company)

D. V. Krenz                                   President and Chief Operating          Four Houston Center
                                              Officer; President and Chief           1301 Walker Street
                                              Operating Officer (Tejas               Houston, TX 77010
                                              Offshore Pipeline)

B. P. Backor                                  Vice President --                      Four Houston Center
                                              Transportation Services;               1301 Walker Street
                                              Vice President --                      Houston, TX 77010
                                              Transportation Services
                                              (Tejas Offshore Pipeline)

J. L. Giles                                   Vice President -- Regulatory           Four Houston Center
                                              Affairs; Vice President --             1301 Walker Street
                                              Regulatory Affairs (Tejas              Houston, TX 77010
                                              Offshore Pipeline)

                                                        Page 19 of 19 pages

                                                         Index to Exhibits



                                                                    Sequentially
     Item     Description                                          Numbered Page
     ----     -----------                                          -------------
Exhibit A     Agreement of Joint Filing                                  21
Exhibit B     Contribution Agreement                                     22
Exhibit C     Unitholder Rights Agreement                                78
Exhibit D     Enterprise Partners Amended                               106
                Partnership Agreement
Exhibit D     Registration Rights Agreement                             184

                                                                   EXHIBIT A

                    Agreement re Joint Filing of Schedule 13D

       By his or its signature below, each of the undersigned hereby agrees that the Report on Schedule 13D to which this agreement is an Exhibit is filed on his or its behalf and that any amendment to the Report will likewise be filed on his or its behalf if executed by such Reporting Entity.

Date: September 27, 1999


                                TEJAS ENERGY, LLC


                                 By:  /s/  Curtis R. Frasier
                                       -----------------------------------
                                       Name:    Curtis R. Frasier
                                       Title:   Executive Vice President and
                                                Chief Operating Officer

                                 SHELL OIL COMPANY


                                 By:  /s/   Steven L. Miller
                                       ------------------------------------
                                       Name:    Steven L. Miller
                                       Title:   Chairman, President and
                                                Chief Executive Officer

                                  SHELL WESTERN E&P INC.


                                  By: /s/   P.D. Ching
                                       -------------------------------------
                                       Name:    P.D. Ching
                                       Title:   Vice President

                                  SHELL GAS PIPELINE CORP.#2


                                  By: /s/   Dougas V. Krenz
                                       -------------------------------------
                                       Name:    Dougas V. Krenz
                                       Title:   President and Chief Operating
                                                Officer

                                  SHELL GAS GATHERING CORP.#2


                                  By: /s/   Dougas V. Krenz
                                        ------------------------------------
                                        Name:   Dougas V. Krenz
                                        Title:  President and Chief Operating
                                                Officer

                                  SHELL SEAHORSE COMPANY


                                  By: /s/   Dougas V. Krenz
                                        ------------------------------------
                                        Name:   Dougas V. Krenz
                                        Title:  President and Chief Operating
                                                Officer

                                                                  EXHIBIT B


                             CONTRIBUTION AGREEMENT
                                  by and among
                               TEJAS ENERGY, LLC,
                        TEJAS MIDSTREAM ENTERPRISES, LLC,
                       ENTERPRISE PRODUCTS PARTNERS L.P.,
                       ENTERPRISE PRODUCTS OPERATING L.P.,
                          ENTERPRISE PRODUCTS COMPANY,
                           ENTERPRISE PRODUCTS GP, LLC
                                       AND
                              EPC PARTNERS II, INC.

                            Dated September 17, 1999



                                TABLE OF CONTENTS

ARTICLE I

         DEFINITIONS AND TERMS....................................................................................2
         Section  1.01     Specific Definitions...................................................................2
         Section  1.02     General Definitions...................................................................10
         Section  1.03     Construction and Interpretation.......................................................10

ARTICLE II

         CONTRIBUTION AND RELATED ITEMS..........................................................................11
         Section  2.01     The Closing...........................................................................11
         Section  2.02     The Transactions......................................................................11
         Section  2.03     Special Units.........................................................................11
         Section  2.04     Other Closing Matters.................................................................11
         Section  2.05     Additional Special Units Following Closing............................................12
         Section  2.06     Prorations of Property Taxes..........................................................12
         Section  2.07     Adjustment for Interim Operations.....................................................13

ARTICLE III

         REPRESENTATIONS AND WARRANTIES OF TEJAS AND TEJAS ENERGY AS
         TO TEJAS AND TEJAS ENERGY...............................................................................14
         Section  3.01     Organization..........................................................................14
         Section  3.02     Ownership of Company Interest.........................................................14
         Section  3.03     Validity and Enforceability...........................................................14
         Section  3.04     Approvals and Consents................................................................15
         Section  3.05     No Violation..........................................................................15
         Section  3.06     Litigation............................................................................15
         Section  3.07     Investment Intent.....................................................................15
         Section  3.08     No Brokers............................................................................16

ARTICLE IV

         REPRESENTATIONS AND WARRANTIES OF TEJAS AND TEJAS ENERGY AS
         TO THE COMPANY AND ITS SUBSIDIARIES.....................................................................17
         Section  4.01     Organization..........................................................................17
         Section  4.02     Capitalization........................................................................17
         Section  4.03     No Violation..........................................................................18
         Section  4.04     Permits...............................................................................18
         Section  4.05     Compliance With Applicable Law........................................................19
         Section  4.06     Litigation............................................................................19



         Section  4.07     Taxes.................................................................................19
         Section  4.08     Financial Statements..................................................................20
         Section  4.09     Absence of Certain Changes............................................................20
         Section  4.10     Bank Accounts.........................................................................21
         Section  4.11     Conduct of Business From the Effective Date to the Closing Date.......................21
         Section  4.12     Material Contracts or Indebtedness....................................................22
         Section  4.13     Assets................................................................................24
         Section  4.14     Employees, Employee Benefits..........................................................24
         Section  4.15     Sufficiency of Assets Held by the Company and its Subsidiaries........................24
         Section  4.16     Intellectual Property.................................................................24
         Section  4.17     Non-Business Related Assets...........................................................25


ARTICLE V

         REPRESENTATIONS AND WARRANTIES OF THE ENTERPRISE PARTIES................................................25
         Section  5.01     Organization..........................................................................25
         Section  5.02     Authorization of Agreement............................................................26
         Section  5.03     No Violations.........................................................................27
         Section  5.04     Approvals.............................................................................27
         Section  5.05     Litigation; Impairment................................................................27
         Section  5.06     Compliance With Applicable Law........................................................28
         Section  5.07     Permits...............................................................................28
         Section  5.08     Taxes.................................................................................28
         Section  5.09     SEC Reports...........................................................................29
         Section  5.10     Ownership; Issuance of Special Units..................................................29
         Section  5.11     Financing.............................................................................30
         Section  5.12     No Brokers............................................................................30
         Section  5.13     Investment Intent.....................................................................31

ARTICLE VI

         COVENANTS...............................................................................................31
         Section  6.01     Access to Information Following the Closing...........................................31
         Section  6.02     Intentionally Deleted.................................................................32
         Section  6.03     Public Announcements..................................................................32
         Section  6.04     Removal of Tradenames.................................................................32
         Section  6.05     Further Assurances....................................................................32
         Section  6.06     Books and Records.....................................................................33
         Section  6.07     Intercompany Indebtedness.............................................................33
         Section  6.08     Excluded Assets.......................................................................33
         Section  6.09     Acts of Amendment.....................................................................34
         Section  6.10     Collections...........................................................................34
         Section  6.11     Preferential Rights...................................................................34




         Section  6.12     Preparation of Historical Financials..................................................34
         Section  6.13     Unitholder Approval...................................................................34


ARTICLE VII

         EMPLOYEE MATTERS........................................................................................35
         Section  7.01     Employees.............................................................................35
         Section  7.02     Solicitation of Employees.............................................................35
         Section  7.03     Employee Benefit Plans................................................................36
         Section  7.04     Vacation..............................................................................36
         Section  7.05     Access to Information and Personnel...................................................37
         Section  7.06     Tejas and Affiliates Benefit Plans....................................................37
         Section  7.07     Third-Party Beneficiaries.............................................................37

ARTICLE VIII

         INDEMNIFICATION; SURVIVAL...............................................................................37
         Section  8.01     Indemnification by the Enterprise Parties, EPC II and
                           Enterprise Products...................................................................37
         Section  8.02     Indemnification by Tejas and Tejas Energy.............................................38
         Section  8.03     Indemnification Procedure.............................................................39
         Section  8.04     Survival..............................................................................40
         Section  8.05     Limitation on Claims..................................................................41
         Section  8.06     Tejas Environmental Indemnity.........................................................42
         Section  8.07     Enterprise Contingent Environmental Payment...........................................43
         Section  8.08     Louisiana Fuel Tax Audit..............................................................44


ARTICLE IX

         GENERAL PROVISIONS......................................................................................44
         Section  9.01     Expenses and Taxes; Tax Returns.......................................................44
         Section  9.02     Amendment.............................................................................45
         Section  9.03     Waiver................................................................................45
         Section  9.04     Notices...............................................................................45
         Section  9.05     Headings; Disclosure Memorandum.......................................................47
         Section  9.06     Applicable Law........................................................................47
         Section  9.07     No Third Party Rights.................................................................47
         Section  9.08     Counterparts..........................................................................47
         Section  9.09     Severability..........................................................................47
         Section  9.10     Entire Agreement......................................................................47
         Section  9.11     Arbitration; Waiver...................................................................47
         Section  9.12     Fair Construction.....................................................................48
         Section  9.13     Disclaimer of Other Representations and Warranties....................................48


                                    EXHIBITS

Exhibit 1.01(a)   EPC II Assignment of GP Interest
Exhibit 1.01(b)   Tejas Assignment of Company Interest
Exhibit 9.11      Arbitration Procedures

                                    SCHEDULES

Schedule 1.01(a)  Assets of the Business
Schedule 1.01(b)  Excluded Assets
Schedule 1.01(c)  Permitted Liens
Schedule 1.01(d)  Retained Liabilities
Schedule 2.02(c)  Other Consideration
Schedule 2.04(d)  Ancillary Agreements
Schedule 2.07     Interim Operations
Schedule 3.04     Tejas Required Consents
Schedule 3.06     Litigation Against Tejas or Tejas Energy
Schedule 4.02(b)  Subsidiaries and Joint Ventures
Schedule 4.03     No Violation
Schedule 4.04     Permits
Schedule 4.05     Compliance with Applicable Law
Schedule 4.06(a)  Pending Litigation Against the Company or its Subsidiaries
Schedule 4.06(b)  Material Litigation
Schedule 4.07     Taxes
Schedule 4.08     Financial Statements
Schedule 4.09     Absence of Certain Changes
Schedule 4.10     Bank Accounts
Schedule 4.12(a)  Material Contracts
Schedule 4.12(c)  Defaults or Breaches
Schedule 4.13(a)  Real Property
Schedule 4.13(b)  Facilities
Schedule 4.13(c)  Encumbered Assets
Schedule 4.15     Sufficiency of Assets
Schedule 4.16     Material Intellectual Property Rights
Schedule 5.04     Enterprise Required Consents
Schedule 5.10(e)  Ownership of Units
Schedule 5.10(f)  Enterprise Options/Obligations to Issue Units
Schedule 6.09     Act of Amendment
Schedule 7.01     Business Employees

                             CONTRIBUTION AGREEMENT

                  THIS CONTRIBUTION AGREEMENT dated September 17, 1999, is by and among TEJAS ENERGY, LLC, a Delaware limited liability company ("Tejas Energy"), TEJAS MIDSTREAM ENTERPRISES, LLC, a Delaware limited liability company ("Tejas"), ENTERPRISE PRODUCTS PARTNERS L.P., a Delaware limited partnership ("Enterprise Partners"), ENTERPRISE PRODUCTS OPERATING L.P., a Delaware limited partnership ("Enterprise Operating"), ENTERPRISE PRODUCTS GP, LLC, a Delaware limited liability company ("Enterprise GP" and, together with Enterprise Partners and Enterprise Operating, the "Enterprise Parties"), EPC PARTNERS II, INC., a Delaware corporation ("EPC II") and ENTERPRISE PRODUCTS COMPANY, a Texas corporation ("Enterprise Products") for the limited purposes of its obligations in Articles V, VII and VIII hereof.

                                    RECITALS:

                  WHEREAS, Tejas Energy is the sole member of Tejas;

                  WHEREAS, Tejas is the owner of all of the issued and outstanding limited liability company membership interests of Tejas Natural Gas Liquids, LLC, a Delaware limited liability company (the "Company"), which along with its Subsidiaries (as defined herein) operates the Business (as defined herein);

                  WHEREAS, Tejas desires to contribute its interest in the Company to Enterprise Partners (or Enterprise Operating as the designee of Enterprise Partners) in exchange for Enterprise Partners issuing to Tejas (or Tejas Energy as the designee of Tejas) certain special partnership units and Enterprise Operating paying to Tejas the Other Consideration (as defined herein) on the terms and conditions as hereinafter provided;

                  WHEREAS, the parties acknowledge and agree that the transactions contemplated herein involve a transfer by Tejas of its interest in the Company to Enterprise Partners and a subsequent contribution of such interest by Enterprise Partners to Enterprise Operating;

                  WHEREAS, Tejas Energy (as the designee of Tejas) desires to acquire from EPC II and EPC II desires to sell to Tejas Energy a 30% membership interest in Enterprise GP, which is the general partner of Enterprise Partners and Enterprise Operating, for a cash payment to EPC II on the terms and conditions hereinafter provided; and

                  WHEREAS,   the  parties  hereto  desire  to  enter  into  this
Agreement  to  set  forth  the  terms,   conditions   and   procedures   of  the
above-described transactions.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby confirmed and acknowledged), the parties hereto hereby agree as follows:

                      ARTICLE I

                DEFINITIONS AND TERMS

                  Section 1.01 Specific Definitions. As used in this Agreement, the following terms have the following meanings:

                  "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such Person. For the purposes of this definition, "control" (including, with correlative meaning, the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such Person, by contract or otherwise.

                  "Agreement" means this Contribution Agreement, as the same may be amended or supplemented from time to time.

                  "Ancillary  Agreements"  shall have the meaning  specified  in
Section 2.04(d).

                  "Business" means all of the midstream natural gas processing and NGL business generated by the NGL assets, properties and commercial arrangements listed on Schedule 1.01(a) and the NGL assets, properties and commercial arrangements transferred or intended to be transferred pursuant to the acts of amendment and conveyances referenced in Section 6.09 (which includes all of the midstream natural gas processing and NGL business conducted by the Company and its Subsidiaries) which involves the processing of raw natural gas and the fractionation of NGLs in the States of Louisiana and Mississippi at the Facilities listed on Schedule 1.01(a) and all related transporting, storing, exchanging and marketing of NGLs. The parties intend that the Business includes all business generated by the assets, properties and commercial arrangements (other than the distribution or marketing of pipeline-quality natural gas) related to such gas processing and NGL operations to the extent located downstream of the inlet flange of each gas processing plant referenced on
Schedule 1.01(a) including: (i) the fractionation facilities listed on Schedule 1.01(a), (ii) pipelines, underground storage, shipping and receiving facilities and transportation assets listed on Schedule 1.01(a) and related rights of way and other real property interests used in such gas processing and fractionation operations, (iii) processing, exchange, storage, marketing, sales and transportation agreements related to the business conducted at such Facilities,
(iv) rail tank cars used to transport NGLs as listed on Schedule 1.01(a), (v) equity interests in Venice Energy Services Company, L.L.C., Dixie Pipeline Company, Entell NGL Services, L.L.C., Tri-States NGL Pipeline, L.L.C., K/D/S Promix L.L.C., Belle Rose NGL Pipeline, L.L.C. and Progas, LLC as listed on
Schedule 1.01(a) and (vi) all assets used in the Business, wherever located, including, without limitation, contracts, intangibles, books and records, financial and accounting systems and records, management information systems, files, computer hardware and software (including the Solarc

RightAngle license and the risk control model relating to the Business), office equipment and other assets currently used in the Business, and the assets listed for purposes of illustration but not limitation on Schedule 1.01(a) hereto; provided, however, that the term Business shall not include any of the assets listed on Schedule 1.01(b) hereto (the "Excluded Assets").

                  "Benefit Plan Date" has the meaning specified in Section 7.03.

                  "Business Day" means any day other than a Saturday, a Sunday or a legal holiday on which banks in Houston, Texas and New York, New York are authorized or obligated by Law to close.

                  "Business Employees" has the meaning specified in Section
7.01.

                  "Claim Notice" has the meaning specified in Section 8.03(a).

                  "Closing" means the closing of the transactions provided for in this Agreement.

                  "Closing Date" means the date on which the Closing occurs.

                  "Code" means the United States Internal Revenue Code of 1986, as amended.

                  "Common Units" means the common units representing limited partner interests in Enterprise Partners having the rights specified in the Enterprise Partners Amended Partnership Agreement.

                  "Company" has the meaning specified in the recitals.

                  "Company Interest" means 100% of the outstanding membership and other equity interests in the Company.

                  "Company  Required  Consents"  has the  meaning  specified  in
Section 4.03.

                  "Confidentiality    Agreement"   means   the   Confidentiality
Agreement dated January 19, 1999, between the Company and Enterprise Operating, as adopted by Tejas and Enterprise Partners.

                  "Consent" means any consent, waiver, approval, authorization, exemption, registration or declaration.

                  "Contingent Environmental Payments" has the meaning specified in Section 8.07(a).

                  "Conversion Dates" has the meaning specified in Section 2.03.

                  "Court" shall mean any federal, state, or local court, arbitration tribunal or other judicial authority.

                  "Damages" means all claims,  liabilities,  damages, penalties,
Judgments,   assessments,  losses,  costs  and  expenses,  including  reasonable attorneys' fees.

                  "Direct Claim" has the meaning specified in Section 8.03(a).

                  "Effective Date" means 12:01 a.m. on August 1, 1999.

                  "Employment  Commencement  Date" has the meaning  specified in
Section 7.01.

                  "Enterprise Environmental Payments" has the meaning specified in Section 8.07(a).

                  "Enterprise GP" has the meaning specified in the introductory paragraph of this Agreement.

                  "Enterprise  Indemnified Parties" has the meaning specified in
Section 8.02.

                  "Enterprise Operating" has the meaning specified in the introductory paragraph of this Agreement.

                  "Enterprise Operating Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of Enterprise Operating dated July 31, 1998, as amended, restated, supplemented or otherwise as defined.

                  "Enterprise   Parties"  has  the  meaning   specified  in  the
introductory paragraph of this Agreement.

                  "Enterprise   Partners"  has  the  meaning  specified  in  the
introductory paragraph of this Agreement.

                  "Enterprise Partners Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of Enterprise Partners dated July 31, 1998, as amended, restated, supplemented or otherwise updated.

                  "Enterprise Partners Amended Partnership Agreement" means the Second Amended and Restated Agreement of Limited Partnership of Enterprise Partners.

                  "Enterprise   Products"  has  the  meaning  specified  in  the
introductory paragraph of this Agreement.

                  "Enterprise Representations and Warranties" has the meaning specified in Section 8.01.

                  "Enterprise Required Consents" means the requirements of the HSR Act and the Consents listed in Schedule 5.04.

                  "Enterprise Third-Party Environmental Claims" has the meaning specified in Section 8.07(a).

                  "Environmental Law" means any Law that relates to (i) the prevention, abatement, remediation or elimination of pollution, (ii) the protection of the environment, (iii) the protection of individuals or property from actual or potential exposure (or the effects of exposure) to an actual or potential spill, release or threatened release of a Hazardous Substance, or petroleum or produced brine, or (iv) the operation, manufacture, processing, production, gathering, transportation, importation, use, treatment, storage or disposal, arrangement for transportation or arrangement for disposition of a Hazardous Substance, or petroleum or produced brine. The term "Environmental Law" includes the Clean Air Act, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980, the Federal Water Pollution Control Act, the Occupational Safety and Health Act of 1970, the Resource Conservation and Recovery Act of 1976, the Safe Drinking Water Act, the Toxic Substances Control Act, the Hazardous & Solid Waste Amendments Act of 1984, the Superfund
Amendments and Reauthorization Act of 1986, the Hazardous Materials Transportation Act, the Oil Pollution Act of 1990, any state Laws implementing the foregoing federal Laws and any Laws pertaining to the handling of oil and gas exploration and production wastes or the use, maintenance, and closure of pits and impoundments, and all other environmental conservation or protection Laws.

                  "EPC II" has the meaning specified in the introductory paragraph of this Agreement.

                  "EPC II Assignment" means the Assignment Agreement in the form of Exhibit 1.01(a) hereto pursuant to which EPC II will assign the GP Interest to Tejas Energy.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, and as the same shall be in effect from time to time.

                  "Facilities" means the gas processing plants, fractionation plants, pipeline assets and storage facilities specified on Schedule 1.01(a) hereto.

                  "Governmental Authority" shall mean any federal, state or local governmental agency or authority.

                  "Governmental Authorization" shall mean any required consent or approval by a Governmental Authority.

                  "GP Interest" means a membership interest in Enterprise GP representing a 30% ownership interest in Enterprise GP.

                  "Hazardous Substance" means any substance, chemical, pollutant, waste or other material (i) that consists, wholly or in part, of a substance that is regulated as toxic or hazardous to human health or the environment under any Environmental Law, or (ii) that exists in a condition or under circumstances that constitute a violation of an Environmental Law. The term "Hazardous Substance" includes any petroleum products, oils or derivatives thereof; asbestos or asbestos- containing materials; polychlorinated biphenols; as well as any "hazardous substance" as that term is defined in the Comprehensive Environmental, Response, Compensation and Liability Act of 1980, any "hazardous material" as that term is defined in the Hazardous Materials Transportation Act, any "hazardous chemical substance" or "pollutant" as those terms are defined in the Federal Water Pollution Control Act, and any "solid waste" or "hazardous waste" as those terms are defined in the Resource Conservation and Recovery Act of 1976 and any toxic substance as that term is defined under the Toxic Substances Control Act.

                  "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

                  "Indebtedness for Borrowed Money" means all obligations for borrowed money, including (a) any capital lease obligation, (b) any obligation (whether fixed or contingent) to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit (other than obligations under standby letters of credit securing performance under Material Contracts), or (c) any guarantee with respect to indebtedness for borrowed money (of the kind otherwise described in this definition) of another Person.

                  "Indemnified Party" has the meaning specified in Section 8.03.

                  "Indemnifying Party" has the meaning specified in Section
8.03.

                  "Intellectual Property Right" means all registered trade marks, trade names, patents and copyrights, unregistered trade marks, trade names and copyrights and all patent applications, all technology, trade secrets, designs, drawings, computer programs, processes and know how, both domestic and foreign, used in connection with the Business.

                  "IRS" means the United States Internal Revenue Service.

                  "Joint Venture" means any corporation, partnership, limited liability company, association, trust, joint venture or other entity or organization (other than Subsidiaries) in which the Company or any of its Subsidiaries has an interest.

                  "Judgments" means any judgments, injunctions, orders, decrees, writs, rulings or awards of any Court or any Governmental Authority of competent jurisdiction.

                  "Knowledge" or "knowledge" means, with respect to any party hereto, the actual knowledge of the executive officers of such party; provided that none of the executive officers shall be deemed to have performed, or be obligated to perform, any independent investigation or inquiry with respect to the matter to which such Knowledge relates other than, in each case, making reasonable inquiry with the head of the department who is principally responsible for the subject matter of any representation or warranty given to the knowledge of such party.

                  "Laws" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, order or decree.

                  "Lien" means mortgages, deeds of trust, liens, pledges, security interests, leases, conditional sale contracts, claims, rights of first refusal, options, charges, liabilities, obligations, agreements, privileges, liberties, easements, rights-of-way, limitations, reservations, restrictions and other encumbrances of any kind.

                  "Material Adverse Effect" means a material adverse effect on the business, assets, liabilities, or condition (financial or otherwise) of the subject party and its Subsidiaries, taken as a whole.

                  "Material Contract" has the meaning set forth in Section 4.12.

                  "NGLs" means natural gas liquids.

                  "Other Consideration" has the meaning prescribed in Section 2.02(c).

                  "Permits"  means  all  permits,   authorizations,   approvals,
registrations, licenses, certificates or variances granted by or obtained from any Governmental Authority.

                  "Permitted Liens" means (i) Liens for or in respect of Taxes, impositions, assessments, fees, rents and other governmental charges levied or assessed or imposed which are not yet delinquent or are being contested in good faith by appropriate proceedings and, if being contested, for which the appropriate party has set forth reserves on its books, records and financial statements in accordance with generally accepted accounting principles applied in a manner consistent with past practice, (ii) the rights of lessors and lessees under leases executed in the ordinary course of business, (iii) the rights of licensors and licensees under licenses executed in the ordinary course of business, and (iv) Liens, and rights to Liens, of mechanics, warehousemen, carriers, repairmen and others arising by operation of law and incurred in the ordinary course of business, securing obligations not yet delinquent or being contested in good faith by appropriate proceedings, (v) any Liens which are publicly recorded, (vi) other Liens entered into in the ordinary course of business that do not secure the payment of indebtedness for borrowed money and that do not materially and adversely affect the ability of Enterprise Operating, directly or indirectly, to use the encumbered assets and properties in the conduct of the Business and (vii) Liens set forth on Schedule 1.01(c) of the Tejas Disclosure Memorandum.

                  "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                  "Proceeding" means any action, suit, demand, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or investigation.

                  "Retained Liabilities" means the liabilities identified as "Retained Liabilities" on Schedule 1.01(d) of the Tejas Disclosure Memorandum.

                  "Securities Act" means the Securities Act of 1933, as amended or any successor or federal statute, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, and as the same shall be in effect from time to time.

                  "Shell Affiliate" means any Affiliate of Shell Oil Company.

                  "Shell Processing Agreement" means that certain Fourth Amendment to Conveyance of Gas Processing Rights among the Company, Shell Oil Company, Shell Exploration & Production Company, Shell Offshore Inc., Shell Deepwater Development Inc., Shell Deepwater Production Inc., Shell Consolidated Energy Resources Inc., Shell Land & Energy Company and Shell Frontier Oil & Gas Inc., and any other parties thereto, dated as of August 1, 1999.

                  "Special Units" means each series of the Class A Special Units of limited partnership interest in Enterprise Partners as described in Sections
2.03 and 2.05 and in the Enterprise Partners Amended Partnership Agreement.

                  "Subordinated Units" means the subordinated units representing partnership interests in Enterprise Partners created under the Enterprise Partners Amended Partnership Agreement.

                  "Subsidiary" or "Subsidiaries" of any Person means any corporation, partnership, limited liability company, association, trust, joint venture or other entity or organization of which such Person, either alone or through or together with any other Subsidiary, owns, directly or indirectly, more than 50% of the issued and outstanding stock or other equity or ownership interests, the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, association, trust, joint venture or other entity or organization.

                  "Taxes" means all taxes, however denominated, including any interest or penalties that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, goods and services, ad valorem or property, earnings, franchise, profits, license, withholding (including all obligations to withhold or collect for Taxes imposed on others), payroll, employment, excise, severance, stamp, occupation, premium, property, excess profit or windfall profit tax, custom duty, value added or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest and any penalty, addition to tax or additional amount (whether payable directly, by withholding or otherwise).

                  "Tax Returns" means any report, return, declaration or other filing required to be supplied to any taxing authority or jurisdiction with respect to Taxes including any amendments thereto.

                  "Tax Statute of Limitations Date" shall mean the close of business on the 30th day after the expiration of the applicable statute of limitations with respect to Taxes, including any tollings or extensions thereof.

                  "Tejas" has the meaning specified in the introductory paragraph of this Agreement.

                  "Tejas Assignment" means the Assignment Agreement in the form of Exhibit 1.01(b) hereto pursuant to which Tejas will assign the Company Interest to Enterprise Operating (as Enterprise Partners' designee).

                  "Tejas Co-ownership" means a co-ownership arrangement wherein the Company or its Subsidiary is a co-owner of assets and the co-owners have elected (or are deemed to have elected under Treasury Regulation ss. 1.761-2(b)) under Section 761(a) of the Code to be excluded from the provisions of subchapter K of chapter 1 of the Code.

                  "Tejas Disclosure Memorandum" means the disclosure memorandum delivered by Tejas to the Enterprise Parties prior to execution of this Agreement containing the disclosures contemplated by this Agreement.

                  "Tejas Energy" has the meaning specified in the introductory paragraph to this Agreement.

                  "Tejas  Indemnified  Parties"  has the  meaning  specified  in
Section 8.01.

                  "Tejas Joint Venture" means a limited liability company, association, trust, partnership, joint venture or other entity or organization in which the Company or any of its Subsidiaries owns, either alone or through or together with any Subsidiary, directly or indirectly, less than 100% of the issued and outstanding stock or other equity or ownership interests.

                  "Tejas LLC" means a limited liability company wherein the Company or its Subsidiary owns 100% of the equity interests.

                  "Tejas   Representations   and  Warranties"  has  the  meaning
specified in Section 8.02.

                  "Tejas Required Consents" has the meaning specified in Section 3.04.

                  "Tejas Third-Party Environmental Claims" has the meaning specified in Section 8.06(a).

                  "Third Party Claim" has the meaning specified in Section 8.03(a).

                  "Transactions" means the transactions contemplated by the Transaction Agreements.

                  "Transaction Agreements" means this Agreement, and the other agreements referred to in Sections 2.04(a), (b), (c), (e) and (g).

                  "Transferred Employees" has the meaning specified in Section 7.01.

                  "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

                  "Unitholder  Rights  Agreement"  has the meaning  specified in
Section 2.04(b).

                  "Units" means, collectively or individually or in any combination, as the context may require, the Special Units and any Common Units into which the Special Units are converted in accordance with the Enterprise Partners Amended Partnership Agreement.

                  Section 1.02 General Definitions. Capitalized terms used in this Agreement and not defined in Section 1.01 shall have the meanings ascribed to them elsewhere in this Agreement.

                  Section 1.03 Construction and Interpretation. The following rules of construction and interpretation shall apply to this Agreement, unless elsewhere specifically indicated to the contrary:

                  (a) all terms defined herein in the singular shall include the plural, as the context requires, and vice-versa;

                  (b) pronouns stated in the neuter gender shall include the masculine, the feminine and the neuter genders;

                  (c) the term "or" is not exclusive and shall be deemed to mean "and/or;"

                  (d) the term  "including"  (or any form thereof)  shall not be
limiting  or  exclusive  and  shall  be  deemed  to  mean  "including,   without
limitation;" and

                  (e) unless otherwise indicated, any reference made in this Agreement to a Section is a reference to a section of this Agreement, any reference to an exhibit is a reference to an exhibit to this Agreement.

                                   ARTICLE II

                         CONTRIBUTION AND RELATED ITEMS

                  Section 2.01 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement as set forth in Section 2.02 (the "Closing") will take place simultaneously with the execution hereof or on such other date as may be agreed upon by the parties hereto at 4:00 p.m. local time at the offices of Andrews & Kurth L.L.P. at 600 Travis, Houston, Texas.

                  Section 2.02 The Transactions. Subject to the terms and conditions of this Agreement, at the Closing:

                  (a) Tejas will contribute and assign the Company Interest to Enterprise Operating (as Enterprise Partner's designee) by executing and delivering the Tejas Assignment to Enterprise Operating;

                  (b)  Enterprise   Partners  will  issue  and deliver  to
         Tejas  Energy  (as  Tejas'  designee)  14,500,000 Special Units;

                  (c) Enterprise Operating (as Enterprise Partners' designee) will pay to Tejas $166,000,000 in cash as reflected on Schedule 2.02(c) attached hereto (the "Other Consideration");

                  (d) EPC II will convey the GP Interest to Tejas Energy (as Tejas' designee) by executing and delivering the EPC II Assignment to Tejas Energy; and

                  (e) Tejas Energy shall pay $4,000,000 in cash to EPC II in consideration for the GP Interest.

                  Section 2.03 Special Units. The Special Units shall be represented by certificates in the form contemplated by the Enterprise Partners Amended Partnership Agreement and will have the rights and features set forth therein. The Special Units will be automatically converted on a one-for-one basis into Common Units of Enterprise Partners effective as of the Class A Special Units Conversion Dates set forth in the Enterprise Partners Amended Partnership Agreement (the "Conversion Dates").

                  Section 2.04 Other Closing Matters. Subject to the terms and conditions of this Agreement, simultaneously with the execution hereof unless waived by the parties:

                  (a) Enterprise Partners and Tejas will enter into the Registration Rights Agreement in the form agreed upon by the parties;

                  (b) Tejas, the Enterprise Parties, Enterprise Products and EPC II will enter into the Unitholder Rights Agreement in the form agreed upon by the parties;

                  (c) Tejas and Enterprise Operating will enter into the Interim Services Agreement in the form agreed upon by the parties;

                  (d) Each of the agreements set forth on Schedule 2.04(d) hereto (the "Ancillary Agreements") shall be or have been executed by the appropriate parties thereto;

                  (e) Enterprise GP shall enter into the Enterprise Partners Amended Partnership Agreement in the form agreed upon by the parties;

                  (f) Tejas shall receive the opinion of counsel to the Enterprise Parties in the form agreed upon by the parties and the Enterprise Parties shall receive the opinion of counsel to Tejas in the form agreed upon by the parties; and

                  (g) Tejas, Dan Duncan LLC, EPC II and Tejas shall enter into the Amended and Restated Limited Liability Company Agreement of Enterprise GP in the form agreed upon by the parties.

                  Section 2.05 Additional Special Units Following Closing. Enterprise Partners will issue to Tejas up to an additional 6,000,000 Special Units, at the times and in accordance with and subject to the performance tests and procedures set forth in the Enterprise Partners Amended Partnership Agreement.

                  Section  2.06     Prorations of Property Taxes.

                  (a) The 1999 general property tax assessed against or pertaining to the assets included in the Business for the taxable period that includes the Closing Date shall be prorated between Tejas and the Company and its Subsidiaries as of the Closing Date. Tejas' 1999 general property tax responsibility will be for the period January 1, 1999 up to and including the Closing Date (the "Tejas Property Tax"). The Tejas Property Tax shall be an amount equal to the product of (i) the amount of such general property Tax for the entire taxable period that includes the Closing Date (or the amount of such general property Tax for the immediately preceding taxable period in the case of those assets and properties, if any, for which such general property Tax for the current period cannot be determined), times (ii) a fraction, the numerator of which is the number of days from January 1, 1999 to the Closing Date and the denominator of which is the total number of days in the entire taxable period.

                  (b) Tejas shall pay the 1999 general property tax statement in full and shall invoice Enterprise Partners and its Subsidiaries for the period from the Closing Date to December 31, 1999. Enterprise Partners agrees to make or cause to be made such payment

         (reimbursement) for the amount of the general property tax so prorated and invoiced. Enterprise Partners shall provide the name and address to which such invoice shall be sent.

                  Section  2.07     Adjustment for Interim Operations.

                  (a) The parties acknowledge and agree that the operations of the Company and its Subsidiaries from and after the Effective Date shall be for the account of Enterprise Partners; provided, Tejas and Tejas Energy will be responsible for administering and shall administer, the financial accounts of the Company and its Subsidiaries from the Effective Date through September 30, 1999 (the "Interim Period"), including processing cash collections and making required expenditures.

                  (b) As promptly as practicable, but no later than November 15, 1999, Enterprise Partners (with the assistance of Tejas and Tejas Energy to the extent requested by Enterprise Partners) will cause to be prepared and delivered to Tejas a certificate setting forth Enterprise Partners' calculation of the Interim Period Adjustment as determined in accordance with the procedures set forth in Schedule 2.07 hereto (the "Interim Period Adjustment").

                  (c) If Tejas or Tejas Energy disagrees with Enterprise Partners' calculation of the Interim Period Adjustment, Tejas may, within 20 days after delivery of such calculation, deliver a notice to Enterprise Partners disagreeing with Enterprise Partners' calculation of the Interim Period Adjustment and setting forth Tejas' calculation of the Interim Period Adjustment.

                  (d) If a notice of disagreement shall be duly delivered pursuant to paragraph (c), Enterprise Partners, Tejas and Tejas Energy shall, during the 30 days following such delivery, use their reasonable efforts to reach agreement on the amounts in order to determine the final Interim Period Adjustment. If, during such period, Enterprise Partners, Tejas and Tejas Energy are unable to reach such agreement, they shall promptly thereafter retain independent accountants (a "big 5" accounting firm other than Deloitte & Touche LLP and PricewaterhouseCoopers LLP) to promptly review this Agreement and the disputed amounts for the purpose of calculating the final Interim
         Period Adjustment. The independent accountants shall deliver to Enterprise Partners, Tejas and Tejas Energy, as promptly as practicable, a report setting forth each such calculation. Such report shall be final and binding upon Enterprise Partners, Tejas and Tejas Energy. The cost of such review and report shall be borne equally by Enterprise Partners and Tejas.

                  (e) If the final Interim Period Adjustment is a positive number, then such amount will be paid by Tejas or Tejas Energy to Enterprise Partners within ten days following calculation of the final Interim Period Adjustment and if the final Interim Period Adjustment is a negative number, then such amount will be paid by Enterprise Partners to Tejas or Tejas Energy within ten days following calculation of the final Interim Period Adjustment.

                                   ARTICLE III

                               REPRESENTATIONS AND
                          WARRANTIES OF TEJAS AND TEJAS
                          ENERGY AS TO TEJAS AND TEJAS
                                     ENERGY

                  Tejas and Tejas Energy, jointly and severally, represent and warrant to the Enterprise Parties that the following statements were true and correct as of the Effective Date and are true and correct as of the Closing
Date:

                  Section 3.01 Organization. Tejas is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all requisite power and authority to own the Company and its Subsidiaries (each of which is listed in Schedule 4.02(b) of the Tejas Disclosure Memorandum) and to carry on its business as it is now conducted. Tejas is a wholly-owned subsidiary of Tejas Energy. Tejas Energy is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all requisite power and authority to carry on its business as it is now conducted. Tejas Energy is an indirect majority-owned subsidiary of Shell Oil Company.

                  Section 3.02 Ownership of Company Interest. Tejas is the owner, beneficially and of record, of all the Company Interest free and clear of any Lien. At the Closing, Tejas will assign and contribute all the Company Interest to Enterprise Operating (as Enterprise Partners' designee) free and clear of any Lien as a result of which Enterprise Operating (as Enterprise Partners' designee) will own 100% of the outstanding equity interests in the Company.

                  Section 3.03 Validity and Enforceability. Each of Tejas Energy and Tejas has the requisite power and authority to execute and deliver the Transaction Agreements to which it is a party and to perform its obligations under such Transaction Agreements. The execution and delivery of the Transaction Agreements to which Tejas or Tejas Energy is a party and the consummation of the Transactions have been duly authorized by Tejas and Tejas Energy, respectively, and no additional authorization on the part of Tejas or Tejas Energy or any Affiliate thereof is necessary in order to authorize the Transaction Agreements or consummate the Transactions contemplated thereby. The Transaction Agreements to which Tejas or Tejas Energy is a party have been or at Closing will be duly executed and delivered by Tejas and Tejas Energy, respectively, and constitute legal, valid and binding obligations of Tejas and Tejas Energy, respectively, enforceable against Tejas and Tejas Energy in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting the rights and remedies of creditors, or by general principles of equity

(regardless of whether such enforceability is considered in a proceeding in equity or at law), including the availability of specific performance.

                  Section 3.04 Approvals and Consents. (a) Except for the requirements of (i) the requirements and Consents listed in Schedule 3.04 of the Tejas Disclosure Memorandum (the "Tejas Required Consents"), and (ii) those Laws, noncompliance with which could not reasonably be expected to have an adverse effect on the ability of Tejas or Tejas Energy to perform their respective obligations under the Transaction Agreements, no filing or notice or registration with, no waiting period imposed by and no Permit or Judgment of, any Governmental Authority is required under any Law applicable to Tejas or Tejas Energy and no notice to or Consent of any Person is required to permit Tejas or Tejas Energy to execute, deliver or perform their obligations under the Transaction Agreements to be executed and delivered by either of them at the Closing.

                  (b) Tejas represents that all filings required under the HSR Act to be made by Tejas or its Affiliates in order for Tejas to consummate the Transactions have been made and the applicable waiting period thereunder has expired.

                  Section 3.05 No Violation. Assuming receipt of all Tejas Required Consents, neither the execution and delivery by Tejas Energy and Tejas of the Transaction Agreements nor the performance by Tejas Energy or Tejas of their respective obligations thereunder will violate or breach the terms of or cause a default under (i) any Law or Judgment applicable to Tejas or Tejas Energy, (ii) the certificate of formation, the limited liability company agreement or other organizational documents of Tejas or Tejas Energy, or (iii) any contract or agreement to which Tejas or Tejas Energy or any of their respective Affiliates (other than the Company and its Subsidiaries) is a party or by which it or any of its properties or assets is bound, except in any such case for any matters described in this Section 3.05 that would not reasonably be expected to have an adverse effect upon the ability of Tejas or Tejas Energy to perform their respective obligations under the Transaction Agreements.

                  Section 3.06 Litigation. Except as set forth on Schedule 3.06 of the Tejas Disclosure Memorandum, there are no Proceedings pending, or, to the Knowledge of Tejas or Tejas Energy, threatened, against Tejas or Tejas Energy, at law or in equity, in any Court or before or by any Governmental Authority that (i) questions the validity of any Transaction Agreement or seeks to restrain, prohibit, invalidate, set aside, prevent or make unlawful any Transaction Agreement or any of the Transactions, or (ii) if adversely determined (x) would prevent or impair the ability of Tejas or Tejas Energy to perform any of their obligations under the Transaction Agreements or (y) would have a Material Adverse Effect on the Company.

                  Section  3.07     Investment Intent.

                  (a) Each of Tejas and Tejas Energy is capable of evaluating the merits and risks of its investment in the Units and the GP Interest. Tejas Energy is taking the Units and the GP Interest for its own account and not with any current view to or intent to sell in connection with any distribution of such securities as such terms are defined under the Securities Act. Each of Tejas and Tejas Energy has reviewed Enterprise Partners' Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Report on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999 (the "Enterprise Partners SEC Reports"). Each of Tejas and Tejas Energy has had an opportunity to discuss Enterprise Partners' and Enterprise GP's business and financial condition, properties, operations and prospects with Enterprise Partners' and Enterprise GP's management and to ask questions of officers of Enterprise Partners and Enterprise GP.

                  (b) Tejas and Tejas Energy understand that (i) the Units and the GP Interest will be "restricted securities" under the applicable federal securities laws, (ii) the Securities Act and the rules of the SEC provide in substance that such unitholder may dispose of the Units and the GP Interest only pursuant to an effective registration statement under the Securities Act or in a transaction exempt from the registration requirements of the Securities Act, and (iii) except as set forth in the Registration Rights Agreement, Enterprise Partners has no obligation or intention to register the sale of the Units or the GP Interest pursuant to the Securities Act, and that, accordingly, Tejas Energy and Tejas may be required to bear the economic risk of the investment in Units and the GP Interest for a substantial period of time.

                  (c) Tejas and Tejas Energy agree that certificates representing the Units shall be subject to appropriate stop-transfer instructions to be given by Enterprise Partners to its transfer agents and shall have endorsed thereon a legend substantially as follows:

                           The securities  represented by this  certificate have
                  not been registered under the Securities Act of 1933, as amended (the "Act"), or under any applicable state law, and may not be transferred without registration under the Act or such applicable state law unless an exemption from such registration is available thereunder.

         Enterprise Partners agrees to remove such legend at such time as the Units are freely tradeable under Rule 144 or otherwise.

                  Section 3.08 No Brokers. None of Tejas Energy, Tejas, the Company nor any of their respective Subsidiaries or Affiliates has, directly or indirectly, entered into any agreement with any Person that would obligate the Company, any of its Subsidiaries or any of the Enterprise Parties to pay any commission, brokerage fee or "finder's fee" in connection with the Transactions.

                                   ARTICLE IV

                               REPRESENTATIONS AND
                          WARRANTIES OF TEJAS AND TEJAS
                          ENERGY AS TO THE COMPANY AND
                                ITS SUBSIDIARIES

                  Tejas and Tejas Energy, jointly and severally, represent and warrant to the Enterprise Parties as to the Company and its Subsidiaries that the following statements were true and correct at the Effective Date and are true and correct as of the Closing Date:

                  Section 4.01 Organization. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties where now conducted, owned, leased or operated. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction where such license or qualification is required to carry on its business as now conducted, except where the failure to be so qualified or licensed or in good standing, as the case may be, could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

                  Section  4.02     Capitalization.

                  (a) All of the issued and outstanding Company Interest has been duly authorized and is validly issued. There are no outstanding or authorized (i) options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments, other than this Agreement, that could require the Company or Tejas to issue, sell, or otherwise cause to become outstanding any member interests in the Company or (ii) securities or rights convertible into or exchangeable or exercisable for, membership interests of the Company or any contracts, commitments, understandings or arrangements by which the Company or Tejas is or may be bound to issue, redeem, purchase or sell membership interests in the Company or securities convertible into or exchangeable for any such membership interests in the Company.

                  (b) Schedule 4.02(b) of the Tejas Disclosure Memorandum sets forth a complete list of (i) all of the Subsidiaries of the Company, the jurisdiction of incorporation or formation of each such Subsidiary and the number of issued and outstanding membership interests of each such Subsidiary and the record holders thereof, (ii) all Joint Ventures, including a description of the type of such entity, the ownership interest of the Company its Subsidiaries therein and, to the Knowledge of Tejas, the names and ownership interests of the other holders thereof and (iii) the ownership interest of the Company and each Company Subsidiary in any co-ownership arrangement wherein the Company or its Subsidiary is a co-owner of assets. Except as set forth on Schedule 4.02(b) of the Tejas Disclosure

         Memorandum all of the outstanding membership interests of the Company's Subsidiaries are owned beneficially and of record by the Company or the Company's Subsidiaries, free and clear of all Liens. There are no outstanding or authorized (i) options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments other than as contemplated by this Agreement, that would require the Company or any of its Subsidiaries or Tejas to issue, sell or otherwise cause to become outstanding any membership interests of the Company or any of its Subsidiaries or (ii) securities or rights convertible into or exchangeable or exercisable for, any such membership interests or any contracts, commitments, understandings or arrangements by which the Company or Tejas is or may be bound to issue, redeem, purchase or sell such membership interests or securities convertible into or exchangeable for any such membership interests. Except as set forth on Schedule 4.02(b) of the Tejas Disclosure Memorandum, all of the Company's or any of its Subsidiary's interests in the Joint Ventures are owned beneficially and of record by the Company or the Company's Subsidiaries, free and clear of all Liens and neither Tejas, the Company nor any Subsidiary has entered into any contracts or agreements by which the Company or any of its Subsidiaries is or may be bound to sell or otherwise transfer, directly or indirectly, such interests provided this representation is not intended to cover preferential rights and other similar rights of refusal or purchase rights contained in any of the Material Contracts listed on
         Schedule 4.12(a).

                  Section 4.03 No Violation. Assuming receipt of all Company required consents ("Company Required Consents") indicated as required in
Schedule 4.03 of the Tejas Disclosure Memorandum, neither the execution and delivery by Tejas and Tejas Energy of the Transaction Agreements nor the performance by Tejas or Tejas Energy of their obligations hereunder or thereunder will (a) (i) violate or breach the terms of or cause a default under any Law or any Judgment applicable to the Company or any of its Subsidiaries,
(ii) conflict with or violate any provisions of the certificate of organization, the limited liability company agreement or other organizational documents of the Company or any of its Subsidiaries or (iii) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation under, any note, bond, mortgage, indenture, license, lease, agreement, contract, arrangement or commitment to which the Company or any of its Subsidiaries is a party or by which they or any of their properties or assets are bound, or (b) result in the creation or imposition of any Lien on any of the properties or assets of the Company or any of its Subsidiaries, except in any such case for any matters described in this
Section 4.03 that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on the Company.

                  Section 4.04 Permits. Except as set forth on Schedule 4.04 of the Tejas Disclosure Memorandum, the Company and each of its Subsidiaries have all Permits required to conduct their respective businesses as currently conducted and the Company and each of the Subsidiaries have been operating their respective businesses pursuant to and in compliance with the terms of all such Permits, except for such failures to comply which have not resulted in, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth on Schedule 4.04 of the

Tejas Disclosure Memorandum, such Permits held by the Company and its Subsidiaries are valid and in full force and effect and none of such Permits will, assuming the Company Required Consents have been obtained, be cancelled, forfeited, revoked, suspended or terminated as a result of the transactions contemplated by this Agreement, except, in each case, such Permits the cancellation, forfeiture, revocation, suspension or termination of which would not have a Material Adverse Effect on the Company.

                  Section 4.05 Compliance With Applicable Law. Except as set forth on Schedule 4.05 of the Tejas Disclosure Memorandum, each of the Company and its Subsidiaries is presently complying with and in the past has complied with all applicable Laws and Judgments, except for such failures to comply which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Company.

                  Section  4.06     Litigation.

                  (a) Except as set forth on Schedule 4.06(a) of the Tejas Disclosure Memorandum, there are no Proceedings pending or, to the Knowledge of Tejas or Tejas Energy, threatened, against the Company or any of its Subsidiaries or to which the Company or any of the Subsidiaries is or will be a party.

                  (b) Except as set forth on Schedule 4.06(b) of the Tejas Disclosure Memorandum, none of the Proceedings referred to in Section 4.06(a) above would reasonably be expected to result in a Material Adverse Effect on the Company or materially impair Tejas' or Tejas Energy's ability to effect the Closing.

                  Section  4.07     Taxes.

                  (a) The Company, its Subsidiaries, the Tejas Joint Ventures and the Tejas Co- ownerships have not, on or prior to the Closing Date, filed an election under Treasury Regulation ss.301.7701-3 to be classified as a corporation for federal income Tax purposes. During the entirety of the period from the date of its formation through the Closing Date, each of the Company and the Tejas LLCs has been a business entity that has had and will have a single owner at any given point in time and is and will be disregarded as an entity separate from its owner for federal income Tax purposes under Treasury Regulation Sections 301.7701-2 and -3 and any comparable provision of applicable state or local Tax law that permits such treatment. Each of the Tejas Joint Ventures (other than the Dixie Pipeline Company) is treated and classified as a partnership for federal income Tax purposes under Treasury Regulation ss.301.7701-2 and -3. Each of the Tejas Co-ownerships is classified and treated as a co-ownership rather than a partnership or association taxable as a corporation for federal income Tax purposes under Treasury Regulation ss.301.7701-2 and -3.

                  (b)  Except  as set  forth  on  Schedule  4.07  of  the  Tejas
         Disclosure Memorandum, all Tax Returns of the Company, its Subsidiaries, the Tejas Joint Ventures and the Tejas Co-ownerships that are required to be filed (taking into account any extensions of time within which to file) before the Closing Date, have been filed, the information provided in such Tax Returns is complete and accurate in all material respects, and all Taxes owed by the Company, its Subsidiaries, the Tejas Joint Ventures and the Tejas Co-ownerships have been timely paid in full.

                  (c) There are no Liens for Taxes upon the assets of any of the Company and its Subsidiaries or the Tejas Co-Ownerships, or, to the Knowledge of Tejas or Tejas Energy, upon the assets of any of the Tejas Joint Ventures (excluding the Company's Subsidiaries), other than with respect to ad valorem Taxes which are not yet delinquent or Permitted Liens. Each of the Company and its Subsidiaries, and, to the Knowledge of Tejas or Tejas Energy, each of the Tejas Joint Ventures (excluding the Company's Subsidiaries) has fully complied with all applicable federal, state and local employment Tax, withholding and contribution obligations with respect to its employees, and all other Tax withholding obligations required by law.

                  (d) Each of the Company and its Subsidiaries and, to the Knowledge of Tejas or Tejas Energy, the Joint Ventures (excluding the Company's Subsidiaries) (or the operators of the Joint Ventures and/or Tejas), to the extent required by Section 4081 et seq. of the Code, has obtained a currently effective IRS Form 637 registration number.

                  Section 4.08 Financial Statements. Copies of the financial statements of the Company and its Subsidiaries consisting of a statement of assets acquired and liabilities assumed of the Company and its Subsidiaries as of December 31, 1998, and the related statement of revenues and direct operating expenses for the year ended December 31, 1998 (including the notes thereto), which financial statements have been audited, and are accompanied by the audit opinion of Deloitte & Touche LLP (the "Financial Statements") have been provided to Enterprise Partners. Except for the Retained Liabilities, such Financial Statements present fairly, in all material respects, the assets acquired and liabilities assumed as of December 31, 1998 and the revenues and direct operating expenses for the year ended December 31, 1998 of the Company and its Subsidiaries pursuant to this Agreement in conformity with generally accepted accounting principles consistently applied.

                  Section 4.09 Absence of Certain Changes. Since December 31, 1998, except as set forth in Schedule 4.09 of the Tejas Disclosure Memorandum, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practices and there has not been:

                  (a) any event, occurrence, development or state of circumstances or facts (other than economic conditions or facts or circumstances applicable to the natural gas liquids industry in general) which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company;

                  (b) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Company and its Subsidiaries which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company;

                  (c) any  material  transaction  or  commitment  made,  or, any
         Material Contract entered into, by the Company or any of its Subsidiaries (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its Subsidiaries of any Material Contract, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by the Transaction Agreements;

                  (d) except as contemplated by this Agreement and except for any such change after the date of this Agreement required by reason of a concurrent change in generally accepted accounting principles, any change in any method of accounting or accounting practice with respect to the Company and its Subsidiaries; and

                  (e) any amendment of the terms of or breach of the provisions of (or any event which, with notice or passage of time or both would constitute a breach by the Company or the Subsidiaries of) the Shell Processing Agreement which could result in the termination of such agreement by any Shell Affiliate party thereto.

                  Section 4.10 Bank Accounts. Schedule 4.10 of the Tejas Disclosure Memorandum includes the names and locations of all banks in which the Company or any of its Subsidiaries has an account or safe deposit box related to the Business and the names of all persons authorized to draw thereon or to have access thereto.

                  Section 4.11 Conduct of Business From the Effective Date to the Closing Date. From the Effective Date to the Closing Date and, except as otherwise contemplated by this Agreement, Tejas and Tejas Energy:

                  (a) have caused the Company and its Subsidiaries to conduct the business and operations of the Company and its Subsidiaries in the ordinary course;

                  (b) have not permitted the Company or its Subsidiaries to dispose of any assets of the Business except for Excluded Assets and inventory sold in the ordinary course of business;

                  (c) have not permitted the Company or its Subsidiaries to make any loans, advances, distributions or dividends to Tejas or its Affiliates (other than the Company or its Subsidiaries);

                  (d) have not permitted the Company or its Subsidiaries to use their respective cash or properties to pay any Retained Liabilities other than as adjusted for in Section 2.07;

                  (e) have not permitted the Company or its Subsidiaries to incur, create or assume any Lien on any individual asset of the Company or its Subsidiaries other than Permitted Liens; and

                  (f) have not permitted the Company or its Subsidiaries to incur any Indebtedness for Borrowed Money except for amounts borrowed from Tejas or its Affiliates which will be extinguished pursuant to
         Section 6.07 below.

                  Section  4.12     Material Contracts or Indebtedness.

                  (a) Schedule 4.12(a) of the Tejas Disclosure Memorandum includes a list of the following agreements, arrangements or understandings to which the Company or any Subsidiary or any Joint Venture of which the Company or a Company Subsidiary is the operator is a party (or with respect to subsection (xii) below to which any such party or Tejas or Tejas Energy or any other Shell Affiliate is a party) (each, a "Material Contract"):

                           (i)      any site lease with respect to a Facility;

                           (ii) any lease (whether of real or personal property) providing for annual rental payments or receipts of $1,500,000 or more;

                           (iii) any operating agreements under which the Company or any Company Subsidiary is the operator;

                           (iv) any construction agreements providing for annual payments by the Company or any Subsidiary of $1,500,000 or more;

                           (v)      any pipeline tariff agreements;

                           (vi) any  storage  agreements  providing  for  annual
                  payments or receipts by the Company or any Subsidiary of $1,500,000 or more, other than agreements which have a term of 30 days or less or can be terminated with 30 days or less notice without penalty;

                           (vii) partnership agreements, limited liability agreements and joint venture agreements and construction and operation agreements;

                           (viii) any gas processing  agreements,  fractionation
                  agreements,   NGL  supply  and  sale   agreements,   marketing
                  agreements, straddle agreements, balancing agreements, interconnection agreements or utility contracts in each case providing for annual payments or receipts in excess of $1,500,000 other than agreements which have a term of 30 days or less or can be terminated with 30 days or less notice without penalty;

                           (ix) any agreement (other than the Transaction Agreements) relating to the acquisition or disposition of a Subsidiary or any material asset outside the ordinary course of business (whether by merger, sale of stock, sale of assets or otherwise), other than as set forth on Schedule 4.12(a)(ix) of the Tejas Disclosure Memorandum;

                           (x) any  agreement  or series of  related  agreements
                  relating to Indebtedness for Borrowed Money or any guarantee thereof in excess of $1,500,000;

                           (xi) any agreement or arrangement with Tejas Energy or Tejas or an Affiliate of Shell Oil Company on the one hand and the Company or any of its Subsidiaries on the other hand; and

                           (xii) any  agreement  which  restricts the Company or
                  its Subsidiaries or Enterprise Partners or any of its Affiliates from engaging in any line of business which the Company or any of the Subsidiaries is conducting immediately prior to the Closing Date.

                  (b) True and complete copies of each such Material Contract have been made available to Enterprise Partners.

                  (c)  Except as  disclosed  in  Schedule  4.12(c)  of the Tejas
         Disclosure Memorandum, each Material Contract is a legal, valid and binding obligation of each of the Company and/or any Subsidiary that is a party thereto and, to the Knowledge of Tejas or Tejas Energy, each other party to such Material Contract, enforceable against the Company and/or such Subsidiary and, to the Knowledge of Tejas or Tejas Energy, each such other party in accordance with its terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity)), and neither the Company nor any Subsidiary nor, to the Knowledge of Tejas Energy or Tejas, any other party to such Material Contract is in material default or has failed to perform any material obligation under such Material Contract, and there does not exist any event, condition or omission which would constitute a material breach or material default (whether by lapse of time or notice or both), except for any such defaults, failures or breaches as, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect.

                  (d) Neither the Company nor any Subsidiary is in breach of or has failed to perform or has taken any action or failed to perform any action that, with notice or passage of time or both, would be a breach, under any Material Contract referred to in clause (a)(xi) above where such breach could result in the Shell Oil Company Affiliate terminating or having the right to terminate or cancel such agreement or which would otherwise have a Material Adverse Effect on the Company.

                  Section  4.13     Assets.

                  (a) Schedule 4.13(a) of the Tejas Disclosure Memorandum correctly describes all real property (the "Real Property") which the Company or any of its Subsidiaries owns, leases or subleases, any title insurance policies and surveys with respect to such Real Property, specifying in the case of leases or subleases, the name of the lessor or sublessor, the lease term and the basic annual rent.

                  (b) Schedule 4.13(b) of the Tejas Disclosure Memorandum sets forth, with respect to each Facility, the name and location of such Facility, whether such Facility is a gas processing, fractionation, storage or pipeline facility, the capacity of such Facility, the ownership interest of the Company and its Subsidiaries in each such Facility and the name of the operator of each Facility.

                  (c) Subject to execution and filing of the acts of amendment and conveyances (as described in Section 6.09), the Company or a Subsidiary thereof has good and indefeasible title to, or in the case of leased Real Property or personal property, valid leasehold interests in, all material assets (whether real, personal, tangible or intangible) reflected in the Audited Financial Statements or acquired after December 31, 1998, including the interests in the Facilities described in Schedule 1.01(a) of the Tejas Disclosure Memorandum. Except as set forth on Schedule 4.13(c) of the Tejas Disclosure Memorandum, no material asset of the Company or any of its Subsidiaries is subject to any Lien, except for Permitted Liens.

                  Section 4.14 Employees, Employee Benefits. None of the Company nor any Subsidiary thereof has any employees or maintains or is liable under any employee compensation, benefit, pension or welfare plan or arrangement.

                  Section 4.15 Sufficiency of Assets Held by the Company and its Subsidiaries. Except as provided in Schedule 4.15 of the Tejas Disclosure Memorandum, the assets to be held by the Company and its Subsidiaries as of the Closing will constitute all of the properties or assets necessary to conduct the Business as conducted at the Effective Date.

                  Section  4.16     Intellectual Property.

                  (a) Schedule 4.16 of the Tejas Disclosure Memorandum contains a list of all Intellectual Property Rights owned or licensed by Tejas Energy, or Tejas or the Company or any of its Subsidiaries that Enterprise Partners has identified that it desires to use following the Closing ("Material Intellectual Property Rights").

                  (b) Schedule 4.16 of the Tejas Disclosure Memorandum sets forth a list of all material licenses, sublicenses and other agreements involving Material Intellectual Property Rights as to which the Company or any of its Subsidiaries is a party.

                  (c) (i) Except as set forth in Schedule 4.16 of the Tejas Disclosure Memorandum, since February 2, 1998, none of the Company and its Subsidiaries has been a defendant in any action, suit, investigation or proceeding relating to, or otherwise has been notified of, any alleged claim of infringement of any Material Intellectual Property Right, and none of Tejas or the Company or any of its Subsidiaries has any Knowledge of any other such infringement by the Company or any of its Subsidiaries, and (ii) none of the Company and its Subsidiaries has any outstanding claim or suit for, and has no Knowledge of, any continuing infringement by any other Person of any Material Intellectual Property Rights. No Material Intellectual
         Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use of such Material Intellectual Property Right by the Company or any of its Subsidiaries or restricting the licensing of such Material Intellectual Property Right by the Company or any of its Subsidiaries to any Person. None of the Company and its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement of any Material Intellectual Property Right.

                  Section 4.17 Non-Business Related Assets. Since its formation in 1998 and other than the Excluded Assets, neither the Company nor any of its Subsidiaries has owned any assets which were not involved in, used in or otherwise related to the conduct of the Business.

                                    ARTICLE V

                               REPRESENTATIONS AND
                          WARRANTIES OF THE ENTERPRISE
                                     PARTIES

                  The Enterprise Parties, jointly and severally, and EPC II, severally and only as to representations and warranties applicable to EPC II in Sections 5.01(b), 5.02(b), 5.03, 5.04(a), and 5.05, and to the representations and warranties in 5.01(c) and 5.10(a), (b), (c), (e) and (h) and Enterprise Products severally and only as to the representations applicable to Enterprise Products in Sections 5.02(a), 5.03, 5.04(a) and 5.05, represent and warrant to Tejas and Tejas Energy that the following statements were true and correct as of the Effective Date and are true and correct as of the Closing Date:

                  Section  5.01     Organization.

                  (a) Each of Enterprise Partners and Enterprise Operating is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware with all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted.

                  (b) EPC II is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware with all requisite power and to own, lease and operate its properties and to carry on its business as currently conducted.

                  (c) Enterprise GP is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted.

                  Section  5.02     Authorization of Agreement.

                  (a) Each of the Enterprise Parties and Enterprise Products has all requisite power and authority to enter into the Transaction
         Agreements to which it is a party, to perform its obligations thereunder and to consummate the Transactions to which it is a party. The execution and delivery by each of the Enterprise Parties and Enterprise Products of such Transaction Agreements, and the performance of their obligations thereunder, have been duly and validly authorized by all requisite action on the part of the Enterprise Parties and Enterprise Products. The Transaction Agreements to which the Enterprise Parties or Enterprise Products are a party have been executed and delivered by such Enterprise Parties and Enterprise Products, constitute legal, valid and binding obligations of such Enterprise Parties and Enterprise Products, and are enforceable against them in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting the rights and remedies of creditors, or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including the availability of specific performance.

                  (b) EPC II has all requisite corporate power and authority to enter into the Transaction Agreements to which it is a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by EPC II of the Transaction Agreements to which it is a party, and the performance of its obligations thereunder, have been duly and validly authorized by all requisite action on the part of EPC II. Each Transaction Agreement to which EPC II is a party has been duly executed and delivered by EPC II, constitutes a legal, valid and binding obligation of EPC II, and is enforceable against EPC II in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting the rights and remedies of creditors, or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including the availability of specific performance.

                  Section 5.03 No Violations. The execution, delivery and performance by the Enterprise Parties, EPC II and Enterprise Products of the Transaction Agreements, and the consummation of the Transactions do not and will not (i) conflict with or violate any provision of the organizational documents of the Enterprise Parties, EPC II or Enterprise Products, (ii) subject to obtaining the Enterprise Required Consents, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Enterprise Parties, EPC II or Enterprise Products, under any note, bond, mortgage, indenture, Permit, license, lease, agreement, contract, arrangement or commitment to which any of the Enterprise Parties, EPC II or Enterprise Products is a party or by which the Enterprise Parties, EPC II or Enterprise Products or any of their assets or properties are bound or affected, or (iii) subject to obtaining the Enterprise Required Consents, violate or result in a breach of or constitute a default under any Law or Judgment applicable to the Enterprise Parties, EPC II or Enterprise Products, or by which the Enterprise Parties, EPC II or Enterprise Products, or any of their respective assets are bound or affected, except, in the cases of clauses (ii) and (iii), for any conflict, breach, default, termination, cancellation, acceleration, loss or violation which, individually or in the aggregate, would not materially impair the Enterprise Parties', EPC II's or Enterprise Products' ability to effect the Closing or have a Material Adverse Effect on Enterprise Partners, Enterprise Operating and their respective Subsidiaries or on Enterprise GP.

                  Section 5.04 Approvals. (a) Except for the requirements of the Consents listed in Schedule 5.04 ("Enterprise Required Consents"), no Consent is required to be obtained by the Enterprise Parties, EPC II or Enterprise Products, or any of their respective Affiliates from, and no notice or filing is required to be given by the Enterprise Parties, EPC II or Enterprise Products or any of their respective Affiliates to or made by the Enterprise Parties, EPC II or Enterprise Products or any of their respective Affiliates with, any Governmental Authority or other Person in connection with the execution, delivery and performance by the Enterprise Parties, EPC II or Enterprise Products of the Transaction Agreements, other than in all cases where the failure to obtain such Consent or approval or to give or make such notice or filing would not, individually or in the aggregate, impair the Enterprise Parties', EPC II's or Enterprise Products' ability to effect the Closing or have a Material Adverse Effect on Enterprise Partners, Enterprise Operating and their respective Subsidiaries or on Enterprise GP.

                  (b) The Enterprise Parties represent that all filings required under the HSR Act to be made by the Enterprise Parties or their Affiliates in order for the Enterprise Parties to consummate the Transactions have been made and early termination of the applicable waiting period thereunder has expired.

                  Section 5.05 Litigation; Impairment. There are no actions, suits, claims or proceedings pending (whether at law or in equity) or, to the Knowledge of the Enterprise Parties, EPC II and Enterprise Products, threatened against or involving Enterprise Partners, Enterprise Operating, or their respective Subsidiaries or Enterprise GP in any Court or before or by any Governmental Authority which (i) questions the validity of any Transaction Agreement or seeks to restrain, prohibit, invalidate, set aside, prevent or make unlawful any Transaction Agreement or any of the Transactions, or (ii) if adversely determined (x) would prevent or impair the ability of Enterprise Partners or Enterprise Operating to purchase the Company Interest, the ability of EPC II to sell the GP Interest to Tejas or the ability of the Enterprise Parties or Enterprise Products to perform any of their obligations under the Transaction Agreements or (y) would have a Material Adverse Effect on Enterprise Partners, Enterprise Operating and their respective Subsidiaries or on Enterprise GP.

                  Section 5.06 Compliance With Applicable Law. Each of Enterprise Partners, Enterprise Operating and its Subsidiaries and Enterprise GP is presently complying with all applicable Laws and Judgments, except for such failures to comply which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Enterprise Partners, Enterprise Operating or its Subsidiaries or Enterprise GP.

                  Section 5.07 Permits. Each of the Enterprise Partners, Enterprise Operating and each of their respective Subsidiaries and Enterprise GP have all Permits required to conduct their respective business as currently conducted and such entities have been operating their respective businesses pursuant to and in compliance with the terms of all such Permits, except for such failures to comply which have not resulted in, individually or in the aggregate, a Material Adverse Effect on the Enterprise Parties, Enterprise Operating and their respective Subsidiaries or on Enterprise GP. Such Permits held by the Enterprise Partners, Enterprise Operating and their respective Subsidiaries and Enterprise GP are valid and in full force and effect and none of the Permits will, assuming the Enterprise Required Consents have been obtained, be terminated or become terminable as a result of the transactions contemplated by this Agreement, except, in each case, such Permits the termination or impairment of which would not have a Material Adverse Effect on Enterprise Partners, Enterprise Operating and their respective Subsidiaries or Enterprise GP.

                  Section  5.08     Taxes.

                  (a)  All  Tax  Returns  of  Enterprise  Partners,   Enterprise
         Operating, Enterprise GP and their respective Subsidiaries that are required to be filed (taking into account any extensions of time within which to file) before the Closing Date, have been or will be filed, the information provided in such Tax Returns is complete and accurate in all material respects, and all Taxes shown to be due and payable by Enterprise Partners, Enterprise Operating, Enterprise GP and their respective Subsidiaries on such Tax Returns have been or will be paid in full.

                  (b) Enterprise Partners and Enterprise Operating have not, and will not on or prior to the Closing Date, file an election under Treasury Reg. ss.301.7701-3 to be classified as a corporation for federal income tax purposes. During the entirety of the period from the date of the formation through the Closing, each of the Enterprise Partners and Enterprise Operating has been and will be treated and classified as a partnership for federal income tax purposes under Treasury Reg. ss.301.7701-2 and -3 and ninety percent (90%) or more of

         Enterprise Partners' gross income is income derived from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource or other items of "qualifying income" within the meaning of Section 7704 of the Code.

                  Section 5.09 SEC Reports. Since August 1, 1998 (a) Enterprise Partners has timely made all filings required to be made by the Securities Act and the Exchange Act, (b) all filings by Enterprise Partners with the SEC, at the time filed (in the case of documents filed pursuant to the Exchange Act) or when declared effective by the SEC (in the case of registration statements filed under the Securities Act) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder, (c) no such filing, at the time described above, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, and (d) all financial statements contained or incorporated by reference therein complied as to form when filed in all material respects with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly present in all material respects the financial condition and results of operations of Enterprise Partners at and as of the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (subject in the case of unaudited statements, to normal year-end audit adjustments).

                  Section  5.10     Ownership; Issuance of Special Units.

                  (a) Enterprise GP is the sole general partner of Enterprise Partners, with a 1% general partner interest in Enterprise Partners.

                  (b) Enterprise GP is the sole general partner of Enterprise Operating, with a 1.0101% general partner interest in Enterprise Operating.

                  (c) All of the general partner interests in Enterprise Partners and Enterprise Operating have been duly authorized and have been validly issued to Enterprise GP in accordance with the Enterprise Partners Partnership Agreement and Enterprise Operating Partnership Agreement, and are owned by Enterprise GP free and clear of all Liens.

                  (d) Enterprise Partners is the sole limited partner of Enterprise Operating with a 98.9899% limited partner interest in Enterprise Operating; such limited partner interest has been duly authorized and validly issued in accordance with the Enterprise Operating Partnership Agreement, is fully paid (to the extent required by the Enterprise Operating Partnership Agreement) and nonassessable (as such nonassessability may be affected by matters described in the Enterprise Partners' Prospectus dated July 27, 1998 under the caption "The Partnership Agreement--Limited Liability") and is owned by Enterprise Partners free and clear of all Liens.

                  (e) Except as set forth on Schedule 5.10(e), all of the membership interests in Enterprise GP have been duly authorized and validly issued and are fully paid and nonassessable, and are owned 95% by EPC II and 5% by Dan Duncan LLC free and clear of Liens.

                  (f) The only outstanding limited partner interests of Enterprise Partners (other than the Special Units) are 45,552,915 Common Units and 21,409,870 Subordinated Units, which have been duly authorized by the Enterprise Partners Partnership Agreement and are validly issued and fully paid (to the extent required under the Enterprise Partners Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in the Enterprise Partners' Prospectus dated July 27, 1998 under the caption "The Partnership Agreement--Limited Liability"). Except as set forth on
         Schedule 5.10(f), there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts, commitments or obligations that could require Enterprise Partners to issue any additional units or equity other than as set forth in this Agreement. Enterprise Partners has not granted any registration rights with respect to partnership units or other equity to any third parties.

                  (g) When issued and delivered to Tejas at the Closing, the Special Units shall have been duly authorized and validly issued to Tejas in accordance with the Enterprise Partners Amended Partnership Agreement and fully paid and nonassessable (except as such nonassessability may be affected by matters described in the Enterprise Partners' Prospectus dated July 27, 1998 under the caption "The Partnership Agreement--Limited Liability.") Upon its receipt of the Special Units at Closing, Tejas will receive good and indefeasible title to the Special Units free and clear of Liens.

                  (h) EPC II owns Common Units representing 73.657% of the issued and outstanding Common Units.

                  Section 5.11 Financing. Enterprise Partners has, or has arranged for, the funds necessary to pay the Other Consideration to Tejas.

                  Section 5.12 No Brokers. None of the Enterprise Parties has employed any investment banker, broker, or finder in connection with the transactions contemplated by this Agreement, nor has any of them taken any action which would give rise to a valid claim against Tejas or Tejas Energy for a brokerage commission, finder's fee, or other like payment.

                  Section  5.13     Investment Intent.

                  (a) The Enterprise Parties are capable of evaluating the merits and risks of their investment in the Company Interest. The Enterprise Parties are taking the Company Interest for their own account and not with a current view to or intent to sell in connection with any distribution of such securities as such terms are defined under the Securities Act. The Enterprise Parties have had an opportunity to discuss the Company's and its Subsidiaries' and its Joint Ventures' and co-ownerships' business and financial condition, properties, operations and prospects with the Company's and its Subsidiaries' management and to ask questions of officers of the Company and its Subsidiaries.

                  (b) The Enterprise Parties understand that (i) the Company Interests will be "restricted securities" under the applicable federal securities laws, and (ii) that the Securities Act and the rules of the SEC provide in substance that such equity holder may dispose of the Company Interests only pursuant to an effective registration statement under the Securities Act or in a transaction exempt from the registration requirements of the Securities Act, and that, accordingly, the Enterprise Parties may be required to bear the economic risk of the investment in the Company Interests for a substantial period of time.

                                   ARTICLE VI

                                    COVENANTS

                  Section  6.01     Access to Information Following the Closing.

                  (a) To the extent reasonably necessary or desirable in connection with Tejas' ownership of the Company Interest (including tax related matters), after the consummation of the Transactions, Tejas will have reasonable access at all reasonable times and in a manner so as not to interfere with the normal business operations of the Company and its Subsidiaries, to all premises, properties, personnel, books, records, work papers, contracts and documents of or pertaining to each of the Company and its Subsidiaries to the extent relating to the Business or assets of the Business as existing at the Closing. Enterprise Partners shall preserve all such information, records and documents for a period of seven (7) years following the Closing.

                  (b) Each of the parties hereto will preserve and retain all schedules, work papers and other documents relating to any Tax Returns of or with respect to the Company or any of its Subsidiaries or to any claims, audits or other proceedings affecting the Company or any of its Subsidiaries until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

                  Section  6.02     Intentionally Deleted.

                  Section 6.03 Public Announcements. The Enterprise Parties and Tejas and Tejas Energy will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated by this Agreement and, except as may be required by applicable Law or any securities exchange on which the securities of the parties or their Affiliates are listed (following notice and consultation), neither the Enterprise Parties nor Tejas or Tejas Energy shall issue any such press release or make any such public statement without the prior approval of the other party to this Agreement, such approval not to be unreasonably withheld or delayed.

                  Section 6.04 Removal of Tradenames. As soon as reasonably practicable after the Closing (and in any event, within 180 days after the actual date of the Closing (or such later date as may be reasonably requested by Enterprise Operating and consented to by Tejas, such consent not to be unreasonably withheld), the Enterprise Parties will remove the "Tejas," "Coral" and "Shell" names (and all derivatives thereof), trademarks and symbols from the properties and assets of the Company and its Subsidiaries (including changing all signage relating thereto) and provide the requisite notices to, the appropriate federal, state or local agencies to place the title or other evidences of ownership, including operation of the properties and assets, in a name other than any name of Tejas or any of its Affiliates or any variations thereof. In addition, within 15 days of the actual date of Closing (and 90 days of the actual date of Closing with respect to Tejas NGL Pipelines, LLC), Enterprise Operating will change all of the legal names of the Company and its Subsidiaries to delete from the name thereof the word "Tejas".

                  Section  6.05     Further Assurances.

                  (a) The parties hereto agree to cooperate fully with each other and from time to time after the Closing, upon request and without further consideration, to (i) execute, deliver, acknowledge and file (where necessary) all such further instruments, agreements and documents, as may be reasonably required to more effectively evidence the transfer of the assets comprising the Business to the Company and its Subsidiaries or to consummate the Transactions and carry out the intent and purposes of this Agreement and (ii) take such actions as may be reasonably required to cause Enterprise Operating (or its designee) to have actual control and possession of the assets comprising the Business. Without in any manner limiting the generality of the foregoing, if record and beneficial title to any of the assets comprising the Business is not held by the Company or its Subsidiaries but rather is held by an Affiliate of Tejas as of the Closing, Tejas Energy and Tejas agree to execute and to cause their Affiliates to execute such agreements as shall be reasonably required to cause such title to effectively be transferred and conveyed from Tejas, Tejas Energy or their Affiliates to the Company or its Subsidiaries.

                  (b) As to pre-closing Consents or governmental filings required to transfer the Business to the Company or its Subsidiaries which are not obtained prior to Closing, Tejas will (i) designate an in-house lawyer or business person (at Tejas' cost) to assist Enterprise Partners in obtaining such Consents for a period of twelve months following the Closing, (ii) subject to the limitation contained in subsection (c) below, will be obligated to provide Enterprise Partners funds to obtain such Consents and (iii) will, to the extent possible (without any cost to Tejas or its Affiliates, which shall not include the loss of such economic benefit) provide to the Company and its Subsidiaries the economic benefit of such items if the necessary Consent is not obtained within the above-referenced twelve month period. Except as provided in this
         Section 6.05, neither Tejas nor Tejas Energy will have any liability for obtaining Consents after the Closing.

                  (c) Tejas' payments to unaffiliated third parties pursuant to paragraphs (a) and (b) of this Section 6.05 shall not exceed $500,000 in the aggregate; provided, however, that if Tejas or its Affiliates shall incur a cost that exceeds such amount, in connection with undertaking an action requested by Enterprise Partners or one of its Affiliates, then Enterprise Partners and Enterprise Operating shall reimburse such amount to Tejas or its Affiliates as the case may be. The cost of the in-house lawyer or business person referenced in subsection (b)(i) above and loss of economic benefit pursuant to subsection (b)(iii) shall not be included in or charged against the $500,000 ceiling. Tejas, subject to and as part of the above-referenced $500,000 ceiling, agrees to reimburse Enterprise Partners for local counsel fees incurred in connection with remedial actions pursuant to subsections (a) and (b) above.

                  Section 6.06 Books and Records. Within a reasonable period of time after Closing, Tejas Energy and Tejas will, and will cause their respective Affiliates to deliver to Enterprise Operating (or its designee) all books, accounting records, contracts, leases, property files and other files and records relating to the Business.

                  Section 6.07 Intercompany Indebtedness. On or prior to the Closing, Tejas Energy and Tejas shall (i) pay or cause their Affiliates to pay to the Company and its Subsidiaries all long-term debt (including current maturities) and other Indebtedness for Borrowed Money owed by Tejas, Tejas Energy or any Affiliate of Tejas or Tejas Energy (other than the Company and its Subsidiaries and Joint Ventures) as of such date to the Company and its Subsidiaries and (ii) pay to the Company a capital contribution and cause such capital contribution to be applied to pay or satisfy all long-term debt (including current maturities) and other Indebtedness for Borrowed Money owed by the Company and its Subsidiaries to Tejas, Tejas Energy or their respective Affiliates (other than the Company and its Subsidiaries and Joint Ventures) as of such date. Tejas and Tejas Energy further agree to pay all Retained Liabilities when, as and if they become due and payable.

                  Section 6.08 Excluded Assets. On or prior to the Closing, Tejas and Tejas Energy will cause the Excluded Assets to be transferred and conveyed out of the Company and its Subsidiaries pursuant to documentation reasonably acceptable to Enterprise Partners.

                  Section 6.09 Acts of Amendment. Tejas Energy and Tejas shall cause their Affiliates which conveyed, assigned and contributed assets and properties to the Company and its Subsidiaries as reflected in Section 6.09 of the Tejas Disclosure Memorandum to enter into with the Company and its Subsidiaries, and shall cause the Company and its Subsidiaries to execute an act of amendment to the applicable conveyance and assignments or acts of sale or conveyances as reflected on Schedule 6.09, effective as of the date of the original conveyance, assignment and/or contribution.

                  Section  6.10     Collections.

                  (a) After Closing, Tejas and Tejas Energy agree to cause to be paid to the Company any amounts received in respect of accounts receivable related to the Business after the Effective Date promptly upon receipt thereof.

                  (b) After Closing, the Enterprise Parties agree to, and to cause the Company and its Subsidiaries to, pay to Tejas or Tejas Energy any amounts received in respect of the Excluded Assets after the Effective Date promptly upon receipt thereof.

                  Section 6.11 Preferential Rights. The parties hereto acknowledge and agree that if following the Closing and as a consequence of the transactions contemplated by this Agreement, the Company or any of its Subsidiaries or Tejas or any of its Affiliates is required to transfer title to any of the assets included in the Business to satisfy a preferential right, then the Company or its Subsidiary (as the case may be) shall be entitled to receive and retain such proceeds paid by the Person exercising the preferential right.

                  Section 6.12 Preparation of Historical Financials. Tejas and Tejas Energy agree (at no out-of-pocket cost to Tejas or Tejas Energy) to cooperate with Enterprise Partners and to provide Enterprise Partners with reasonable access (at all reasonable times and in a manner so as not to interfere with the normal business operations of Tejas and Tejas Energy) to books, records and personnel reasonably required for Enterprise Partners to prepare statements of direct operating revenues and expenses of the Company and its Subsidiaries for fiscal years 1996 and 1997 as may be required for
Enterprise Partners' SEC filings in connection with the transactions contemplated by this Agreement.

                  Section  6.13     Unitholder Approval.

                  (a) Enterprise GP and EPC II agree to and shall call and schedule a meeting of the Unitholders of Enterprise Partners and submit to the Unitholders of Enterprise Partners for their approval a proposal to approve the issuance of the Common Units to be issued upon conversion of the Special Units as soon as practicable following the Closing Date and in any event prior to May 1, 2000.

                  (b) EPC II represents that it (alone and without any other equity holder in Enterprise Partners) has the requisite ownership in Enterprise Partners to approve the issuance of the Common Units upon conversion of the Special Units. EPC II covenants and agrees that it will not dispose of any of its equity interests in Enterprise Partners prior to such meeting of the Unitholders and will vote its equity interests in favor of the issuance of the Common Units required to be issued upon conversion of the Special Units.

                  (c) The Enterprise Partners will, as soon as practicable, following the Unitholders' meeting referenced in (a) above and in any event within 20 days following such Unitholders' meeting, use its best efforts to cause the Common Units which are to be issued upon conversion of the Special Units to be listed on the New York Stock Exchange.

                                   ARTICLE VII

                                EMPLOYEE MATTERS

                  Section  7.01  Employees.   Tejas  has  furnished   Enterprise
Products with a list of the employees of Tejas or its Affiliates who are assigned to the Business (the "Business Employees"), which list is attached hereto as Schedule 7.01. Enterprise Products shall have the sole and absolute discretion in determining which, if any, of the Business Employees it will offer employment and the terms, conditions and benefits relating to such offers of employment, provided that the same shall be substantially comparable with the terms, conditions and benefits Enterprise Products provides to similarly situated employees of Enterprise Products. Employment under such offers shall commence on the later of October 1, 1999, or the date such Business Employee, if not actively at work on October 1, 1999 for any reason, excluding vacation, sick leave or regularly scheduled days off, returns to full-time active employment with Enterprise Products (the "Employment Commencement Date"), provided such Business Employee returns within 180 days of the Closing Date. The Business Employees who accept and actually commence employment with Enterprise Products are hereinafter collectively referred to as "Transferred Employees."

                  Section  7.02     Solicitation of Employees.

                  (a) Without the prior written consent of Enterprise Products, Tejas shall cause its Affiliates to refrain for a period of one year from the Closing Date, from soliciting directly or indirectly, the employment of or otherwise seeking to engage the services of any Transferred Employee. Tejas shall be responsible for all obligations and liabilities, if any, under the Worker Adjustment and Retraining Notification Act and any comparable state laws with respect to the current and former Business Employees who do not become Transferred Employees.

                  (b) Without the prior written consent of Tejas, the Enterprise Parties, Enterprise Products and their respective Affiliates shall refrain for a period of one year from the Closing Date, from soliciting directly or indirectly, the employment of or otherwise seeking to engage the services of any employee of Tejas or any of its respective Affiliates, other than the Transferred Employee.

                  (c) Notwithstanding paragraphs (a) and (b) of this Section 7.02, nothing herein shall prevent a party hereto (the "Hiring Party") from hiring any employee of another party hereto if such person responds to a general advertisement of employment which is not directed to such individual specifically or was otherwise not directly or indirectly solicited by the Hiring Party.

                  Section 7.03 Employee Benefit Plans. Effective as of their Employment Commencement Dates, Enterprise Products shall provide to the
Transferred Employees its employee benefit plans and programs ("Enterprise Products' Benefit Plans") on substantially the same basis such plans and programs are provided to similarly situated employees of Enterprise Products, except that coverage under Enterprise Products' group health, life and disability plans shall commence as of the Benefit Plan Date (as defined below). With respect to the Enterprise Products' Benefit Plans, Enterprise Products shall grant the Transferred Employees credit for their service with Tejas Affiliates as of their Employment Commencement Date for all purposes (other than the accrual of benefits under a defined benefit pension plan) for which such service was recognized by Tejas Affiliates under a similar plan or program. With respect to Enterprise Products' Benefit Plans that provide group health, life and disability benefits: (i) Enterprise Products shall make Transferred Employees eligible to participate on their Employment Commencement Date (the "Benefit Plan Date"), (ii) Enterprise Products shall cause such plans to waive any exclusions or limitations with respect to pre-existing conditions, waiting periods and actively-at-work exclusions, except to the same extent the Transferred Employee is subject to a pre-existing condition or actively-at-work exclusion on the Closing Date under any health plan of Tejas Affiliates, and
(iii) Enterprise Products shall provide that any health expenses incurred by a Transferred Employee or his or her covered dependents during 1999 on or before the Benefit Plan Date shall be taken into account under such plan for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions. Enterprise Products' group health plan shall be responsible for all benefit claims by Transferred Employees and their dependents for covered services rendered on and after the date their participation in Enterprise Products' group health plan commences, and the respective group health plans of Tejas Affiliates shall be responsible for all benefit claims by Transferred Employees and their dependents for covered services rendered before their participation in Enterprise Products' group health plan commences.

                  Section 7.04 Vacation. The Transferred Employees shall receive credit under Enterprise Products' vacation schedule such that the vacation time they earn with Enterprise Products is not less than that which they are eligible to earn under the vacation schedules of Tejas Affiliates as of the Closing Date. Transferred Employees shall be entitled to vacation time with Enterprise Products for the remainder of 1999 based only on their actual service with Enterprise Products, and Enterprise Products' vacation schedule shall be prorated for the remainder of 1999 for this purpose. Tejas shall cause its Affiliates to pay each Transferred Employee his or her accrued but unused paid personal leave as soon as reasonably practicable following the Closing Date.

                  Section 7.05 Access to Information and Personnel. (a) After the Closing Date, Tejas shall cause its Affiliates to make reasonably available to Enterprise Products such financial, personnel and related information as may be reasonably requested by Enterprise Products with respect to any Transferred Employee, including, but not limited to, compensation and employment histories; except that neither Tejas nor its Affiliates will provide any historical performance related data with respect to any Transferred Employee.

                  (b) After the Closing Date, Enterprise shall make available to Tejas any Transferred Employees with respect to continuing litigation, audits and other reasonable business requests at no cost to Tejas.

                  Section 7.06 Tejas and Affiliates Benefit Plans. (a) Enterprise Products is not assuming any employee benefit plan or program or any liability of Tejas and its Affiliates thereunder or any other liability of Tejas or any Affiliate with respect to any Business Employee or other current or former employee of Tejas or any Affiliate, including, without limitation, any liability under COBRA.

                  (b) Tejas and its Subsidiaries shall cause each Transferred Employee to be fully vested as of the Closing Date in each plan of Tejas and its Subsidiaries that is a qualified plan under Section 401(a) of the Code.

                  (c) Each Transferred Employee who would be eligible to immediately retire from Tejas and its Subsidiaries on the Closing Date and receive retiree health benefits under a health plan of Tejas and its Subsidiaries shall be eligible notwithstanding his active employment with Enterprise Products and its Affiliates to immediately begin receiving retiree health or pension benefits under the retiree health plan of Tejas and its Subsidiaries subject to the then terms of such plan.

                  Section 7.07 Third-Party  Beneficiaries.  No provision of this
Article VII shall create any third-party beneficiary rights in any Transferred Employee (including any beneficiary or dependent thereof), including, without limitation, any right to employment or employment in any particular position with Enterprise Products for any specified period of time after the Closing Date.

                                  ARTICLE VIII

                            INDEMNIFICATION; SURVIVAL

                  Section 8.01 Indemnification by the Enterprise Parties, EPC II and Enterprise Products. Subject to the limitations set forth in this Article VIII,

                  (i) the Enterprise Parties, jointly and severally, hereby agree to indemnify and hold harmless Tejas, Tejas Energy and any of their respective Affiliates and their respective officers, directors, partners, members and shareholders (collectively the "Tejas Indemnified Parties") from and against any and all Damages incurred by Tejas Indemnified Parties in connection with (a) any breach of any representation or any warranty made by the Enterprise Parties under Sections 5.01 (Organization), 5.02 (Authorization of Agreement), 5.03 (No Violations), 5.04 (Approvals),
         5.08 (Taxes), 5.09 (SEC Reports), 5.10 (Ownership; Issuance of Special Units), 5.12 (No Brokers) and 5.13 (Investment Intent) (collectively, the "Enterprise Representations and Warranties"); or (b) any failure by any of the Enterprise Parties to perform any covenant or other agreement hereunder;

                  (ii) EPC II hereby agrees to indemnify and hold harmless the Tejas Indemnified Parties from and against any and all Damages incurred by the Tejas Indemnified Parties in connection with (a) any breach of any of the Enterprise Representations and Warranties to the extent and only to the extent that such representations and warranties are made by EPC II under Article V hereof, or (b) any failure by EPC II to perform any covenant or other agreement made by it hereunder; and

                  (iii) Enterprise Products hereby agrees to indemnify and hold harmless the Tejas Indemnified Parties from and against any and all Damages incurred by the Tejas Indemnified Parties in connection with
         (a) any breach of any of the Enterprise Representations and Warranties to the extent and only to the extent that such representations and warranties are made by Enterprise Products under Article V hereof, or
         (b) any failure by Enterprise Products to perform any covenant or other agreement made by it hereunder;

IN EACH CASE REGARDLESS OF WHETHER SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE STRICT LIABILITY OR NEGLIGENT ACT OR OMISSION OF THE INDEMNIFIED PARTY.

                  Section 8.02 Indemnification by Tejas and Tejas Energy. Subject to the limitations set forth in this Article VIII, Tejas and Tejas Energy agree, jointly and severally, to indemnify and hold harmless the Enterprise Parties and their respective officers, directors, partners, members and shareholders (collectively, the "Enterprise Indemnified Parties") from and against any and all Damages arising in connection with or out of (a) any breach by Tejas and Tejas Energy of any of their representations and warranties contained in Sections 3.01 (Organization); 3.02 (Ownership of Company Interest),
3.03 (Validity and Enforceability), 3.04 (Approvals and Consents), 3.05 (No Violation), 3.07 (Investment Intent), 3.08 (No Brokers), 4.01 (Organization),
4.02 (Capitalization), 4.06(a) (Litigation), 4.07 (Taxes), 4.11 (Conduct of Business From the Effective Date to the Closing Date), and 4.12(a), (b) and (d) (Material Contracts or Indebtedness) and 4.17 (Non-Business Related Assets) (collectively, the "Tejas Representations and Warranties"), (b) any failure by Tejas or Tejas Energy to perform any covenant or other agreement hereunder, (c) the Excluded Assets, (d) the Retained Liabilities, or (e) any claims which may hereafter be made against the Company or its Subsidiaries pursuant to the Contribution Agreement dated as of January 12, 1998 among Shell Oil Company, Tejas Holdings, LLC, Sierra Capital Acquisition Corp., and Tejas Gas Corporation, IN EACH CASE REGARDLESS OF WHETHER SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE STRICT LIABILITY OR NEGLIGENT ACT OR OMISSION OF THE INDEMNIFIED PARTY.

                  Section 8.03 Indemnification Procedure. The party or parties making a claim for indemnification under this Article VIII shall be, for the purposes of this Agreement, referred to as the "Indemnified Party" and the party or parties against whom such claims are asserted under this Article VIII shall be, for the purposes of this Agreement, referred to as the "Indemnifying Party." All claims by any Indemnified Party under this Article VIII shall be asserted and resolved as follows:

                  (a) In the event that (i) any claim, demand or Proceeding is asserted or instituted by any Person other than the parties to this Agreement or their Affiliates which could give rise to Damages for which an Indemnifying Party could be liable to an Indemnified Party under this Agreement (such claim, demand or Proceeding, a "Third Party Claim") or (ii) any Indemnified Party under this Agreement shall have a claim to be indemnified by any Indemnifying Party under this Agreement which does not involve a Third Party Claim (such claim, a "Direct Claim"), the Indemnified Party shall, with reasonable promptness, send to the Indemnifying Party a written notice specifying the nature of such claim, demand or Proceeding and the amount or estimated amount thereof (which amount or estimated amount shall not be conclusive of the final amount, if any, of such claim, demand or Proceeding) (a "Claim Notice"), provided that a delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent that (and only to the extent that) such failure shall have caused the Damages for which Indemnifying Party is obligated to be greater than such Damages would have been had the Indemnified Party given the Indemnifying Party proper notice.

                  (b) In the event of a Third Party Claim, the Indemnifying Party shall be entitled to appoint counsel of the Indemnifying Party's choice at the expense of the Indemnifying Party to represent the Indemnified Party in connection with such claim, demand or Proceeding (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party except as set forth below); provided that such counsel is reasonably acceptable to the Indemnified Party. Notwithstanding an Indemnifying Party's election to appoint counsel to represent an Indemnified Party in connection with a Third Party Claim, an Indemnified Party shall have the right to employ separate counsel, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest or (ii) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such Third Party Claim. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any claim, demand or Proceeding which the Indemnifying Party defends, or, if appropriate and related to the claim, demand or Proceeding in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person. No Third Party Claim may be settled or compromised (i) by the Indemnified Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed or
         (ii) by the Indemnifying Party without the prior written consent of the

         Indemnified Party, which consent shall not be unreasonably withheld or delayed. In the event any Indemnified Party settles or compromises or consents to the entry of any Judgment with respect to any Third Party Claim without the prior written consent of the Indemnifying Party, each Indemnified Party shall be deemed to have waived all rights against the Indemnifying Party for indemnification under this Article VIII.

                  (c) In the event of a Direct Claim, the Indemnifying Party shall notify the Indemnified Party within 30 Business Days of receipt of a Claim Notice whether or not the Indemnifying Party disputes such claim.

                  (d) From and after the delivery of a Claim Notice under this Agreement relating to a Third Party Claim, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its representatives all reasonable access to the books, records and properties of such Indemnified Party to the extent reasonably related to the matters to which the Claim Notice relates. All such access shall be granted during normal business hours and shall be granted under conditions which will not unreasonably interfere with the business and operations of such Indemnified Party. The Indemnifying Party will not, and shall require that its representatives do not, use (except in connection with such Claim Notice) or disclose to any third Person other than the Indemnifying Party's representatives (except as may be required by applicable Law) any information obtained pursuant to this Section 8.03(d) which is designated as confidential by an Indemnified Party.

                  Section 8.04 Survival. The representations and warranties of the parties contained in this Agreement shall terminate at and not survive the Closing; provided that the Tejas Representations and Warranties and the Enterprise Representations and Warranties shall each survive the Closing for the periods set forth below:

                  (a) the representations and warranties of Tejas and Tejas Energy in Sections 3.04, 3.05, 3.07, 4.02, 4.06(a) and 4.12(a), (b) and
         (d) and 4.17 and the representations and warranties of the Enterprise Parties, EPC II, and Enterprise Products in Sections 5.03, 5.04, 5.09 and 5.13 shall survive the Closing until the second anniversary of the Closing Date;

                  (b) the representations and warranties of Tejas and Tejas Energy in Section 4.07 and of the Enterprise Parties in Section 5.08 shall survive the Closing until the expiration of the applicable Tax Statute of Limitations Date; and

                  (c) the representations and warranties of Tejas and Tejas Energy in Sections 3.01, 3.02, 3.03, 3.08, 4.01, and 4.11 and the
         representations and warranties of the Enterprise Parties, EPC II and Enterprise Products in Sections 5.01, 5.02, 5.10 and 5.12 shall survive the Closing for the applicable statute of limitations.

Following the Closing, no party shall have the right to make any claim for indemnification for any representations or warranties under this Agreement which do not expressly survive the Closing or after the expiration of the applicable survival period thereof; provided that, with respect to any representation or warranty that survives the Closing in respect of which indemnity may be sought under this Agreement, such representation or warranty shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, only if a bona fide, written notice of the inaccuracy of such representation or warranty giving rise to such right of indemnity (including the specific nature of such inaccuracy) shall have been given to the party against whom such indemnity may be sought prior to such time. The covenants and agreements of the parties (including, without limitation, the covenants and agreements of the parties set forth in this
Article VIII) contained in this Agreement or in any other Transaction Agreement shall survive the Closing indefinitely.

                  Section  8.05     Limitation on Claims.

                  (a) Each party hereto acknowledges and agrees that (except as set forth in subsection (d) below), the provisions of this Article VIII shall be the exclusive remedy of such party with respect to any matter arising under this Agreement; provided, however, that (i) the foregoing shall not limit the right of any such party to seek any equitable remedy (including specific performance) available to enforce the rights of such party under this Agreement or any other Transaction Agreement in accordance with the terms of this Agreement and (ii) nothing herein is intended to restrict the rights of Tejas (or its Affiliates) as a unitholder under the Enterprise Partners Amended Partnership Agreement, applicable securities laws or otherwise arising independently of this Agreement.

                  (b) The liability of Tejas or Tejas Energy for Damages for breaches of any Tejas Representations and Warranties pursuant to
         Section 8.02(a),  other than with respect to breaches of Sections 3.02,
         3.08 and 4.07 shall be limited as follows:

                           (i) Tejas and Tejas Energy shall not be liable for or
                  have responsibility for any such Damages until the aggregate of such Damages incurred by the Enterprise Indemnified Parties with respect to such claims exceeds $8,000,000 in the aggregate and then only to the extent of the excess over such amount; and

                           (ii) The obligations and total liability of Tejas and
                  Tejas Energy for such Damages shall not exceed $60,000,000 in the aggregate.

                  (c) The liability of any of the Enterprise Parties, EPC II or Enterprise Products for Damages for breaches of any Enterprise Representations and Warranties pursuant to Sections 8.01(i)(a),
         (ii)(a), and (iii)(a), other than with respect to Sections 5.08, 5.10(f) and (g) and 5.12 shall be limited as follows:

                           (i) None of the Enterprise Parties, EPC II or Enterprise Products shall be liable for or have responsibility for any such Damages until the aggregate of such Damages incurred by the Tejas Indemnified Parties with respect to such claims exceeds $8,000,000 in the aggregate, and then only to the extent of the excess over such amount; and

                           (ii) The obligations and total liability of the Enterprise Parties, EPC II and Enterprise Products for such Damages shall not exceed $60,000,000 in the aggregate.

                  (d) Nothing in this Section 8.05 shall prevent any party from making a claim against the other party for actual and intentional fraud (as opposed to a fraud claim based on constructive knowledge, or negligent misrepresentation or similar theory).

                  Section  8.06     Tejas Environmental Indemnity.

                  (a) Subject to the limitations set forth in Section 8.06(b) below, Tejas and Tejas Energy agree, jointly and severally, to indemnify and hold harmless each of the Enterprise Indemnified Parties from and against all Damages to the extent resulting from or arising out of Tejas Third-Party Environmental Claims made against the Company (or its successors or assigns) or any of its Subsidiaries or any of the Enterprise Indemnified Parties following the Closing Date. For purposes hereof, "Tejas Third-Party Environmental Claims" shall mean (x) a bona fide claim by a third party (other than a Governmental Authority acting in its regulatory capacity) alleging property damage resulting from exposure to Hazardous Substances prior to the Closing Date from properties owned by the Company or its Subsidiaries on or prior to the Closing Date and (y) a written directive from a Governmental Authority requiring remediation of properties owned by the Company or its Subsidiaries on or prior to the Closing Date pursuant to Environmental Laws in effect at the Closing Date.

                  (b) The liability of Tejas or Tejas Energy for Damages under this Section 8.06 shall be limited as follows:

                           (i) Tejas and Tejas Energy shall not be liable or have responsibility for any Damages under this Section 8.06 until the aggregate Damages incurred by the Company and its Subsidiaries with respect to all Tejas Third-Party Environmental Claims exceed $5,000,000 in the aggregate and then only to the extent of the excess over $5,000,000. Individual Tejas Third-Party Environmental Claims shall not be included in the $5,000,000 deductible until the Company or its Subsidiaries incurs Damages in excess of $500,000 with respect to such Tejas Third-Party Environmental Claim and then only to the extent of the excess over the $500,000 deductible.

                           (ii) The  obligations and total liability for Damages
                  of Tejas and Tejas Energy under this Section 8.06 shall not exceed $100,000,000 in the aggregate.

                           (iii) The obligations and liability of Tejas and Tejas Energy under this Section 8.06 shall cease in their entirety five (5) years after the Closing Date except with respect to bona fide claims for indemnification made in writing prior to such date which remain unresolved as of such date.

                  (c) The Enterprise Indemnified Parties acknowledge and agree that the liability of Tejas, Tejas Energy or any of their Affiliates (other than the Company and the Subsidiaries) for Damages resulting out of or relating to environmental claims, matters or liabilities (including violations of Environmental Law and required remediation of properties due to the presence of Hazardous Substances in the soil, groundwater or surface water) shall be governed exclusively by the indemnification provisions contained in this Section 8.06.

                  (d) With regard to all Tejas Third Party-Environmental Claims, the Enterprise Indemnified Parties shall give written notice identifying such claim to Tejas and Tejas Energy so that Tejas or Tejas Energy may participate, at its expense, in any discussions or negotiations with any applicable Governmental Authority concerning the remediation plan or project.

                  Section  8.07     Enterprise Contingent Environmental Payment.

                  (a) If, following the Closing Date, any of Enterprise Partners, Enterprise Operating or any of their respective Subsidiaries or Enterprise GP incurs any Damages with respect to Enterprise Third-Party Environmental Claims (the "Enterprise Environmental Payments") then the Enterprise Parties shall within 20 days following such Enterprise Environmental Payment make a payment to Tejas (or its successors or designees) equal to 25% of such Enterprise Environmental Payment (the "Contingent Environmental Payments"). For purposes hereof, "Enterprise Third-Party Environmental Claims" shall mean (x) a bona fide claim by a third party (other than a Governmental Authority) alleging personal injury or property damage resulting from exposure to Hazardous Substances prior to the Closing and (y) a written directive from a Governmental Authority requiring remediation of properties, now, previously or hereafter, owned by the Enterprise Parties or any of their Subsidiaries; provided, however, that the term Enterprise Third-Party Environmental Claim shall not include any matters relating to the properties or assets included in the Business as contemplated by this Agreement.

                  (b) The obligation of the Enterprise Parties to make the Contingent Environmental Payments will be subject to the following limitations:

                           (i) The  Enterprise  Parties shall not be required to
                  make any Contingent  Environmental Payments under this Section
                  8.07 until the aggregate Damages incurred by the Enterprise Parties with respect to all Enterprise Third-Party Environmental Claims exceeds $5,000,000 in the aggregate. Individual Enterprise Third-Party Environmental claims shall not be included in the $5,000,000 threshold unless and until the Enterprise Parties incur Damages in excess of $500,000 with respect to such Enterprise Third-Party Environmental Claim.

                           (ii)  The   obligations   and  total   liability  for
                  Contingent Environmental Payments under this Section 8.07 shall not exceed $100,000,000 in the aggregate .

                           (iii) The  obligation and liability of the Enterprise
                  Parties under this Section 8.07 shall cease in their entirety five (5) years after the Closing Date, except with respect to bona fide claims for indemnification made prior to such date which remain unresolved as of such date.

                  Section 8.08 Louisiana Fuel Tax Audit. (a) Tejas and Tejas Energy, agree, jointly and severally, to indemnify and hold harmless each of the Enterprise Indemnified Parties from and against any Taxes which may be assessed against the Company, any of its Subsidiaries or the assets of the Business as a result of any audit by the State of Louisiana of fuel gas consumed in plant operations for any period prior to the Effective Date.

                  (b) The Enterprise Parties, agree, jointly and severally, to indemnify and hold harmless each of the Tejas Indemnified Parties from and against any Taxes which may be assessed against the Company, any of its Subsidiaries or the assets of the Business as a result of any audit by the State of Louisiana of fuel gas consumed in plant operations for any period after the Effective Date.

                                   ARTICLE IX

                               GENERAL PROVISIONS

                  Section  9.01     Expenses and Taxes; Tax Returns.

                  (a) Each party to this Agreement shall pay all fees and expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement. The parties to this Agreement agree that all applicable excise, sales, transfer, documentary, filing, recordation and other similar Taxes, levies, fees and charges, if any, that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the transactions contemplated by this Agreement shall be borne by the party on which such Taxes, levies, fees or charges are imposed by operation of law. Each party to this Agreement agrees to file all necessary documentation (including all Tax Returns) with respect to such Taxes in a timely manner.

                  (b) Tejas shall timely file (taking into account any extensions received from the relevant Tax authorities) all Tax Returns accurately reflecting the operations of the Company and its Subsidiaries for periods ending prior to the Closing Date and shall pay all Taxes with respect thereto.

                  (c) Enterprise Partners shall timely file (taking into account any extensions received from the relevant Tax authorities) all Tax Returns accurately reflecting the operations of the Company and its Subsidiaries for periods ending on or after the Closing Date and shall pay all Taxes with respect thereto. For purposes of this Section 9.01(c), in the case of any Taxes based upon or related to income or receipts, including franchise Taxes, that are payable for a Tax period that includes (but does not end on) the Closing Date, Tejas shall pay to Enterprise Partners, the portion of such Tax which relates to the portion of such Tax period ending prior to the Closing Date. This amount due from Tejas shall be deemed equal to the amount which would be payable if the relevant Tax period ended on the Closing Date.

                  (d) Enterprise Partners agrees to and shall reimburse Tejas for any Taxes relating to the Business which may be paid by Tejas with respect to the Interim Period, within ten (10) days following notice from Tejas.

                  Section 9.02 Amendment. This Agreement may not be amended except by an instrument in writing signed by the Enterprise Parties, Enterprise Products, EPC II, Tejas and Tejas Energy.

                  Section 9.03 Waiver. Either the Enterprise Parties or the Tejas or Tejas Energy may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered by the other pursuant to this Agreement or (c) waive compliance with any of the agreements, or satisfaction of any of the conditions, contained in this Agreement by the other. Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party against whom enforcement is sought.

                  Section 9.04 Notices. Any notices or other communications required or permitted under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, as follows:

                  If to Tejas or Tejas Energy:

                           Tejas Midstream Enterprises, LLC
                           1301 McKinney Street, Suite 700
                           Houston, Texas 77010
                           Attn: Chief Operating Officer
                           Phone:  (713) 230-3000
                           Fax:    (713) 230-2900

                           Tejas Energy, LLC
                           1301 McKinney Street, Suite 700
                           Houston, Texas 77010
                           Attn: Chief Operating Officer
                           Phone:  (713) 230-3000
                           Fax:    (713) 230-1800

                  With a copy to:

                           Tejas Energy, LLC
                           1301 McKinney Street, Suite 700
                           Houston, TX 77010
                           Attn: General Counsel
                           Phone:  (713) 230-3000
                           Fax:    (713) 230-2900

                  If to an Enterprise Party:

                           Enterprise Products Company
                           P. O. Box 4324 (77210-4324)
                           2727 North Loop West, Suite 700
                           Houston, Texas 77008
                           Attention: President
                           Telephone: 713-880-6500
                           Facsimile: 713-880-6570

                  With a copy to:

                           Enterprise Products Company
                           P. O. Box 4324 (77210-4324)
                           2727 North Loop West, Suite 700
                           Houston, Texas 77008
                           Attention: Chief Legal Officer
                           Telephone: 713-880-6500
                           Facsimile: 713-880-6570

or such other address as the person to whom notice is to be given has furnished in writing to the other parties. A notice of change in address shall not be deemed to have been given until received by the addressee.

                  Section 9.05 Headings; Disclosure Memorandum. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The Tejas Disclosure Memorandum constitutes an integral part of this Agreement and modifies the respective representations, warranties, covenants or agreements of the Tejas and Tejas Energy contained herein to the extent that such representations, warranties, covenants or agreements expressly refer specifically to the applicable section of the Tejas Disclosure Memorandum. Each item of disclosure set forth in the Tejas Disclosure Memorandum specifically refers to the article and section of the Agreement to which such disclosure responds, and shall not be deemed to be disclosed with respect to any other article or section of the Agreement.

                  Section 9.06 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas regardless of principles of conflicts of laws.

                  Section 9.07 No Third Party Rights. Except as specifically provided in Article VIII, this Agreement is intended to be solely for the benefit of the parties to this Agreement and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties to this Agreement.

                  Section 9.08 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

                  Section 9.09 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

                  Section 9.10 Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) sets forth the entire understanding and agreement among the parties as to the matters covered in this Agreement and supersedes and replaces any prior understanding, agreement, including the Confidentiality Agreement, the Term Sheet dated April 19, 1999 between Enterprise Partners and Tejas Energy or any other statement of intent, in each case, written or oral, of any and every nature with respect to such understanding, agreement or statement.

                  Section  9.11     Arbitration; Waiver.

                  (a) Any controversy or claim, whether based on contract, tort, statute or other legal or equitable theory arising out of or related to this Agreement (including any amendments or extensions), or the breach of termination hereof or any right to indemnity hereunder shall be settled by arbitration in accordance with the arbitration terms set forth in Exhibit 9.11 hereto.

                  (b) Without any way limiting Section 9.11(a), each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of any of them in the negotiation, administration, performance and enforcement thereof.

                  Section 9.12 Fair Construction. This Agreement shall be deemed to be the joint work product of the Enterprise Parties, Enterprise Products, EPC II, Tejas and Tejas Energy without regard to the identity of the draftsperson, and any rule of construction that a document shall be interpreted or construed against the drafting party shall not be applicable.

                  Section  9.13   Disclaimer   of  Other   Representations   and
Warranties.

                  (a) EXCEPT AS EXPRESSLY SET FORTH IN ARTICLES III, IV AND V, NO PARTY MAKES ANY ORAL OR WRITTEN REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO ANY OF THEIR OR THEIR SUBSIDIARIES' OR JOINT VENTURE'S RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS (INCLUDING THE ASSETS, LIABILITIES OR OPERATIONS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES), INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OR ANY REPRESENTATION OR WARRANTIES WITH RESPECT TO THE DESIGN, QUALITY, DURABILITY, VALUE, OR CONDITION OR SUITABILITY OF SUCH ASSETS AND ANY SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.


                  (b) EACH OF THE PARTIES ACKNOWLEDGES THAT, PRIOR TO ITS EXECUTION OF THIS AGREEMENT, IT HAS CONDUCTED SUCH EXAMINATION OF THE OTHER PARTY'S TITLE TO THEIR RESPECTIVE PROPERTIES AND ASSETS AS ITS HAS DEEMED NECESSARY OR ADVISABLE IN ORDER TO SATISFY ITSELF AS TO THE CONDITION OF TITLE TO SUCH PROPERTIES AND ASSETS, EXCEPT FOR THE LIMITED WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT.

                  Each of the parties to this Agreement has caused this Agreement to be executed on its behalf by its duly authorized officer, all as of the day and year first above written.

                          TEJAS ENERGY, LLC


                          By:      /s/ Curtis R. Frasier
                                   ______________________________________
                          Name:    Curtis R. Frasier
                          Title:   Executive Vice President and Chief Operating
                                   Officer

                          TEJAS MIDSTREAM ENTERPRISES, LLC


                          By:      /s/ Curtis R. Frasier
                                   _____________________________________
                          Name:    Curtis R. Frasier
                          Title:   President and Chief Operating Officer

                          ENTERPRISE PRODUCTS PARTNERS L.P.

                          By Enterprise Products GP, LLC, General Partner

                          By:      /s/ O. S. Andras
                                   ____________________________________
                          Name:    O. S. Andras
                          Title:   President and Chief Executive Officer

                          ENTERPRISE PRODUCTS OPERATING L.P.

                          By Enterprise Products GP, LLC, General Partner

                          By:      /s/ O. S. Andras
                                   ____________________________________
                          Name:    O. S. Andras
                          Title:   President and Chief Executive Officer

                          ENTERPRISE PRODUCTS GP, LLC


                          By:      /s/ O. S. Andras
                                   ___________________________________
                          Name:    O. S. Andras
                          Title:   President and Chief Executive Officer

                             ENTERPRISE PRODUCTS COMPANY
                             (for limited purposes of Articles V, VII and VIII
                                 hereof)

                             By:      /s/ O. S. Andras
                                      ____________________________________
                             Name:    O. S. Andras
                             Title:   President and Chief Executive Officer


                             EPC PARTNERS II, INC.


                             By:       /s/ Francis B. Jacobs II
                                       _____________________________________
                             Name:     Francis B. Jacobs II
                             Title:    President

                                                                  EXHIBIT C
                           UNITHOLDER RIGHTS AGREEMENT

                                      among

                               TEJAS ENERGY, LLC,
                        TEJAS MIDSTREAM ENTERPRISES, LLC,
                       ENTERPRISE PRODUCTS PARTNERS L.P.,
                       ENTERPRISE PRODUCTS OPERATING L.P.
                          ENTERPRISE PRODUCTS COMPANY,
                           ENTERPRISE PRODUCTS GP, LLC
                                       AND
                              EPC PARTNERS II, INC.



                                                September 17, 1999

                                TABLE OF CONTENTS

                                                                                              Page



                                    ARTICLE I

                                  DEFINED TERMS
 Section 1.1       Contribution Agreement Definitions............................................1
 Section 1.2       Other Definitions.............................................................1
 Section 1.3       Construction..................................................................3


                                   ARTICLE II

                               BOARD AND COMMITTEE
                            REPRESENTATION; EXECUTIVE
                                    COMMITTEE
 Section 2.1       Board and Committee Representation............................................3
 Section 2.2       Executive Committee...........................................................4
 Section 2.3       Voting........................................................................8
 Section 2.4       Transfer of Approval Rights...................................................8

                                   ARTICLE III

                                PURCHASE OPTIONS
 Section 3.1       Designated Purchase Price.....................................................9
 Section 3.2       GP Interest Purchase Option...................................................9
 Section 3.3       Enterprise Partners' Right of First Refusal Upon Sale by Tejas Energy........10
 Section 3.4       Right of Purchase in Favor of Enterprise Partners Upon Public
                   Offering.....................................................................12
 Section 3.5       Tejas Energy's Preemptive Rights Upon a Private Sale of Interests by
                   Enterprise Partners..........................................................12
 Section 3.6       Enterprise Change of Control.................................................14

                                   ARTICLE IV

                                   MAKE WHOLE
 Section 4.1       Make Whole...................................................................15


                                    ARTICLE V

                             TERM OF THIS AGREEMENT



                                   ARTICLE VI

                        FIDUCIARY DUTIES WAIVER; BUSINESS
                                  OPPORTUNITIES

 Section 6.1       Conduct of Affairs...........................................................17
 Section 6.2       No Duty to Refrain from Activities...........................................17
 Section 6.3       No Duty to Communicate Opportunities.........................................17
 Section 6.4       Good Faith Actions...........................................................18

                                   ARTICLE VII

                        GOVERNING PRINCIPLES AND POLICIES

                                  ARTICLE VIII

                                  MISCELLANEOUS
  Section 8.1       Injunctions..................................................................18
  Section 8.2       Severability.................................................................18
  Section 8.3       Amendments...................................................................19
  Section 8.4       Descriptive Headings.........................................................19
  Section 8.5       Counterparts.................................................................19
  Section 8.6       Notices......................................................................19
  Section 8.7       Law Applicable...............................................................20
  Section 8.8       Arbitration..................................................................20
  Section 8.9       Successors and Assigns.......................................................20
  Section 8.10      Limitation on Liability......................................................20

Exhibit A         Form of Assignment
Exhibit B         Form of Assignment
Exhibit C         Form of Assignment
Exhibit D         Code of Conduct
Exhibit E         Arbitration Provisions

                           UNITHOLDER RIGHTS AGREEMENT


         THIS UNITHOLDER RIGHTS AGREEMENT dated as of September 17, 1999 (this "Agreement") is entered into among TEJAS ENERGY, LLC, a Delaware limited liability company ("Tejas Energy"), TEJAS MIDSTREAM ENTERPRISES, LLC, a Delaware limited liability company ("Tejas") ENTERPRISE PRODUCTS PARTNERS L.P., a Delaware limited partnership ("Enterprise Partners"), ENTERPRISE PRODUCTS OPERATING L.P., a Delaware limited partnership ("Enterprise Operating"), ENTERPRISE PRODUCTS COMPANY, a Delaware corporation ("EPCO"), ENTERPRISE PRODUCTS GP, LLC, a Delaware limited liability company (together with any successor general partner of Enterprise Partners or Enterprise Operating ("Enterprise GP")), and EPC PARTNERS II, INC., a Delaware corporation ("EPC II").

                              W I T N E S S E T H:

         WHEREAS, Enterprise Partners, Enterprise Operating, EPC II, Enterprise GP, EPCO, Tejas and Tejas Energy are simultaneously herewith entering into a Contribution Agreement, dated September 17, 1999 (the "Contribution Agreement"), pursuant to which, subject to the terms and conditions set forth in the Contribution Agreement, Tejas will contribute all of the member interests (the "Company Interests") in Tejas Natural Gas Liquids, LLC, a Delaware limited liability company (the "Company"), to Enterprise Operating (as the designee of Enterprise Partners) in exchange for Enterprise Partners' issuing to Tejas Energy (as the designee of Tejas) certain special partnership units and making a cash payment to Tejas, and Tejas Energy will purchase from EPC II a 30% member interest in Enterprise GP, the general partner of Enterprise Partners; and

         WHEREAS, as consideration for the Company Interests, Enterprise Partners will issue to Tejas Energy (as the designee of Tejas) up to 20,500,000 units of a special class of partnership interest in Enterprise Partners ("Special Units") in the manner specified in the Partnership Agreement; and

         WHEREAS, the execution and delivery of this Agreement is a condition precedent to the closing of the transactions contemplated by the Contribution Agreement;

         NOW, THEREFORE, in consideration of the aforesaid and of the mutual representations, warranties and covenants contained herein and in the Contribution Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:


                                    ARTICLE I

                                  DEFINED TERMS

         Section 1.1 Contribution Agreement Definitions. All capitalized terms used, but not defined herein, shall have the meanings expressed in the Contribution Agreement.

         Section 1.2 Other Definitions. Certain terms are defined in the body of this Agreement. In addition, as used in this Agreement, the following terms have the following meanings:

         "Adjusted" means adjusted for splits, reverse splits, and similar recapitalizations applicable to all holders of Common Units.

         "Article IV Units" means the Common Units, if any, issued by Enterprise Partners to Tejas Energy pursuant to Article IV.

         "Closing Price" shall mean the average closing sale price, regular way, on such day, or in case no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in each case on the New York Stock Exchange Consolidated Tape (or any successor composite tape reporting transactions on national securities exchanges) or, if the subject securities are not listed or admitted to trading on such exchange, on the principal national securities exchange on which the subject securities are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices, regular way, of the subject securities on the over-the-counter market for the five trading days preceding the day in question as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), or a similarly generally accepted reporting service.

         "Conversion Date" means the date on which the applicable series of Special Units is converted into Common Units pursuant to the terms and conditions of the Partnership Agreement.

         "Dispose" means to transfer,  sell,  assign or otherwise dispose of the
asset  in  question.  "Disposition",   "Disposed"  and  "Disposing"  shall  have
correlative meanings.

         "Enterprise Securities" means Common Units, Special Units, Subordinated Units or other Partnership Securities or securities or instruments convertible into or exchangeable for Common Units, Special Units, Subordinated Units or other Partnership Securities of Enterprise Partners.

         "GP LLC Agreement" means the First Amended and Restated Limited Liability Company Agreement of Enterprise Products GP, LLC dated September 17, 1999.

         "Initial Conversion Date" means the first day following the Record Date (as defined in the Partnership Agreement) for distribution in respect of the Quarter (as defined in the Partnership Agreement) ended June 30, 2000 in accordance with the terms and conditions of the Partnership Agreement.

         "Partnership Agreement" means the Second Amended and Restated Agreement of Limited Partnership of Enterprise Partners, dated September 17, 1999.

         "Partnership Security" has the meaning specified in the Partnership Agreement.

         "Permitted Affiliate" means either (i) any Person in which Shell Oil Company ("Shell") owns, directly or indirectly, more than 50% of such Person's equity interests and that is controlled by Shell or (ii) any Person that is controlled by, controls, or is under common control with the Person which controls or owns the exploration and production properties, from time to time, subject to the Shell Processing Agreement. For the purposes of this definition "controlled" means that such controlling Person possesses, directly or indirectly, the power to direct or cause the direction of management and policies of such controlled Person, by contract or otherwise.

         "Public Offering" means a public offering of Common Units as defined in
Section 4(2) of the Securities Act of 1933 and the rules, regulations and judicial interpretations thereof.


         "Tejas Change of Control" means an event or related series of events the result of which is that a Person that holds any of the Tejas Units ceases to be a Permitted Affiliate; provided, no Tejas Change of Control shall be deemed to have occurred if such event is remedied by reconveyance to a Permitted Affiliate within forty-five days following Tejas or Tejas Energy having actual knowledge that such event or events have caused a Tejas Change of Control.

         "Tejas Units" means the Special Units and the Common Units issued upon conversion of the Special Units.

         "Total Enterprise Value" means the aggregate value of all Partnership Securities of Enterprise Partners at the time in question, determined by multiplying the number of outstanding Partnership Securities by the applicable Designated Purchase Price for such Partnership Securities.

         "Unitholder" has the meaning specified in the Partnership Agreement.

         Section 1.3 Construction. The rules of construction and interpretation set forth in Section 1.03 of the Contribution Agreement shall apply, mutatis mutandis, to this Agreement. If a different part of speech of a defined term is used (such as the noun form of a defined verb), it shall have a corresponding meaning.

                                   ARTICLE II

                               BOARD AND COMMITTEE
                            REPRESENTATION; EXECUTIVE
                                    COMMITTEE

         Section 2.1 Board and Committee Representation. During the term of this Agreement, Tejas Energy shall be entitled to active, voting and participating representation on all boards, management committees, executive committees and other groups or governance bodies performing a policy-making or decision-making function for or on behalf of Enterprise Partners, Enterprise Operating or Enterprise GP (and on such boards or other governance bodies of their respective Subsidiaries as Tejas Energy may request to the relevant Subsidiary in writing), other than the Audit and Conflicts Committee of Enterprise GP (collectively the "Committees"), pursuant to the following provisions:

                  (a) With respect to the board of directors and any successor governing body of Enterprise GP (the "GP Board"), Tejas Energy shall be entitled, from time to time during the term of this Agreement, to designate certain members of the GP Board (with Tejas Energy's initial designation to become effective on the Closing Date), as follows:

                  (i) Tejas Energy shall be entitled to designate one-third of the GP Board's members for so long as and provided Tejas Energy and/or its Affiliates maintain more than a 20% equity interest in Enterprise GP;

                  (ii) Tejas Energy shall be entitled to designate two-ninths of the GP Board's members for so long as and provided Tejas Energy and/or its Affiliates maintain less than or equal to a 20% but more than a 10% equity interest in Enterprise GP; and

                  (iii) Tejas Energy shall be entitled to designate one-ninth of the GP Board's members (but in any event at least one Board member) provided Tejas Energy and its Affiliates collectively own at least 5 million of the Tejas Units and/or Article IV Units.

In the event the calculation of Tejas Energy's percentage representation on the GP Board results in a fraction (as opposed to a whole number), such fractional number shall be rounded to the nearest whole number which shall not be less than one.

                  (b) With respect to all Committees (other than the Executive Committee of Enterprise GP referenced in Section 2.2), Tejas Energy shall be entitled, from time to time during the term of this Agreement, to designate at least one member or representative to serve on each such Committee; provided Tejas Energy and/or its Affiliates own at least 5 million of the Tejas Units and/or the Article IV Units.

                  (c) Subject to the terms and conditions of this Agreement, if any Person designated as a director, committee member or representative by Tejas Energy dies, resigns, or becomes disabled or incapacitated, Tejas Energy shall be entitled to designate a replacement, and each director, committee member or representative designated by Tejas Energy shall serve in such capacity until removed or replaced by Tejas Energy. Upon the termination of Tejas Energy's designation rights set forth in this Article II, the directors, committee members and representatives appointed by Tejas Energy pursuant to such rights may be removed by the Committees on which they serve and Tejas Energy shall have no right to replace such removed directors, committee members and representatives.

         Section 2.2       Executive Committee.

                  (a) At the Closing, Enterprise GP shall establish a five-member executive committee(the "GP Executive Committee"). Tejas Energy will be entitled to designate two members to serve on the GP Executive Committee as long as the collective equity interest of Tejas Energy and its Affiliates in Enterprise GP is equal to or greater than 10%. If the collective equity interest of Tejas Energy and its Affiliates in Enterprise GP is less than 10% but Tejas Energy and its Affiliates collectively own at least 5 million of the Tejas Units and/or the Article IV Units, then Tejas Energy shall thereafter be entitled to designate only one member of the GP Executive Committee. If the collective equity interest of Tejas Energy and its Affiliates in Enterprise GP is less than 10% and Tejas Energy and its Affiliates collectively own less than 5 million of the Tejas Units and/or the Article IV Units, then Tejas Energy shall not be entitled to designate any member of the GP Executive Committee.

                  (b) All matters relating to the items listed below must be submitted to and are subject to the approval of the GP Executive Committee. The GP Executive Committee will decide matters by majority vote, provided that, until such time as all of the Special Units (other than any Special Units not issued as a result of a failure to meet the performance tests referenced in
Section 5.3(d) of the Partnership Agreement) have been converted to Common Units and such Common Units have a Closing Price in excess of $24 per Common Unit (appropriately Adjusted) for each trading day during a period of 120 consecutive calendar days (with any trading days during which Tejas Energy is prevented from trading its Common Units, as a result of (i) black-out periods under Section 2(b)(ii) of the Registration Rights Agreement referenced in the Contribution Agreement (the "Registration Rights Agreement") or (ii) in the event Tejas Energy desires to sell such Common Units in a manner not requiring registration under the Securities Act and Tejas Energy advises Enterprise Partners of such intention in writing, Tejas Energy having been advised by Enterprise Partners in writing that there is material non-public information relating to Enterprise Partners that would prevent such a sale, not counting toward such 120-day total), the GP Executive Committee must receive the vote of at least one of the Tejas Energy representatives on the GP Executive Committee in order to approve and take any of the following actions by Enterprise Partners, Enterprise Operating, Enterprise GP or any of their respective Subsidiaries:

                  (i) dividends by Enterprise GP or distributions by Enterprise Partners (other than distributions by Enterprise Partners to its Unitholders of Available Cash from Operating Surplus pursuant to the Cash Distribution Policy described on pages 42-49 of the Enterprise Partners' Prospectus, dated July 27, 1998, and dividends by Enterprise GP to its members of its share of Enterprise Partners' distributions);

                  (ii) a Disposition, in any one transaction or series of related transactions, of the properties or assets of Enterprise Partners, Enterprise Operating or any of their respective Subsidiaries for consideration of $150,000,000 or more (excluding the sale of product or inventory in the ordinary course of business).

                  (iii) a Disposition, in any one transaction or series of related transactions, of any of the properties or assets which were owned by the Company or any of its Subsidiaries, directly or indirectly, on the Closing Date for consideration in excess of $15,000,000 or the Disposition of any properties or assets which were owned by the Company or any of its Subsidiaries on the Closing Date that, in Tejas Energy's good faith belief, could affect Shell's or any of its Affiliates' Gulf of Mexico production or jeopardize in a material way any of their respective abilities to deliver pipeline quality equity gas from the Gulf of Mexico to their respective markets;

                  (iv) the acquisition, in any one transaction or series of related transactions, by Enterprise Partners or its Subsidiaries in any fiscal year of assets, properties or equity (including joint ventures with and investments in other Persons) with acquisition consideration exceeding $150,000,000;

                  (v) the merger, liquidation, dissolution, or consolidation of Enterprise Partners, Enterprise Operating or Enterprise GP or any of their respective Subsidiaries, except (A) a merger or consolidation in which any of Enterprise Partners, Enterprise Operating, Enterprise GP or any of their respective Subsidiaries is (in the case of a merger) the survivor and the percentage equity ownership of Tejas Energy in Enterprise Partners, Enterprise Operating (indirectly) or Enterprise GP is not reduced by reason of such merger or consolidation or (B) a merger or consolidation in connection with an acquisition described in and permitted by Section 2.2(iv) or Section 3.5(f)(iii) so long as the percentage reduction in the equity ownership of Tejas Energy in Enterprise Partners, Enterprise Operating (indirectly) or Enterprise GP by reason of such merger or consolidation is not greater than the percentage reduction in the equity ownership in Enterprise Partners, Enterprise Operating (indirectly) or Enterprise GP of other pre-merger or pre-consolidation owners by reason of such merger or consolidation, and provided that Enterprise Partners, Enterprise Operating, Enterprise GP or any of their respective Subsidiaries is (in the case of a merger) the survivor;

                  (vi) the filing of a petition in bankruptcy or seeking any reorganization, liquidation or similar relief on behalf of Enterprise GP, Enterprise Partners, Enterprise Operating or any of their respective Subsidiaries, or consenting to the filing of a petition in bankruptcy against Enterprise GP, Enterprise Partners, Enterprise Operating or any of their respective Subsidiaries or consenting to the appointment of a receiver, custodian, liquidator or trustee for Enterprise GP, Enterprise Partners, Enterprise Operating or any of their respective Subsidiaries for all or any substantial portion of its property;

                  (vii) the issuance of partnership units, membership interests, capital stock or other equity interests of Enterprise GP, Enterprise Partners, Enterprise Operating or any of their respective Subsidiaries or any securities or instruments convertible into or exchangeable for such partnership units, membership interests, capital stock or equity interests, except (A) the issuance to Enterprise GP, Enterprise Partners, Enterprise Operating or any of their respective Subsidiaries of such partnership units, membership interests, capital stock or other equity interests in connection with the creation of wholly-owned Subsidiaries of Enterprise

         GP, Enterprise Partners, Enterprise Operating or any of their respective Subsidiaries, (B) the issuance of Common Units or Enterprise Securities convertible into Common Units in a Public Offering, (C) the issuance of Common Units or Enterprise Securities convertible into Common Units to purchase assets or businesses from third parties in bona fide, arm's length transactions, (D) the issuance of Common Units or Enterprise Securities convertible into Common Units to employees of EPCO, Enterprise GP, Enterprise Partners or any of their respective Subsidiaries under employee incentive compensation programs existing or approved at or prior to the Closing Date or (E) the issuance of Enterprise Securities upon conversion of other Enterprise Securities existing as of the date hereof or issued in accordance with the terms of this item (vii); provided however, that the issuance of Enterprise Securities with voting, distribution or liquidation preferences having a priority over Common Units requires the approval of the GP Executive Committee and the vote of at least one of the Tejas Energy representatives on the GP Executive Committee.

                  (viii) the creation, incurrence, assumption, issuance, guarantee or any other manner of becoming liable for or with respect to, contingently or otherwise, any Indebtedness that would result in both (A) a ratio of total Indebtedness to total capitalization (long-term Indebtedness plus partners' capital) for Enterprise Partners of greater than 60% and (B) a ratio of total Indebtedness to Total Enterprise Value for Enterprise Partners of greater than 40%. For purposes hereof, "Indebtedness" means (I) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than accounts or trade payables incurred in the ordinary course of business, which will not be considered Indebtedness), (II) other obligations evidenced by bonds, notes, debentures or other similar instruments, (III) indebtedness created or arising under any conditional sale or other title retention agreement, (IV) capitalized lease obligations, (V) obligations under interest rate agreements and currency agreements, and (VI) guarantees of any of the foregoing;

                  (ix) the repurchase by Enterprise Partners or any of its Subsidiaries of Enterprise Securities or Indebtedness of Enterprise Partners or any of its Subsidiaries or Affiliates, except from Tejas Energy (or its successors) pursuant to the terms of this Agreement, except for public market purchases to reduce the liability of Enterprise Partners or Enterprise GP or their respective Subsidiaries under employee incentive compensation programs described in Section 2.2(b)(vii)(D) and except for refinancings made in accordance with the provisions of clause (viii) above;

                  (x) Enterprise Partners or any of its Subsidiaries or Enterprise GP or any of its Subsidiaries entering into any new transaction or amending in any way any existing transactions with, or for the benefit of any Affiliate of Enterprise Partners (other than any Subsidiary of Enterprise Partners or Enterprise GP or any of its Subsidiaries), directly or indirectly, except as otherwise agreed to in the Contribution Agreement;

                  (xi) the implementation of any material change in accounting policies (other than mandatory changes required by the auditors); change in auditors; or change in significant tax positions that adversely affects the Unitholders as a group (other than mandatory changes required by law);

                  (xii) the implementation of any material change in the partnership agreement, regulations or other organizational or governance documents of Enterprise Partners, Enterprise Operating or Enterprise GP (other than as may be required by a change in law or as may be required by the transactions contemplated by the Contribution Agreement);

                  (xiii)  the  adoption  of any  takeover  defense  (such as the creation of certain kinds of preferred units or unitholder rights plans) that would, at any time at which Enterprise GP and its Affiliates beneficially own less than 50% of the outstanding Partnership Securities, render it materially more difficult to effect an acquisition of Enterprise Partners by merger, tender offer or other change of control transaction;

                  (xiv) the change in a material way in the scope of business of Enterprise Partners, Enterprise Operating or any of their respective Subsidiaries as conducted immediately after the Closing Date;

                  (xv) the change in or reassignment of executive personnel or key operating personnel involved in conducting or managing the business of Enterprise Partners and its Subsidiaries as of the Closing Date, excluding any change initiated by such personnel in such person's individual capacity, any change for cause based on the conduct of such personnel and any change resulting from the transactions contemplated by the Contribution Agreement;

                  (xvi) the change to compensation of executives, directors or employees involved in conducting or managing the business of Enterprise Partners and its Subsidiaries as of the date hereof, which is outside the scope of or not consistent with the policies and practices in effect at December 31, 1998;

                  (xvii) the submission by Enterprise GP of any matter to a Unitholder vote pursuant to the terms and conditions of the Partnership Agreement; or

                  (xviii) the amendment, replacement or other alteration of the Code of Conduct.

         Section 2.3       Voting.

                  (a) Enterprise GP agrees that for so long as any of the Tejas Units are unable to vote as a result of the restrictions contained in the definition of "Outstanding" under the Partnership Agreement (the "Voting Restrictions"), (i) Enterprise GP will not submit any matter to a Unitholder vote (including providing for any execution of a consent in lieu of a meeting) pursuant to the terms and conditions of the Partnership Agreement without the prior written approval of Tejas Energy and (ii) Enterprise GP will not vote in favor of any matter submitted for a Unitholder vote or proposed for Unitholder approval pursuant to a meeting or consent without the prior written consent of Tejas Energy.

                  (b) EPC II agrees, for itself and its Affiliates, that for so long as any of the Tejas Units are unable to vote as a result of the Voting Restrictions, (i) neither EPC II nor its Affiliates will propose or vote to allow any matters to be submitted to a vote of the Unitholders (including entering into a consent in lieu of a meeting) pursuant to the terms and conditions of the Partnership Agreement without the prior written consent of Tejas Energy, (ii) EPC II will not vote in favor of any matter submitted for a Unitholder vote or proposed for Unitholder approval pursuant to a meeting or consent without the prior written consent of Tejas Energy and (iii) EPC II will vote in favor of any matter submitted for a Unitholder vote or proposed for Unitholder approval pursuant to a meeting or consent if requested in writing by Tejas Energy to vote in favor of such matter provided such vote does not adversely impact EPC II.

                  (c) Enterprise Partners and Enterprise GP acknowledge that at such time as Tejas Energy and/or its Affiliates own less than 20% of the Common Units, such Common Units owned by Tejas Energy and or its Affiliates shall not be subject to the voting restrictions set forth in the definition of "Outstanding" in the Partnership Agreement.

         Section 2.4 Transfer of Approval Rights. In the event of a Disposition by Tejas Energy to a Permitted Affiliate of all of its interest in Enterprise GP and/or any or all of its interest in Enterprise Partners in accordance with the terms and conditions of this Agreement and the GP LLC Agreement, Tejas Energy may transfer to such Permitted Affiliate all of the rights of Tejas Energy under this Article II; provided that such Permitted Affiliate shall be bound by the terms and conditions of this Agreement and shall execute an assignment reasonably acceptable to Enterprise Partners agreeing, among other things, to be bound by the terms and conditions of this Agreement.


                                   ARTICLE III

                                PURCHASE OPTIONS

         Section 3.1 Designated  Purchase Price. For purposes of this Agreement,
(i) the term "Designated Purchase Price" shall mean the Closing Price for the subject securities as of the Business Day immediately preceding the exercise of the applicable option under this Agreement or, with respect to a calculation of Total Enterprise Value, the Business Day immediately preceding such calculation (in either case, the "Determination Date"), or if there is no applicable Closing Price, shall mean the Fair Market Value of the subject securities on such date, and (ii) "Fair Market Value" shall mean the fair market value of the securities as determined by mutual agreement of the selling party and the purchasing party; provided that, if within five Business Days following the Determination Date, the selling party and the purchasing party cannot agree upon fair market value, then the selling party and the purchasing party shall agree upon a mutually acceptable financial expert who shall determine fair market value. In the event that, within ten Business Days following the Determination Date, the selling party and the purchasing party cannot agree upon a mutually acceptable financial expert, then each of the selling party and the purchasing party will select a financial expert and the two financial experts as selected shall select a third financial expert who shall determine Fair Market Value. If either the selling party or the purchasing party fails to designate its financial expert within five Business Days following written notice of the other party's designation, the financial expert designated by the other party will determine Fair Market Value. The cost of the financial expert shall be borne equally by the selling party and the purchasing party.

         Section 3.2 GP Interest Purchase Option. In the event that Tejas Energy shall hereafter make any Disposition of any of the Tejas Units to any Person (other than a Permitted Affiliate), Tejas Energy will promptly provide written notice to EPC II of such Disposition. For purposes of this Section 3.2, either
(i) the closing of a transaction (or series of related transactions) which result in a Tejas Change of Control or (ii) entering into an agreement the consummation of which would result in a Tejas Change of Control shall be deemed to be a Disposition of all of the Tejas Units. Tejas Energy shall provide EPC II with written notice of a closing described in clause (i) of the preceding sentence at least ten Business Days prior to such closing. EPC II (or its designee) will have the right and option, upon such Disposition, to purchase from Tejas Energy a portion of Tejas Energy's member interest in Enterprise GP (the "GP Interest") equal to such member interest (representing a percentage equity ownership in Enterprise GP) multiplied by a fraction equal to the number of Tejas Units Disposed of by Tejas Energy over the number of Tejas Units held by Tejas Energy immediately prior to such Disposition; provided however, that in the case of a Disposition of the type described in clause (ii) of the second sentence of this Section 3.2, such right shall be contingent upon the closing of the transaction (or series of related transactions) which effect a Tejas Change of Control. The purchase option afforded EPC II (or its designee) in this
Section 3.2 may be exercised by EPC II (or its designee) by providing written notice to Tejas Energy of its election to purchase all of the GP Interest subject to the purchase option within 30 days following receipt from Tejas Energy of its notice of Disposition. The purchase price payable following the exercise of such purchase option will be an amount equal to the members' capital of Enterprise GP attributable to the purchased interest as then reflected on the books and records of Enterprise GP. The purchase and sale contemplated by the exercise by EPC II (or its designee) of its purchase option created by this
Section 3.2 shall be completed at a closing that shall occur within ten Business Days after the written notice by EPC II (or its designee) electing to exercise such option, by (i) the transfer and assignment by Tejas Energy to EPC II (or its designee) of the GP Interest purchased and (ii) payment of the purchase price described in the preceding sentence by EPC II (or its designee) to Tejas Energy by wire transfer of immediately available funds to an account designated by Tejas Energy at least five Business Days prior to such transfer and assignment. The assignment referred to in the preceding sentence shall be substantially in the form attached hereto as Exhibit A.

         Section 3.3 Enterprise Partners' Right of First Refusal Upon Sale by Tejas Energy.

                  (a) In the event that Tejas Energy shall hereafter desire to make any Disposition of Tejas Units, in whole or part, or any interest therein, that is not permitted in Section 3.3(f), Enterprise Partners or its designee shall have the right and option to purchase all of the Tejas Units that Tejas Energy desires to Dispose of, exercisable in the manner and on the terms hereinafter set forth; provided however, that there shall be no obligation of Tejas Energy to Dispose of such Tejas Units to Enterprise Partners or its designee unless all of the Tejas Units that are subject to the option to purchase described in this Section 3.3 are purchased. For the purposes of this
Section 3.3, either (i) the closing of a transaction (or series of related transactions) which result in a Tejas Change of

Control or (ii) entering into an agreement the consummation of which would result in a Tejas Change of Control shall be deemed to be a Disposition by Tejas Energy of all of the Tejas Units. Tejas Energy shall provide Enterprise Partners with written notice of a closing described in clause (i) of the preceding sentence at least ten Business Days prior to such closing. The total purchase price for the Tejas Units purchased pursuant to the exercise of any option granted by this Section 3.3 shall be equal to the number of Tejas Units so purchased times the Section 3.3 Price Per Unit.

                  (b) Prior to the Disposition of any Tejas Units, Tejas Energy shall give written notice ("Tejas' Notice of Disposition") setting forth:

                  (i) the number of Tejas Units that Tejas Energy desires to Dispose of;

                  (ii) the bona fide cash price (or estimated value of noncash consideration, which estimate shall not be binding upon Enterprise Partners or its designee) offered in connection with such Disposition of such Tejas Units; and

                  (iii) the terms upon which such Disposition is to be made and the name of the Person or Persons to whom such Disposition is to be made.

                  (c) Upon receipt by Enterprise Partners of any such Tejas' Notice of Disposition, Enterprise Partners (or its designee) may exercise its purchase right as to all (but not less than all) of the Tejas Units being Disposed of for a period of 30 days commencing with the date Tejas' Notice of Disposition was received by Enterprise Partners; provided however, that in the case of a Disposition of the type described in clause (ii) of the second sentence of Section 3.3(a), such rights shall be contingent upon the closing of the transaction (or series of related transactions) which effect a Tejas Change of Control. Such right to purchase may be exercised by Enterprise Partners (or its designee) by giving notice to Tejas Energy that Enterprise Partners (or its designee) has elected to acquire the Tejas Units. The purchase and sale contemplated by the exercise by Enterprise Partners (or its designee) of such purchase right shall be completed at a closing that shall occur within 30 days after the written notice by Enterprise Partners (or its designee) electing to exercise such purchase right (or, if later and if Section 3.3(d)(ii) applies, within 15 Business Days after the determination of the Designated Purchase Price in accordance with Section 3.1), by (i) the transfer and assignment by Tejas Energy to Enterprise Partners (or its designee) of certificates, duly endorsed for transfer, evidencing the Tejas Units purchased and (ii) payment of the purchase price described in Section 3.3(a) by Enterprise Partners (or its designee) to Tejas Energy by wire transfer of immediately available funds to an account designated by Tejas Energy at least five Business Days prior to such transfer and assignment. Notwithstanding any other provision of this Section 3.3, if Section 3.3(d)(ii) applies and the Designated Purchase Price as determined pursuant to Section 3.1(ii) exceeds the estimated value of noncash consideration specified by Tejas Energy in Tejas' Notice of Disposition by more than 10%, then at any time within five Business Days after such determination Enterprise Partners (or its designee) shall have the right to notify Tejas Energy that it is electing to cancel its exercise of such purchase right, and in the case of any such cancellation, the 90-day period referred to in Section 3.3(e) shall commence with the date of such cancellation. The assignment referred to in the preceding sentence shall be substantially in the form attached hereto as Exhibit B.

Any Disposition by Tejas Energy pursuant to this Section 3.3 with respect to which Enterprise does not or is not permitted to exercise its purchase option created by this Section 3.3 shall be pursuant to an assignment substantially in the form attached hereto as Exhibit C executed by the Person to which such Disposition is made.

                  (d)      The "Section 3.3 Price Per Unit" shall be:

                  (i) the bona fide cash price per unit payable, if any, specified in Tejas' Notice of Disposition, provided that the price per unit is payable solely in cash or cash equivalent; or

                  (ii) if, and to the extent the price per unit is payable otherwise than as specified in Section 3.3(d)(i), then the price per unit shall be the Designated Purchase Price.

                  (e) Any proposed Disposition of any Tejas Units with respect to which a Tejas' Notice of Disposition shall have been given and as to which the rights to acquire such Tejas Units shall not have been exercised in full as herein provided may be completed at any time within, but not after, 90 days after the expiration of the 30-day period during which Enterprise Partners (or its designee) may exercise the right to acquire such Tejas Units. If a Disposition is not completed within said 90-day period, Tejas' Notice of Disposition theretofore given shall in all respects be a nullity and shall be treated as though it never had been given. If such Disposition is not carried out on the same material terms set forth in Tejas' Notice of Disposition in respect thereto, such Disposition shall be of no force, effect or validity for any purpose whatsoever.

                  (f) The purchase option in favor of Enterprise Partners (or its designee) provided in this Section 3.3 shall not be applicable to any Disposition by Tejas Energy of the Tejas Units (i) to a Permitted Affiliate or
(ii) pursuant to a Public Offering.

         Section 3.4 Right of Purchase in Favor of Enterprise Partners Upon Public Offering.

                  (a) In the event that Tejas Energy proposes to Dispose of any of the Tejas Units through a Public Offering, Tejas Energy shall first provide written notice of such proposed Disposition (the "Public Sale Notice") to Enterprise Partners, including in such notice a statement of the proposed public offering price (the "Proposed Public Offering Price"). Enterprise Partners (or its designee) shall have the right and option to purchase all of the Tejas Units that Tejas Energy desires to Dispose of pursuant to such Public Offering, exercisable in the manner and on the terms hereinafter set forth.

                  (b) Upon receipt by Enterprise Partners of any such Public Sale Notice, Enterprise Partners (or its designee) may exercise its purchase right as to all (but not less than all) of the Tejas Units subject to the Public Sale Notice for a period of 20 days commencing with the date the Public Sale Notice was received by Enterprise Partners. Such right to purchase may be exercised by Enterprise Partners (or its designee) giving notice to Tejas Energy that Enterprise Partners (or its designee) has elected to acquire the Tejas Units subject to the Public Sale Notice at the Proposed Public Offering Price.

                  (c) The purchase and sale contemplated by the exercise by Enterprise Partners (or its designee) of such purchase right shall be completed at a closing that shall occur within 20 days after the written notice by Enterprise Partners (or its designee) electing to exercise such purchase right, by (i) the transfer and assignment by Tejas Energy to Enterprise Partners (or its designee) of certificates, duly endorsed for transfer, evidencing the Tejas Units purchased and (ii) payment of the Proposed Public Offering Price by Enterprise Partners (or its designee) to Tejas Energy by wire transfer of immediately available funds to an account designated by Tejas Energy at least five Business Days prior to such transfer and assignment. The assignment referred to in the preceding sentence shall be substantially in the form attached hereto as Exhibit B.

                  (d) In the event that Enterprise Partners does not exercise its purchase right triggered by a Public Sale Notice, then Tejas Energy may proceed to sell such Tejas Units pursuant to Public Offering provided that such Public Offering is completed within 120 days following the end of the 20-day period during which Enterprise Partners could exercise its purchase right hereunder, and the price at which Tejas Energy sells the Tejas Units in the Public Offering shall not be less than 90% of the Proposed Public Offering Price.

         Section 3.5 Tejas Energy's Preemptive Rights Upon a Private Sale of Interests by Enterprise Partners.

                  (a) In the event that Enterprise Partners desires to issue or Dispose of Enterprise Securities other than in a transaction referred to in
Section 3.5(f), Tejas Energy (or a Permitted Affiliate designated by Tejas Energy) shall have the right and option to purchase its pro rata share (based on the aggregate ownership of Tejas Units and Article IV Units of Tejas Energy or its Permitted Affiliates) of all of the Enterprise Securities that Enterprise Partners desires to issue or Dispose of, exercisable in the manner and on the terms hereinafter set forth (such pro rata share being calculated by multiplying the number of such Enterprise Securities being issued or Disposed of by a fraction equal to the result of dividing (i) the aggregate number of Tejas Units and Article IV Units then owned by Tejas Energy or its Affiliates by (ii) the total number of Enterprise Securities outstanding on a fully diluted basis without taking into account the newly issued Enterprise Securities, if any); provided, however, that there shall be no obligation of Enterprise Partners to issue or Dispose of such Enterprise Securities to Tejas Energy (or a Permitted Affiliate designated by Tejas Energy) unless all of the Enterprise Securities that are subject to the option to purchase described in this Section 3.5 are (subject to the provisions of subsection (c) below) purchased at the same time and subject to the same terms as the other Enterprise Securities being issued or Disposed of. The total purchase price for any Enterprise Securities purchased pursuant to the exercise of any option granted by this Section 3.5 shall be equal to the number of Enterprise Securities so purchased times the Section 3.5 Price Per Unit.

                  (b) Prior to the issuance or Disposition of any Enterprise Securities, Enterprise Partners shall give written notice "Enterprise Partners' Notice of Disposition" to Tejas Energy setting forth:

                  (i) a description of the Enterprise Securities being offered including detail as to the terms and rights applicable thereto;

                  (ii) the number of Enterprise Securities that Enterprise Partners desires to issue or Dispose of;

                  (iii) the bona fide cash price, if any (or the estimated value of noncash consideration, which estimate shall not be binding upon Tejas Energy), to be received or estimated to be received in connection with such issuance or Disposition of such Enterprise Securities; and

                  (iv) the terms upon which such issuance or Disposition is to be made and the name of the Person or Persons to whom such Disposition is to be made.

                  (c) Upon receipt by Tejas Energy of any such Enterprise Partners' Notice of Disposition, Tejas Energy (or a Permitted Affiliate designated by Tejas Energy) may exercise its purchase right as to the Enterprise Securities that it is entitled to purchase pursuant to Section 3.5(a) for a period of 30 days commencing with the date Enterprise Partners' Notice of Disposition was received by Tejas Energy. Such right to purchase may be exercised by Tejas Energy (or a Permitted Affiliate designated by Tejas Energy) by giving notice to Enterprise Partners that Tejas Energy has elected to acquire such Enterprise Securities. The purchase and sale contemplated by the exercise by Tejas Energy (or a Permitted Affiliate designated by Tejas Energy) of such purchase right shall be completed at a closing that shall occur within twenty days after the written notice by Tejas Energy electing to exercise the Section
3.5 purchase right or, if later, simultaneously with the closing of the offering that triggered the Section 3.5 purchase right (or, if later and if Section 3.5(d)(ii) applies, within 15 Business Days after the determination of the Designated Purchase Price in accordance with Section 3.1), by (i) the transfer and assignment by Enterprise Partners to Tejas Energy of certificates evidencing the Enterprise Securities purchased and (ii) payment of the purchase price described in Section 3.5(a) by Tejas Energy to Enterprise Partners by wire transfer of immediately available funds to an account designated by Enterprise Partners at least five Business Days prior to such transfer and assignment. Notwithstanding any other provision of this Section 3.5, if Section 3.5(d)(ii) applies and the Designated Purchase Price as determined pursuant to Section 3.1(ii) exceeds the estimated value of noncash consideration specified by Enterprise Partners in Enterprise Partners' Notice of Disposition by more than 10%, then at any time within five Business Days after such determination Tejas Energy shall have the right to notify Enterprise Partners that it is electing to cancel its exercise of such purchase right, and in the case of any such cancellation, the 90-day period referred to in Section 3.5(e) shall commence with the date of such cancellation.

                  (d)      The "Section 3.5 Price Per Unit" shall be:

                  (i) the bona fide cash price specified in Enterprise Partners' Notice of Disposition, provided that the price per unit is payable solely in cash or cash equivalent; or

                  (ii) if, and to the extent the price per unit is payable otherwise than as specified in Section 3.5(d)(i), then the price per unit shall be the Designated Purchase Price.

                  (e) Any proposed Disposition of any Enterprise Securities with respect to which an Enterprise Partners' Notice of Disposition shall have been given and as to which the right to acquire such Enterprise Securities shall not have been exercised in full as herein provided may be completed at any time within, but not after, 90 days after the expiration of the 30-day period during which Tejas Energy may exercise the right to acquire such Enterprise Securities. If a Disposition is not completed within said 90-day period, Enterprise Partners' Notice of Disposition theretofore given shall in all respects be a nullity and shall be treated as though it never had been given. If such Disposition is not carried out on the same material terms set forth in Enterprise Partners' Notice of Disposition in respect thereto such Disposition shall be of no force, effect or validity for any purpose whatsoever.

                  (f) The rights granted in this Section 3.5 shall not be applicable to (i) the sale of Common Units effected pursuant to a Public Offering, (ii) the issuance of Common Units or Enterprise Securities convertible into Common Units to employees of EPCO, Enterprise Partners, Enterprise GP or any of their respective Subsidiaries under employee incentive compensation programs approved or existing at or prior to the Closing Date, (iii) Common Units or Enterprise Securities convertible into Common Units issued to purchase assets or businesses from third Persons in bona fide, arm's length transactions and (iv) the issuance of Enterprise Securities upon conversion of other Enterprise Securities existing on the date hereof or issued in accordance with the terms of Section 2.2(b)(vii).

         Section 3.6       Enterprise Change of Control.

                  (a) In the event of an Enterprise Change of Control (as defined in Section 3.6(d)), Enterprise Partners will provide written notice to Tejas Energy of such an Enterprise Change of Control.

                  (b) In the event of an Enterprise Change of Control, Tejas Energy (or a Permitted Affiliate designated by Tejas Energy) shall have the right and option to purchase all of the Common Units and Subordinated Units and other Partnership Securities in Enterprise Partners owned by EPCO, EPC II and their respective Affiliates and, to the extent practicable, all Partnership Securities owned by the new control group. The total purchase price for any such securities purchased pursuant to the exercise of any option created by this
Section 3.6 shall be equal to the number of units so purchased times the Designated Purchase Price.

                  (c) Upon receipt by Tejas Energy of written notice from Enterprise Partners of an Enterprise Change of Control or (if later) the date upon which Tejas Energy becomes aware of the Enterprise Change of Control, Tejas Energy (or a Permitted Affiliate designated by Tejas Energy) may exercise its purchase right to acquire all (but not less than all) of the units by providing written notice to Enterprise Partners at any time within 30 days thereafter. The purchase and sale contemplated by the exercise by Tejas Energy of such purchase right shall be completed at a closing that shall occur before the later of (i) 30 days after the written notice by Tejas Energy electing to exercise such purchase right and (ii) 15 Business Days after the determination of the Designated Purchase Price in accordance with
Section 3.1, by (A) the transfer and assignment by the sellers to Tejas Energy of certificates, duly endorsed for transfer, evidencing the Partnership Securities purchased and (ii) payment of the purchase price described in Section 3.6(b) by Tejas Energy to the sellers by wire transfer of immediately available funds to the accounts designated by the sellers at least five Business Days prior to such transfer and assignment, provided that, notwithstanding any other provision of this Agreement, if the Designated Purchase Price is determined pursuant to Section 3.1(ii), then at any time within 5 Business Days after such determination Tejas Energy shall have the right to notify Enterprise Partners that it is electing to cancel its exercise of such purchase right.

                  (d) For purposes of this Section 3.6, the term "Enterprise Change of Control" shall mean an event or series of related events that result in (or entering into a definitive agreement the consummation of which would result in (provided that, in the case of such an agreement, Tejas Energy's rights under this Section 3.6 shall be contingent upon the occurrence of the following)) Enterprise Partners or EPC II (only if EPC II is a member of Enterprise GP) being controlled, directly or indirectly, by someone other than Dan Duncan, his wife and/or his heirs, devisees and/or legatees (and/or trusts for any of their respective benefit).

                  (e) If Tejas Energy exercises its purchase option and right under this Section 3.6, then EPCO shall, upon reasonable request of Tejas Energy, transfer any of its employees primarily involved in the business of Enterprise Partners and its Subsidiaries to Enterprise GP, Enterprise Partners or any designated Subsidiary; provided that, EPCO does not guarantee that any such employee will accept such transfer. EPCO shall bear the reasonable costs necessary for such transfer.


                                   ARTICLE IV

                                   MAKE WHOLE

         Section 4.1 Make Whole. If (i) Tejas Energy sells to non-Affiliates in a bona fide arm's-length transaction any of the Common Units received upon conversion of the Special Units, (ii) such sale either (A) is a block sale (as "block" is defined under Rule 10b-18 of the Securities Exchange Act of 1934, as amended), (B) together with sales by Tejas Energy of other Common Units received upon conversion of the Special Units during the three months preceding such sale, either (x) includes a number of Common Units not exceeding the average weekly trading volume requirement set forth in Rule 144(e)(1)(ii) of the Securities Act or (y) includes a number of Common Units not exceeding [205,000], or (C) is part of a firmly underwritten offering of Common Units for cash (the restrictions set forth in (A), (B) and (C) are referred to herein as the "Manner of Sale Restrictions"), (iii) the sales price per Common Unit of such sale (the "Sales Price") is less than $18 (appropriately Adjusted) and (iv) such sale occurs within one year following the Conversion Date for such Common Units (as such period may be extended pursuant to the provisions of this Section 4.1), then Enterprise Partners will at its option either issue additional registered Common Units to Tejas Energy, make a cash payment to Tejas Energy or effect a combination of Common Units and cash payment as follows:

                  (a) Enterprise Partners may issue to Tejas Energy additional Common Units having an aggregate value (based on the Closing Price for Common Units on the Business Day immediately preceding the date of issuance) in an amount equal to (i) the number of Common Units so sold by Tejas Energy multiplied by (ii) (A) $18 (as appropriately Adjusted) minus (B) the Sales Price;

                  (b) Enterprise Partners may pay to Tejas Energy an amount of cash in immediately available funds equal to (i) the number of Common Units so sold by Tejas Energy multiplied by (ii) (A) $18 (appropriately Adjusted) minus
(B) the Sales Price; or

                  (c)      Any combination of the foregoing.

Notwithstanding the requirements of clause (iv) of the foregoing, (i) if Tejas Energy requests in writing that Enterprise Partners waive the Manner of Sale Restrictions in connection with a proposed sale by Tejas Energy of Common Units received upon conversion of Special Units and Enterprise Partners declines to waive the Manner of Sale Restrictions, then the one-year period following the applicable Conversion Date for such Common Units will be tolled for such period during which Enterprise Partners declines to waive the Manner of Sale Restrictions, (ii) in the event Tejas Energy requests a demand registration under the Registration Rights Agreement and is prevented from registering or trading Common Units as a result of black-out periods under Section 2(b)(ii) of the Registration Rights Agreement, then the one-year period following the applicable Conversion Date for such Common Units will be tolled for such black-out period, (iii) in the event Tejas Energy desires to sell Common Units in a manner not requiring registration under the Securities Act and Tejas Energy advises Enterprise Partners of such intention in writing and Enterprise Partners advises Tejas Energy in writing that there is material non-public information relating to Enterprise Partners that would prevent such a sale, then the one-year period following the applicable Conversion Date for such Common Units will be tolled for the days covered by such advice and (iv) in the event Tejas Energy desires to sell Common Units but is restricted from selling such Common Units as a result of any lock-up agreement binding on Tejas Energy pursuant to
Section 4(a) of the Registration Rights Agreement, then the one-year period following the applicable Conversion Date for such Common Units will be tolled for such lock-up period.

In the event Enterprise Partners is unable or fails to fulfill its obligations under this Article IV, EPCO agrees, if requested in writing by Tejas Energy to do so, to fulfill the obligations of Enterprise Partners under this Article IV on behalf of Enterprise Partners.

                                    ARTICLE V

                             TERM OF THIS AGREEMENT

         This Agreement will continue in full force and effect until the date that Tejas Energy shall Dispose of all right, title and interest in the Tejas Units and the Article IV Units to a Person other than a Permitted Affiliate, provided that in the event that Tejas Energy and the Permitted Affiliates cease to own at least 5 million of the Tejas Units and/or the Article IV Units, the rights of Tejas Energy and the Permitted Affiliates under Article II, Section
3.5 and Section 3.6 shall terminate.


                                   ARTICLE VI

                        FIDUCIARY DUTIES WAIVER; BUSINESS
                                  OPPORTUNITIES

         Section 6.1 Conduct of Affairs. In anticipation that Tejas Energy and its Affiliates may engage in the same or similar activities or lines of business and have an interest in the same areas of business opportunities as Enterprise Partners and Enterprise GP and their respective Subsidiaries, and in recognition of the difficulties attendant to any Tejas Energy Committee member ("Management Designee") who desires and endeavors fully to satisfy such Management Designee's fiduciary duties, in determining the full scope of such duties in any particular situation, the provisions of this Article VI are set forth to guide the conduct of certain affairs of Enterprise Partners and Enterprise GP and their respective Subsidiaries as they may involve the Management Designees, and to define the powers, rights and duties of the Management Designees in connection therewith.

         Section 6.2 No Duty to Refrain from Activities. Neither Tejas Energy or its Affiliates nor any Management Designee shall have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Enterprise Partners or its Subsidiaries, and to the fullest extent permitted by applicable law, neither Tejas Energy or its Affiliates nor the Management Designees shall be liable to Enterprise Partners and Enterprise GP or their respective Subsidiaries for breach of any fiduciary duty by reason of any such activities.

         Section 6.3 No Duty to Communicate Opportunities. To the fullest extent permitted by law, if a Management Designee who is also a director, officer or employee of Tejas Energy or any of its Affiliates acquires knowledge of a potential transaction or matter that may be a business opportunity for Enterprise Partners and Enterprise GP or their respective Subsidiaries (whether such potential transaction or matter is proposed by a third Person or is conceived of by such Management Designee), such Management Designee shall be entitled to offer such business opportunity to any Person as such Management Designee deems appropriate under the circumstances in his sole discretion, and neither Tejas Energy or any of its Affiliates nor such Management Designee shall be liable to Enterprise Partners and Enterprise GP or any of their respective Subsidiaries for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of Enterprise Partners and Enterprise GP or any of their respective Subsidiaries or the derivation of any improper personal benefit by reason of the fact that (a) such Management Designee offered such business opportunity to any Person (rather than Enterprise Partners and Enterprise GP or any of their respective Subsidiaries) or did not communicate information regarding such business opportunity to Enterprise Partners and Enterprise GP or any of their respective Subsidiaries or (b) Tejas Energy or any of its Affiliates pursued or acquired such business opportunity for itself or directed such business opportunity to another Person or did not communicate information regarding such business opportunity to Enterprise Partners and Enterprise GP or any of their respective Subsidiaries.

         Section 6.4 Good Faith Actions. To the fullest extent permitted by law, neither Tejas Energy nor any of its Affiliates nor any Management Designee shall be liable to Enterprise Partners and Enterprise GP or any of their respective Subsidiaries for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of Enterprise Partners and Enterprise GP or any of their respective Subsidiaries or the designation of any improper personal benefit by reason of the fact that Tejas Energy or any of its Affiliates or Management Designee in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between Tejas Energy or any of its Affiliates or any Management Designee on the one hand and Enterprise Partners and Enterprise GP or any of their respective Subsidiaries on the other hand.



                                   ARTICLE VII

                        GOVERNING PRINCIPLES AND POLICIES

         Enterprise Partners and Enterprise GP hereby adopt and agree that the Code of Conduct set forth on Exhibit D (the "Code of Conduct") hereto shall, during the term of this Agreement, be the governing principles and policies for the conduct of business and operations of Enterprise Partners, Enterprise GP and their respective Subsidiaries with respect to the financial policies, audit rights, budgets, internal controls and other matters set forth in Exhibit D. The Code of Conduct may be amended, replaced or otherwise altered as provided in
Section 2.2(b)(xviii).

                                  ARTICLE VIII

                                  MISCELLANEOUS

         Section 8.1 Injunctions. Each party acknowledges and agrees that the other parties could be irreparably damaged in the event any of the provisions of this Agreement were not performed by the party required to perform the same in accordance with their specific terms or were otherwise breached. Each party accordingly agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and specifically enforce the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction, in addition to any remedy to which a party may be entitled at law or equity.

         Section 8.2 Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or enforceable.

         Section 8.3 Amendments. This Agreement may be amended only by an agreement of the affected parties in writing.

         Section  8.4  Descriptive   Headings.   Descriptive  headings  are  for
convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

         Section 8.5 Counterparts. For the convenience of the parties, number of counterparts of this Agreement may be executed by one or more parties hereto and each such executed counterpart shall be and shall be deemed to be, an original instrument.

         Section 8.6 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered personally, by facsimile transmission (except for legal process) or sent by registered mail, postage prepaid, if to:

         If to Tejas Energy:

                  Tejas Energy, LLC
                  1301 McKinney Street, Suite 700
                  Houston, Texas 77010
                  Attention:  General Counsel
                  Phone:  (713) 230-3000
                  Fax No.:  (713) 230-2900

         With a copy to:

                  Tejas Midstream Enterprises, LLC
                  1301 McKinney Street, Suite 700
                  Houston, Texas 77010
                  Attention:  Chief Operating Officer
                  Phone:  (713) 230-3000
                  Fax No.:  (713) 230-1800

         If to Enterprise Partners, EPCO, Enterprise GP and/or EPC II:

                  Enterprise Products GP, LLC
                  P.O. Box 4324 (77210-4324)
                  2727 North Loop West, Suite 700
                  Houston, Texas 77008
                  Attention:  President
                  Phone:  (713) 880-6500
                  Fax No.  (713) 880-6570

         With a copy to:

                  Enterprise Products GP, LLC
                  P.O. Box 4324 (77210-4324)
                  2727 North Loop West, Suite 700
                  Houston, Texas 77008
                  Attention:  Chief Legal Officer
                  Phone:  (713) 880-6500
                  Fax No.  (713) 880-6570

or to such other address and facsimile transmission numbers as any part hereto may, from time to time, designate in a written notice given in a like manner. Notice shall be deemed given upon receipt.

         Section 8.7 Law Applicable. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas (without regard to the principles of conflicts of law thereof).

         Section 8.8 Arbitration. Subject to Section 8.1, any controversy or claim, whether based on contract, tort, statute or other legal or equitable theory (including, but not limited to, any claim of fraud, misrepresentation or fraudulent inducement or any question of validity or effect of this Agreement, including this Section 8.8) arising out of or related to this Agreement (including any amendments or extensions), or the breach of termination hereof or any right to indemnity hereunder shall be settled by arbitration in accordance with the arbitration terms set forth in Exhibit E hereto.

         Section 8.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

         Section 8.10 Limitation on Liability. Notwithstanding any other provision of this Agreement, neither a party nor any of its Affiliates, nor their respective directors, officers, employees, agents and representatives, shall be liable, whether in contract, tort, warranty, negligence, strict liability, arbitration or otherwise, for any special, punitive, exemplary, incidental, or consequential damages arising out of or in connection with this Agreement.

              [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers, each of whom is duly and validly authorized and empowered, all as of the day and year first above written.

                    TEJAS MIDSTREAM ENTERPRISES, LLC


                    By:   /s/ Curtis R. Frasier
                         ------------------------------------
                             Curtis R. Frasier
                             President and Chief Operating Officer


                    TEJAS ENERGY, LLC


                    By    /s/ Curtis R. Frasier
                         -----------------------------------
                             Curtis R. Frasier
                             Executive Vice President and
                                      Chief Operating Officer


                    ENTERPRISE PRODUCTS GP, LLC


                    By:   /s/ O. S. Andras
                         -----------------------------------
                             O. S. Andras
                             President and Chief Executive Officer


                    ENTERPRISE PRODUCTS PARTNERS L.P.

                    By:  Enterprise Products GP, LLC, its general partner

                    By:    /s/ O. S. Andras
                         -----------------------------------
                             O. S. Andras
                             President and Chief Executive Officer

                    ENTERPRISE PRODUCTS OPERATING L.P.

                    By:  Enterprise Products GP, LLC, its general partner

                    By:    /s/ O. S. Andras
                         -------------------------------------
                             O. S. Andras
                             President and Chief Executive Officer

                     ENTERPRISE PRODUCTS COMPANY


                     By:       /s/ O. S. Andras
                              --------------------------------------
                     Name:     O. S. Andras
                              --------------------------------------
                     Title:    President and Chief Executive Officer
                              --------------------------------------


                     EPC PARTNERS II, INC.


                     By:       /s/ Fancis B. Jacobs II
                              ----------------------------
                     Name:     Francis B. Jacobs II
                              ----------------------------
                     Title:    President
                              ----------------------------

                                                                  EXHIBIT D

                           SECOND AMENDED AND RESTATED

                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                        ENTERPRISE PRODUCTS PARTNERS L.P.

                                TABLE OF CONTENTS


                                    ARTICLE I

                                   DEFINITIONS

1.1 Definitions...................................................................................................1
1.2 Construction..................................................................................................1


                                   ARTICLE II

                                  ORGANIZATION

2.1 Formation.....................................................................................................1
2.2 Name..........................................................................................................1
2.3 Registered Office; Registered Agent; Principal Office; Other Offices..........................................1
2.4 Purpose and Business..........................................................................................2
2.5 Powers........................................................................................................2
2.6 Power of Attorney.............................................................................................2
2.7 Term..........................................................................................................3
2.8 Title to Partnership Assets...................................................................................3


                                   ARTICLE III

                           RIGHTS OF LIMITED PARTNERS

3.1 Limitation of Liability.......................................................................................4
3.2 Management of Business........................................................................................4
3.3 Outside Activities of the Limited Partners....................................................................4
3.4 Rights of Limited Partners....................................................................................4


                                   ARTICLE IV

        CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
                       REDEMPTION OF PARTNERSHIP INTERESTS

4.1 Certificates..................................................................................................5
4.2 Mutilated, Destroyed, Lost or Stolen Certificates.............................................................5
4.3 Record Holders................................................................................................6
4.4 Transfer Generally............................................................................................6
4.5 Registration and Transfer of Limited Partner Interests........................................................6
4.6 Transfer of General Partner Interest..........................................................................7
4.7 Restrictions on Transfers.....................................................................................7
4.8 Citizenship Certificates; Non-citizen Assignees...............................................................8
4.9 Redemption of Partnership Interests of Non-citizen Assignees..................................................9

                                    ARTICLE V

           CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

5.1 Prior Contributions...........................................................................................9
5.2 Continuation of General Partner and Limited Partner Interests; Initial Offering; Issuance of Class A Special
Units; Contributions by the General Partner......................................................................10
5.3 Contributions by the Underwriters............................................................................10
5.4 Interest and Withdrawal......................................................................................11
5.5 Capital Accounts.............................................................................................11
5.6 Issuances of Additional Partnership Securities...............................................................13
5.7 Limitations on Issuance of Additional Partnership Securities.................................................14
5.8 Conversion of Subordinated Units.............................................................................14
5.9 Limited Preemptive Right.....................................................................................16
5.10 Splits and Combinations.....................................................................................16
5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests...........................................16
5.12 Creation and Conversion of Class A Special Units............................................................17

                                   ARTICLE VI

                          ALLOCATIONS AND DISTRIBUTIONS

6.1 Allocations for Capital Account Purposes.....................................................................17
6.2 Allocations for Tax Purposes.................................................................................23
6.3 Requirement and Characterization of Distributions; Distributions to Record Holders...........................24
6.4 Distributions of Available Cash from Operating Surplus.......................................................25
6.5 Distributions of Available Cash from Capital Surplus.........................................................26
6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels..................................26
6.7 Special Provisions Relating to the Holders of Subordinated Units and Class A Special Units...................27
6.8 Entity-Level Taxation........................................................................................27


                                   ARTICLE VII

                      MANAGEMENT AND OPERATION OF BUSINESS

7.1 Management...................................................................................................28
7.2 Certificate of Limited Partnership...........................................................................29
7.3 Restrictions on General Partner's Authority..................................................................29
7.4 Reimbursement of the General Partner.........................................................................30
7.5 Outside Activities...........................................................................................31
7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain
Restrictions on the General Partner..............................................................................31
7.7 Indemnification..............................................................................................32
7.8 Liability of Indemnitees.....................................................................................34
7.9 Resolution of Conflicts of Interest..........................................................................34
7.10 Other Matters Concerning the General Partner................................................................35
7.11 Purchase or Sale of Partnership Securities..................................................................36
7.12 Registration Rights of the General Partner and its Affiliates...............................................36
7.13 Reliance by Third Parties...................................................................................37


                                  ARTICLE VIII

                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

8.1 Records and Accounting.......................................................................................38
8.2 Fiscal Year..................................................................................................38



8.3 Reports......................................................................................................38


                                   ARTICLE IX

                                   TAX MATTERS

9.1 Tax Returns and Information..................................................................................39
9.2 Tax Elections................................................................................................39
9.3 Tax Controversies............................................................................................39
9.4 Withholding..................................................................................................39


                                    ARTICLE X

                              ADMISSION OF PARTNERS

10.1 Admission of Initial Limited Partners.......................................................................39
10.2 Admission of Substituted Limited Partner....................................................................40
10.3 Admission of Successor General Partner......................................................................40
10.4 Admission of Additional Limited Partners....................................................................40
10.5 Amendment of Agreement and Certificate of Limited Partnership...............................................41

                                   ARTICLE XI

                        WITHDRAWAL OR REMOVAL OF PARTNERS

11.1 Withdrawal of the General Partner...........................................................................41
11.2 Removal of the General Partner..............................................................................42
11.3 Interest of Departing Partner and Successor General Partner.................................................42
11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative
Common Unit Arrearages...........................................................................................43
11.5 Withdrawal of Limited Partners..............................................................................43


                                   ARTICLE XII

                           DISSOLUTION AND LIQUIDATION

12.1 Dissolution.................................................................................................44
12.2 Continuation of the Business of the Partnership After Dissolution...........................................44
12.3 Liquidator..................................................................................................45
12.4 Liquidation.................................................................................................45
12.5 Cancellation of Certificate of Limited Partnership..........................................................45
12.6 Return of Contributions.....................................................................................46
12.7 Waiver of Partition.........................................................................................46
12.8 Capital Account Restoration.................................................................................46


                                  ARTICLE XIII

            AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

13.1 Amendment to be Adopted Solely by the General Partner.......................................................46



13.2 Amendment Procedures........................................................................................47
13.3 Amendment Requirements......................................................................................47
13.4 Special Meetings............................................................................................48
13.5 Notice of a Meeting.........................................................................................48
13.6 Record Date.................................................................................................48
13.7 Adjournment.................................................................................................48
13.8 Waiver of Notice............................................................................................48
13.9 Quorum......................................................................................................49
13.10 Conduct of a Meeting.......................................................................................49
13.11 Action Without a Meeting...................................................................................49
13.12 Voting and Other Rights....................................................................................50



                                   ARTICLE XIV

                                     MERGER

14.1 Authority...................................................................................................50
14.2 Procedure for Merger or Consolidation.......................................................................50
14.3 Approval by Limited Partners of Merger or Consolidation.....................................................51
14.4 Certificate of Merger.......................................................................................52
14.5 Effect of Merger............................................................................................52


                                   ARTICLE XV

                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

15.1 Right to Acquire Limited Partner Interests..................................................................52


                                   ARTICLE XVI

                               GENERAL PROVISIONS

16.1 Addresses and Notices.......................................................................................53
16.2 Further Action..............................................................................................54
16.3 Binding Effect..............................................................................................54
16.4 Integration.................................................................................................54
16.5 Creditors...................................................................................................54
16.6 Waiver......................................................................................................54
16.7 Counterparts................................................................................................54
16.8 Applicable Law..............................................................................................54
16.9 Invalidity of Provisions....................................................................................54
16.10 Consent of Partners........................................................................................54

          SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                      OF ENTERPRISE PRODUCTS PARTNERS L.P.

     THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ENTERPRISE PRODUCTS PARTNERS L.P. dated as of September 17, 1999, is entered into by and among Enterprise Products GP, LLC, a Delaware limited liability company, as the General Partner, and the Limited Partners as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

     1.1 Definitions. The definitions listed on Attachment I shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

     1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) "include" or "includes" means includes, without limitation, and "including" means including, without limitation.


                                   ARTICLE II

                                  ORGANIZATION

     2.1 Formation. The Partnership has been previously formed as a limited partnership pursuant to the provisions of the Delaware Act. The General Partner and the Limited Partners hereby amend and restate in its entirety the Agreement of Limited Partnership of Enterprise Products Partners L.P., dated April 9, 1998, as amended by that certain First Amendment to Agreement of Limited Partnership of Enterprise Products Partners L.P., dated as of June 1, 1998, as amended by that certain Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated as of July 31, 1998. Subject to the provisions of this Agreement, the General Partner and the Limited Partners hereby continue the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

     2.2 Name. The name of the Partnership shall be "Enterprise Products Partners L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

     2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, New Castle County, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the

Partnership shall be located at P.O. Box 4324, Houston, Texas 77210-4324 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be P.O. Box 4324, Houston, Texas 77210-4324 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

     2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be:

         (a) to serve as a limited partner in the Operating Partnership and any of its Subsidiary partnerships and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership as a limited partner in such partnerships pursuant to the partnership agreements for such entities or otherwise;

         (b) to engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity;

         (c) to engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner determines in good faith, prior to the conduct of such activity, that the conduct by the Partnership of such activity is not likely to result in the Partnership being treated as an association taxable as a corporation for federal income tax purposes; and

         (d) to do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to any Group Member.

The General Partner has no obligation or duty to the Partnership, the Limited Partners or any Assignee to propose or approve, and in its sole discretion may decline to propose or approve, the conduct by the Partnership of any business.

     2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in
Section 2.4 and for the protection and benefit of the Partnership.

     2.6 Power of Attorney.

     (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator (other than the General Partner) shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to either thereof by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

         (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in,
     Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

         (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

     (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

     2.7 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the close of Partnership business on December 31, 2088 or until the earlier termination of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

     2.8 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.


                                   ARTICLE III

                           RIGHTS OF LIMITED PARTNERS

     3.1 Limitation of Liability. The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

     3.2 Management of Business. No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of Section 17-303(a) of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

     3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

     3.4 Rights of Limited Partners.

     (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

         (i) to obtain true and full information regarding the status of the business and financial condition of the artnership;

         (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

         (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

         (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

         (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

         (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

     (b) Notwithstanding any other provision of this Agreement, the General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or
(ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).


                                   ARTICLE IV

        CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
                       REDEMPTION OF PARTNERSHIP INTERESTS

     4.1 Certificates. Upon the Partnership's issuance of Common Units, Subordinated Units or Class A Special Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning any Partnership Securities, the Partnership shall issue to such Person one or more certificates evidencing such Partnership Securities. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Class A Special Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Class A Special Units are converted into Common Units pursuant to the terms of Section 5.12.

     4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

     (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

     (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

         (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

         (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

         (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

         (iv) satisfies any other reasonable requirements imposed by the Partnership.

If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

     (c) As a  condition  to the  issuance  of any new  Certificate  under  this
Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

     4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

     4.4 Transfer Generally.

     (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its Partnership Interest as a general partner in the Partnership to another Person who becomes the General Partner, or by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

     (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

     (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the issued and outstanding member interests of the General Partner.

     4.5 Registration and Transfer of Limited Partner Interests.

     (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

     (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this
Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

     (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

     (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

     (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

     (f) The General Partner and its Affiliates shall have the right at any time to transfer its Subordinated Units, and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

     4.6 Transfer of General Partner Interest.

     (a) Subject to Section 4.6(c) below, prior to June 30, 2008, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding any Common Units held by the General Partner and its Affiliates) or
(ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner or (B) another Person in connection with the merger or consolidation of the General Partner with or into another Person or the transfer by the General Partner of all or substantially all of its assets to another Person.

     (b) Subject to Section 4.6(c) below, on or after June 30, 2008, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

     (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and the Operating Partnership Agreement and to be bound by the provisions of this Agreement and the Operating Partnership Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any member of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership interest of the General Partner as the general partner of each other Group Member. In the case of a transfer pursuant to and in compliance with this
Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as a General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

     4.7 Restrictions on Transfers.

     (a) Except as provided in Section 4.7(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

     (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

     (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b), and the transfer of a Class A Special Unit that has been converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

     (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

     4.8 Citizenship Certificates; Non-citizen Assignees.

     (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Limited Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

     (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

     (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

     (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to
Section 4.9, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

     4.9 Redemption of Partnership Interests of Non-citizen Assignees.

     (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.8(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

         (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

         (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

         (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

         (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Partnership Interests.

     (b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

     (c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.


                                    ARTICLE V

           CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

     5.1 Prior Contributions. Prior to the date hereof, the General Partner made certain Capital Contributions to the Partnership in exchange for an interest in the Partnership and has been admitted as the General Partner of the Partnership, and EPC Partners II made certain Capital Contributions to the Partnership in exchange for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership.

     5.2 Continuation of General Partner and Limited Partner Interests; Initial Offering; Issuance of Class A Special Units; Contributions by the General Partner.

     (a) The Partnership Interest of the General Partner in the Partnership shall be continued, subject to all of the rights, privileges and duties of the General Partner under this Agreement.

     (b) On the Closing Date, the Partnership Interest of EPC Partners II in the
Partnership   was  converted  into   33,552,915   Common  Units  and  21,409,870
Subordinated Units, and such Partnership Interest shall be continued.

     (c) All other Partnership Interests that were issued prior to the date hereof and are currently Outstanding shall be continued.

     (d) Upon the issuance of the Class A Special Units (other than the Series 2002B Class A Special Units) and upon the issuance of any additional Limited Partner Interests by the Partnership, the General Partner shall be required to make additional Capital Contributions equal to 1/99th of any amount contributed to the Partnership in exchange for such additional Limited Partner Interests. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

     5.3 Contributions by the Underwriters.

     (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter was required to contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership issued Common Units to each Underwriter on whose behalf such Capital Contribution was made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

     (b) Upon the exercise of the Over-Allotment Option, each Underwriter was required to contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership issued Common Units to each Underwriter on whose behalf such Capital Contribution was made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

     (c) No Limited Partner Partnership Interests were issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 12,000,000, (ii) the "Option Units" as such term is used in the Underwriting Agreement in aggregate number up to 1,800,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, and (iii) the 33,552,915 Common Units and 21,409,870 Subordinated Units issuable to EPC Partners II pursuant to Section 5.2(b).

     (d) On the date hereof, Tejas shall be issued 14,500,000 Class A Special Units and be admitted as a Limited Partner of the Partnership in exchange for certain Capital Contributions described in the Tejas Contribution Agreement. If, but only if, the Year 2000 Performance Test is fully satisfied and met, Tejas will be issued an additional 3,000,000 Class A Special Units in accordance with the Year 2000 Performance Test and, if, but only if, the Year 2001 Performance Test is fully satisfied and met, Tejas will be issued an additional 3,000,000 Class A Special Units in accordance with the Year 2001 Performance Test; provided, however, that if the Year 2000 Performance Test and/or the Year 2001 Performance Test is not met, the Class A Special Units that would have been but were not issued pursuant to such tests will be issued to Tejas in accordance with the Combined Performance Test if, but only if, the Combined Performance Test is met. In no event shall the aggregate number of Class A Special Units issued upon satisfaction of the Performance Tests (collectively, the "Series 2002B Class A Special Units") exceed 6,000,000. Upon the issuance of any Series 2002 B Class A Special Units pursuant to this Section 5.3(d), the Net Agreed Value of Tejas' initial Capital Contribution shall be increased by an amount equal to the fair market value of such Series 2002B Class A Special Units discounted at a 5.42% rate to the date hereof.

     5.4 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of 17-502(b) of the Delaware Act.

     5.5 Capital Accounts.

     (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (A) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (B) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

     (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

         (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Partnership Agreement) of all property owned by the Operating Partnership.

         (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

         (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

         (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

         (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

         (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
     Section  48(q)(1)  or 48(q)(3)  of the Code,  the amount of such  reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section
     6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

     (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

     (ii) Immediately prior to the transfer of (A) a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply) or (B) a Class A Special Unit that has converted into a Common Unit pursuant to Section 5.12, the Capital Account maintained for such Person with respect to its Subordinated Units, converted Subordinated Units or converted Class A Special Units will (x) first, be allocated to the Subordinated Units, converted Subordinated Units or converted Class A Special Units to be transferred in an amount equal to the product of (1) the number of such Subordinated Units, converted Subordinated Units or converted Class A Special Units to be transferred and (2) the Per Unit Capital Amount for a Common Unit, and (y) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units, converted Subordinated Units or converted Class A Special Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units, converted Subordinated Units or converted Class A Special Units, if any, will have a balance equal to the amount allocated under clause (y) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units, converted Subordinated Units or converted Class A Special Units will have a balance equal to the amount allocated under clause (x) hereinabove. If the transferor has not retained any Subordinated Units, converted Subordinated Units or converted Class A Special Units, any remaining balance in such Capital Account will be retained by transferor, such Capital Account interest having rights to receive distributions pursuant to Section 12.4(c) and being allocated Net Termination Losses pursuant to Section 6.1(c)(ii)(C).

     (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(c), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated.
In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

     (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any
Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed contribution and/or distribution occurring as a result of a termination of the Partnership pursuant to Section 708 of the Code, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

     5.6 Issuances of Additional Partnership Securities.

     (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

     (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

     (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

     5.7 Limitations on Issuance of Additional Partnership Securities. The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

         (a) During the  Subordination  Period,  the Partnership shall not issue
     (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 22,775,000 additional Parity Units without the prior approval of the holders of a Unit Majority. The Class A Special Units issued hereunder shall be deemed to be Parity Units. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (i) in connection with the exercise of the Over-Allotment Option, (ii) in accordance with Sections 5.7(b) and 5.7(c),
     (iii) upon conversion of Subordinated Units pursuant to Section 5.8, (iv) upon conversion of Class A Special Units pursuant to Section 5.12, (v) upon conversion of the General Partner Interest pursuant to Section 11.3(c),
     (vi) pursuant to the employee benefit plans of the General Partner, EPC, the Partnership or any other Group Member and (vii) in the event of a combination or subdivision of Common Units.

         (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders if such issuance occurs (i) in connection with an
     Acquisition  or a  Capital  Improvement  or  (ii)  within  365  days  of an
     Acquisition or a Capital Improvement where the net proceeds from such issuance are used to repay debt incurred in connection with such Acquisition or Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

              (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis), as compared to

              (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

     If the issuance of Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above will be calculated (i) for each Quarter, if any, that commenced after the closing of this offering for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter and (ii) for each other Quarter, on a pro forma basis not inconsistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that
(1) all of the Parity Units to be issued in connection with (or as a part of but within 365 days of) such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

     (c) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating
to) additional Partnership Securities having rights to distributions or in liquidation ranking prior or senior to the Common Units, without the prior approval of the holders of a Unit Majority.

     (d) No fractional Units shall be issued by the Partnership.

     5.8 Conversion of Subordinated Units.

     (a) A total of 5,352,468 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after June 30, 2001, in respect of which:

         (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;

         (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four- Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were Outstanding during such periods on a fully diluted basis (i.e., taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interest and on the general partner interest in the Operating Partnership; and

         (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

     (b) An additional 5,352,468 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after June 30, 2002, in respect of which:

         (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;

         (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four- Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such periods on a fully diluted basis (i.e., taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interest and on the general partner interest in the Operating Partnership; and

         (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided,  however,  that the conversion of Subordinated  Units pursuant to this
Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

     (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

     (d) Any Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(a) and (b) shall convert into Common Units on a one-for-one basis on the first day following the Record Date for distributions in respect of the final Quarter of the Subordination Period.

     (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

     (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

     5.9 Limited Preemptive Right. Except as provided in this Section 5.9, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

     5.10 Splits and Combinations.

     (a) Subject to Sections 5.10(d), 6.6 and 6.8 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period, and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote, and the number of Common Units into which Class A Special Units are to be converted pursuant to
Section 5.12) are proportionately adjusted retroactive to the beginning of the Partnership.

     (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

     (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

     (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(d) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

     5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

     5.12 Creation and Conversion of Class A Special Units. Pursuant to Section 5.6, the General Partner hereby designates and creates a special class of Units designated "Class A Special Units" and fixes the designations, preferences and relative, participating, optional or other special rights, powers and duties of the holders of the Class A Special Units as follows:

     (a) The Class A Special Units shall be divided into four series as set forth below, and each series of Class A Special Units shall be evidenced by a distinct Certificate issued in accordance with Section 4.1. The number of Class A Special Units comprising each series of Class A Special Units shall automatically convert into Common Units on a one-for-one basis on the date set forth opposite such number below (the "Class A Special Units Conversation Dates"):

         (i) 1,000,000 Series 2000 Class A Special Units - the first day following the Record Date for distribution in respect of the Quarter ended June 30, 2000;

         (ii) 5,000,000 Series 2001 Class A Special Units - the first day following the Record Date for distribution in respect of the Quarter ended June 30, 2001;

         (iii) 8,500,000 Series 2002 Class A Special Units plus the first 1,000,000 Series 2002B Class A Special Units, if any, issued pursuant to the second sentence of Section 5.3(d) upon satisfaction of the Performance Tests -- the first day following the Record Date for distribution in respect of the Quarter ended June 30, 2002; and

         (iv) other than the Series 2002B Class A Special Units converted pursuant to Section 5.12(a)(iii), the number of Series 2002B Class A Special Units, if any, issued pursuant to the second sentence of Section 5.3(d) upon satisfaction of the Performance Tests - the first day following the Record Date for distribution in respect of the Quarter ended June 30, 2003

     ; provided, however, that notwithstanding the foregoing the Class A Special Units will not convert or be convertible into Common Units until after such time as the issuance of such Common Units has been approved by holders of a majority of the Units (not including for this purpose the Class A Special Units) present and entitled to vote at a meeting of Unitholders called to consider and vote upon such issuance.

     (b) Except as otherwise provided in this Section 5.12(b), upon conversion pursuant to Section 5.12(a), Class A Special Units to be converted shall cease to remain outstanding and shall have no rights or obligations under this Agreement. Upon a request from the General Partner, Partners holding Class A Special Units converted pursuant to Section 5.12(a) shall surrender the Certificates evidencing such Class A Special Units in exchange for Certificates issued in accordance with Section 4.1.

     (c) Except for distributions pursuant to Section 12.4(c) and except as otherwise expressly provided in this Agreement by reference to the Class A Special Units, the Class A Special Units shall have no voting rights, rights to distributions, rights to allocation, rights upon dissolution and liquidation or other rights with respect to the Partnership.

     (d) A Class A Special Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).


                                   ARTICLE VI

                          ALLOCATIONS AND DISTRIBUTIONS

     6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction
(computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

     (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

         (i) First, 100% to the General Partner in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

         (ii) Second, 1% to the General Partner in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years and 99% to Unitholders holding Common Units and Subordinated Units in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

         (iii) Third, the balance, if any, 100% to the General Partner and Unitholders holding Common Units and Subordinated Units in accordance with their respective Percentage Interests.

     (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

         (i) First, 1% to the General Partner and 99% to Unitholders holding Common Units and Subordinated Units in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years; provided that the Net Losses shall not be allocated pursuant to this
     Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

         (ii) Second, 1% to the General Partner and 99% to the Unitholders holding Common Units and Subordinated Units in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

         (iii) Third, the balance, if any, 100% to the General Partner.

     (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section
6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this
Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

         (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

              (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

              (B) Second, if prior to the conversion of the last Outstanding Class A Special Unit, the Per Unit Capital Amount with respect to a Class A Special Unit is higher or lower than the Per Unit Capital Amount with respect to each Common Unit, 99% to the Unitholders holding Common Units and Class A Special Units in the manner and amount necessary to equalize, to the maximum extent possible, the Per Unit Capital Amount with respect to each Common Unit and each Class A Special Unit, and 1% to the General Partner;

              (C) Third, 99% to all Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause
         (2) is hereinafter defined as the "Unpaid MQD"), plus (3) any then existing Cumulative Common Unit Arrearage;

              (D) Fourth, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 99% to all Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each
         Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation
         Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

              (E) Fifth, 99% to all Unitholders, in accordance with their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus
         (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

              (F) Sixth, 85.8673% to all Unitholders, in accordance with their relative Percentage Interests, and 14.1327% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

              (G) Seventh, 75.7653% to all Unitholders, in accordance with their relative Percentage Interests, and 24.2347% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv); and

              (H) Finally, any remaining amount 50.5102% to all Unitholders, in accordance with their relative Percentage Interests, and 49.4898% to the General Partner.

         (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be decreased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

              (A) First, prior to the conversion of the last Outstanding Subordinated Unit, 99% to the Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

              (B) Second, if, prior to the conversion of the last Outstanding Class A Special Unit, the Per Unit Capital Amount with respect to a Class A Special Unit is higher or lower than the Per Unit Capital Amount with respect to each Common Unit, 99% to the Unitholders holding Common Units and Class A Special Units in the manner and amount necessary to equalize, to the maximum extent possible, the Per Unit Capital Amount with respect to each Common Unit and each Class A Special Unit, and 1% to the General Partner;

              (C) Third, 99% to all Unitholders holding Common Units and Class A Special Units and to holders of Capital Account interests described in the last sentence of Section 5.5(c)(ii), in proportion to their relative Capital Account balances and 1% to the General Partner until the Capital Account in respect of each Common Unit and Class A Special Unit then Outstanding has been reduced to zero; and

              (D) Fourth, the balance, if any, 100% to the General Partner.

     (d)  Special  Allocations.  Notwithstanding  any  other  provision  of this
Section 6.1, the following special allocations shall be made for such taxable period:

         (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

         (ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than
     Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this
     Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation
     Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

         (iii) Priority Allocations.

              (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and
         (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/99 of the sum of the amounts allocated in clause (1) above.

              (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the General Partner, until the aggregate amount of such items allocated to the General Partner pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the General Partner from the Closing Date to a date 45 days after the end of the current taxable year.

         (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in
     Treasury        Regulation        Sections         1.704-1(b)(2)(ii)(d)(4),
     1.704-1(b)(2)(ii)(d)(5),  or 1.704- 1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

         (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

         (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

         (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

         (viii)  Nonrecourse  Liabilities.  For purposes of Treasury  Regulation
     Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

         (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the

     Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital
     Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

         (x) Economic Uniformity. (A) With respect to any taxable period ending upon, or after, a Class A Special Unit Conversion Date, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to the Partner holding Class A Special Units that have been converted to Common Units pursuant to Section 5.12, until such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such converted Class A Special Units to an amount equal to the product of (1) the number of converted Class A Special Units held by such Partner and (2) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying converted Class A Special Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Class A Special Units into Common Units. This allocation method for establishing such economic uniformity will only be available if the method for allocating the Capital Account maintained with respect to the Class A Special Units between the transferred and retained Class A Special Units pursuant to
     Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the converted Class A Special Units; (B) at the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Sections 6.1(d)(iii) and 6.1(d)(x)(A), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (1) the number of Final Subordinated Units held by such Partner and (2) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

         (xi) Curative Allocation.

              (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

              (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

     6.2 Allocations for Tax Purposes.

     (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

     (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

         (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
     Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

         (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

         (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

     (c)  For  the  proper   administration  of  the  Partnership  and  for  the
preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (A) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (B) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this
Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

     (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-l(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring

Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

     (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

     (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

     (g) Each item of Partnership income, gain, loss and deduction attributable to a transferred Partnership Interest, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the principal National Securities Exchange on which the Common Units are then traded on the first Business Day of each month; provided, however, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over- allotment Option occurs shall be allocated to the Partners as of the opening of the Nasdaq National Market on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership other than in the ordinary course of business shall be allocated to the Partners as of the opening of the Nasdaq National Market (or such other National Securities Exchange on which the Common Units are then primarily traded) on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

     (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

     6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

     (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 1998, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

     (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii)(A) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

     (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

     (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

     6.4 Distributions of Available Cash from Operating Surplus.

     (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17- 607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

         (i) First, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

         (ii) Second, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

         (iii) Third, 99% to the Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

         (iv) Fourth, 99% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each such Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

         (v) Fifth, 85.8673% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 14.1327% to the General Partner until there has been distributed in respect of each such Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

         (vi) Sixth, 75.7653% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 24.2347% to the General Partner until there has been distributed in respect of each such Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

         (vii) Thereafter, 50.5102% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 49.4898% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

     (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by
Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

         (i) First, 99% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each such Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

         (ii) Second, 99% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each such Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

         (iii) Third, 85.8673% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 14.1327% to the General Partner until there has been distributed in respect of each such Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

         (iv) Fourth, 75.7653% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 24.2347% to the General Partner until there has been distributed in respect of each such Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

         (v) Thereafter, 50.5102% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 49.4898% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

     6.5 Distributions of Available Cash from Capital Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 99% to all Unitholders holding Common Units and all Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 99% to all Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

     6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

     (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

     (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall also be subject to adjustment pursuant to Section 6.8.

     6.7 Special Provisions Relating to the Holders of Subordinated Units and Class A Special Units.

     (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit so converted shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

     (b) The Unitholder holding a Subordinated Unit or a Class A Special Unit which has converted into a Common Unit pursuant to Section 5.8 or Section 5.12, respectively, shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units or Class A Special Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit or Class A Special Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units or Class A Special Units in preparation for a transfer of such converted Subordinated Units or Class A Special Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

     (c) Immediately upon the conversion of Class A Special Units into Common Units pursuant to Section 5.12, the Unitholder holding a Class A Special Unit so converted shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Class A Special Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x)(A) and 6.7(b).

     6.8 Entity-Level Taxation. If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise subjects the Partnership or the Operating Partnership to entity-level taxation for federal income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second

Target Distribution and Third Target Distribution shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Partnership or the Operating Partnership for the taxable year of the Partnership or the Operating Partnership in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Partnership or the Operating Partnership for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Partnership or the Operating Partnership is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Partnership or the Operating Partnership had been subject to such state and local taxes during such preceding taxable year.


                                   ARTICLE VII

                      MANAGEMENT AND OPERATION OF BUSINESS

     7.1 Management.

     (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the
Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

         (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

         (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

         (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

         (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including the Operating Partnership); the repayment of obligations of the Partnership Group; and the making of capital contributions to any member of the Partnership Group;

         (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

         (vi) the distribution of Partnership cash;

         (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

         (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

         (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnership from time to time) subject to the restrictions set forth in Section 2.4;

         (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

         (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

         (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

         (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

         (xiv)  the   undertaking   of  any  action  in   connection   with  the
     Partnership's participation in the Operating Partnership as a partner or any other Group Member as a partner or equity owner, as applicable.

     (b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreement, the Underwriting Agreement, the EPCO Agreement, and the other agreements described in or filed as a part of the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article
XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or the Assignees or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

     7.2 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

     7.3 Restrictions on General Partner's Authority.

     (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests (other than the Class A Special Units) or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests (other than the Class A Special Units) subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as general partner of the Partnership.

     (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Partnership or the Operating Partnership, without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership,
(i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would have a material adverse effect on the Partnership as a partner of the Operating Partnership or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership or the Operating Partnership.

     7.4 Reimbursement of the General Partner.

     (a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Operating Partnership Agreement, the General Partner shall not be compensated for its services as general partner of the Partnership or any Group Member.

     (b) Subject to any applicable limitations contained in the EPCO Agreement, the General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including amounts paid by the General Partner to EPC under the EPCO Agreement and including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to
Section 7.7.

     (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit and incentive plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliate is obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliate of Partnership Securities purchased by the General Partner or such Affiliate from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit or incentive plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's Partnership Interest as the General Partner in the Partnership pursuant to Section 4.6.

     7.5 Outside Activities.

     (a) After the Closing Date, the General Partner, for so long as it is the general partner of the Partnership (i) agrees that its sole business will be to act as the general partner or managing member of the Partnership, the Operating Partnership, and any other partnership or limited liability company of which the Partnership or the Operating Partnership is, directly or indirectly, a partner or managing member and to undertake activities that are ancillary or related thereto (including being a limited partner in the partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted by the EPCO Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Activity.

     (b) EPC has entered into the EPCO Agreement with the Partnership and the Operating Partnership, which agreement sets forth certain restrictions on the ability of EPC and its Affiliates to engage in Restricted Activities.

     (c) Except as specifically restricted by Section 7.5(a) and the EPCO Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

     (d) Subject to the terms of the EPCO Agreement and Section 7.5(a), 7.5(b), and 7.5(c) and the EPCO Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

     (e) The General Partner and any of its Affiliates may acquire Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Partnership Securities.

     (f) The term "Affiliates" when used in Sections 7.5(a) and 7.5(b) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

     7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

     (a) The General Partner or its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

     (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

     (c) The General Partner may itself, or may enter into an agreement, in addition to the EPCO Agreement, with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this
Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of
Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

     (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

     (e)  Neither  the General  Partner  nor any of its  Affiliates  shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3 and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Audit and Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Audit and Conflicts Committee deems relevant under the circumstances.

     (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

     (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

     7.7 Indemnification.

     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Person of the type described in clauses (a)--(d) of the definition of the term "Indemnitee"; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement (other than obligations incurred by the General Partner on behalf of the Partnership or the Operating Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

     (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

     (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests entitled to vote on such matter, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as a Person of the type described in clauses (a)--(d) of the definition of the term "Indemnitee", and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

     (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

     (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

     (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

     7.8 Liability of Indemnitees.

     (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

     (b) Subject to its  obligations  and duties as General Partner set forth in
Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

     (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

     (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

     7.9 Resolution of Conflicts of Interest.

     (a) Unless otherwise expressly provided in this Agreement or the Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnership, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts within the actual knowledge of the officers and directors of the General Partner and EPC regarding the proposed transaction were disclosed to the Audit and Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or
(iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Audit and Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Audit and Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Audit and Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

     (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems

"necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Partnership, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 1% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

     (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

     (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

     7.10 Other Matters Concerning the General Partner.

     (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the General Partner hereunder.

     (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

     7.11 Purchase or Sale of Partnership Securities. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

     7.12 Registration Rights of the General Partner and its Affiliates.

     (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if at the time a request pursuant to this Section 7.12 is submitted to the Partnership, EPC or its Affiliates requesting registration is an Affiliate of the General Partner and the Audit and Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and
(y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

     (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

     (e) Any request to register Partnership Securities pursuant to this Section
7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.


     7.13 Reliance by Third Parties.

     Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the

General Partner or any such officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.


                                  ARTICLE VIII

                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

     8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

     8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

     8.3 Reports.

     (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

     (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.


                                   ARTICLE IX

                                   TAX MATTERS

     9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

     9.2 Tax Elections.

     (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest that is traded on any National Securities Exchange will be deemed to be the lowest quoted closing price of such Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

     (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

     (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

     9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

     9.4 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.


                                    ARTICLE X

                              ADMISSION OF PARTNERS

     10.1  Admission  of Initial  Limited  Partners.  Upon the  issuance  by the
Partnership of Common Units and Subordinated Units to EPC Partners II, as described in Section 5.2, EPC Partners II was admitted to the Partnership as a Limited Partner in respect of the Units issued to it. Upon the issuance by the Partnership of Common Units to the Underwriters as described in Section 5.3 in connection with the Initial Offering and the execution by each Underwriter of a Transfer Application, the General Partner admitted the Underwriters to the Partnership as Initial Limited Partners in respect of the Common Units purchased by them. Upon the issuance by the Partnership of Class A Special Units to Tejas as described in Section 5.3, the General Partner shall admit Tejas to the Partnership as an Initial Limited Partner in respect of the Class A Special Units issued to Tejas.

     10.2 Admission of Substituted Limited Partner. By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

     10.3 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's Partnership Interest as general partner in the Partnership pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or 11.2 or the transfer of the General Partner's Partnership Interest as a general partner in the Partnership pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

     10.4 Admission of Additional Limited Partners.

     (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

     (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's sole discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

     10.5 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to
Section 2.6.

                                   ARTICLE XI

                        WITHDRAWAL OR REMOVAL OF PARTNERS

     11.1 Withdrawal of the General Partner.

     (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal"):

         (i) the General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners (and it shall be deemed that the General Partner has withdrawn pursuant to this Section 11.1(a)(i) if the General Partner voluntarily withdraws as general partner of the Operating Partnership);

         (ii) the General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

         (iii) the General Partner is removed pursuant to Section 11.2;

         (iv) the General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

         (v) a final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

         (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B),
(C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

     (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2008, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or of a member of the Operating Partnership or cause the Partnership or the Operating

Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2008, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to
Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, as the case may be, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

     11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by Unitholders holding at least 662/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates but excluding Class A Special Units). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a Unit Majority. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

     11.3 Interest of Departing Partner and Successor General Partner.

     (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option exercisable prior to the effective date of the departure of such Departing Partner to require its successor to purchase its Partnership Interest as a general partner in the Partnership and its partnership or member interest as the general partner or managing member in the other Group Members (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure or, if there is not agreement as to the fair market value of such Combined Interest, within ten
(10) days after such agreement is reached. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement or the Operating Partnership Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the General Partner for the benefit of the Partnership or the other Group Members.

     (b) For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

     (c) If the  Combined  Interest is not  purchased in the manner set forth in
Section  11.3(a),  the  Departing  Partner (or its  transferee)  shall  become a
Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

     (d) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 1/99th of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 1% of all Partnership allocations and distributions. The successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 1%.

     11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

     11.5 Withdrawal of Limited Partners . No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.


                                   ARTICLE XII

                           DISSOLUTION AND LIQUIDATION

     12.1 Dissolution. The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

         (a) the expiration of its term as provided in Section 2.7;

         (b) an Event of  Withdrawal  of the  General  Partner  as  provided  in
     Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

         (c) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

         (d) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

         (e) the sale of all or substantially all of the assets and properties of the Partnership Group.

     12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

         (i) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.7 unless earlier dissolved in accordance with this Article XII;

         (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

         (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor general partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.



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





     12.3 Liquidator. Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

     12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

         (a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

         (b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

         (c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

     12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in
Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

     12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

     12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

     12.8 Capital Account Restoration. No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.


                                  ARTICLE XIII

            AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

     13.1 Amendment to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

         (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

         (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

         (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that no Group Member will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

         (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Limited Partner Interests (including the division of any class or classes of Outstanding Limited Partner Interests into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

         (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

         (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

         (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

         (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

         (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

         (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity other than the Operating Partnership, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

         (k) a merger or conveyance pursuant to Section 14.3(d); or

         (l) any other amendments substantially similar to the foregoing.

     13.2 Amendment Procedures. Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. A proposed amendment that adversely alters the powers, obligations or special rights of the Class A Special Units set forth herein shall be effective upon its approval by the holders of a majority of the Class A Special Units. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

     13.3 Amendment Requirements.

     (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

     (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(a) or 12.1(c), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(c), give any Person the right to dissolve the Partnership.

     (c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the General Partner's authority to adopt amendments to this Agreement as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

     (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

     (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class.

     13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Limited Partner Interests of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

     13.5 Notice of a Meeting.  Notice of a meeting  called  pursuant to Section
13.4 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

     13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before
(a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

     13.7 Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

     13.8 Waiver of Notice. Approval of Meeting; Approval of Minutes. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

     13.9 Quorum. The holders of a majority of the Outstanding Limited Partner Interests of the class or classes for which a meeting has been called (including Limited Partner Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Limited Partner Interests, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent a majority of the Outstanding Limited Partner Interests entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Limited Partner Interests specified in this Agreement (including Limited Partner Interests deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Limited Partner Interests entitled to vote at such meeting (including Limited Partner Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

     13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

     13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by the Limited Partners the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

     13.12 Voting and Other Rights.

     (a) Only those Record Holders of the Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Limited Partner Interests.

     (b) With respect to Limited Partner Interests that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of
Section 4.3.


                                   ARTICLE XIV

                                     MERGER

     14.1 Authority. The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

     14.2 Procedure for Merger or Consolidation. Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

         (a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

         (b) The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

         (c) The terms and conditions of the proposed merger or consolidation;

         (d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

         (e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

         (f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

         (g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

     14.3 Approval by Limited Partners of Merger or Consolidation.

     (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners (other than Limited Partners holding Class A Special Units, in their capacity as such), whether at a special meeting or by written consent, in either case in accordance with the requirements of
Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

     (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Limited Partner Interests or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

     (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.


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





     (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion and without Limited Partner approval, to (i) convert the Partnership or any Group Member to another type of limited liability entity as provided by Section 17-219 of the Delaware Act or (ii) merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member, provided that in any such case (A) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any member in the Operating Partnership or cause the Partnership or Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and iii) the governing instruments of the new entity provide the Limited Partners with rights and obligations that are, in all material respects, the same rights and obligations of the Limited Partners hereunder.

     14.4 Certificate of Merger. Upon the required approval by the General Partner and the Limited Partners of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

     14.5 Effect of Merger.

     (a) At the effective time of the certificate of merger:

         (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

         (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

         (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

         (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

     (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.


                                   ARTICLE XV

                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

     15.1 Right to Acquire Limited Partner Interests.

     (a) Notwithstanding any other provision of this Agreement, if at any time not more than 15% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests listed or admitted to trading on any National Securities Exchange means the average of the daily Closing Prices (as hereinafter defined) per limited partner interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

     (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

     (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this
Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                   ARTICLE XVI

                               GENERAL PROVISIONS

     16.1 Addresses and Notices. Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Post Office marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

     16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

     16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

     16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

     16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

     16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

     16.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

     16.8 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

     16.9 Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

     16.10 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.



1
                                       57

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                            GENERAL PARTNER:

                               ENTERPRISE PRODUCTS GP, LLC



                            By:   /s/ O. S. Andras
                               ____________________________________
                               O. S. Andras
                               President and Chief Executive Officer


                            LIMITED PARTNERS:

                               All Limited  Partners  now and
                               hereafter  admitted  as Limited
                               Partners of the Partnership,
                               pursuant to Powers of Attorney now
                               and hereafter executed in favor
                               of, and granted and delivered to the
                               General Partner.

                               By: Enterprise Products GP, LLC
                                   General Partner, as attorney-in-fact
                                   for the Limited Partners pursuant to
                                   the Powers of Attorney granted pursuant
                                   to Section 2.6.

                                   By:  /s/ O. S. Andras
                                      ________________________________
                                      O. S. Andras
                                      President and Chief Executive Officer

                                  Attachment I

                                  DEFINED TERMS


     "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

     "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

     "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, or other interest in the Partnership were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, or other interest was first issued.

     "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) or (a)(iii)(A) of the definition of Operating Surplus.

     "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii). Once an Adjusted Property is deemed contributed to a new partnership in exchange for an interest in the new partnership, followed by the deemed liquidation of the Partnership for federal income tax purposes upon a termination of the Partnership pursuant to Treasury Regulation Section 1.708-(b)(1)(iv), such property shall thereafter constitute a Contributed Property until the Carrying Value of such property is subsequently adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

     "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, a Person shall only be considered an "Affiliate" of the General Partner if such Person owns, directly or indirectly, 50% or more of the voting securities of the General Partner or otherwise possesses the sole power to direct or cause the direction of the management and policies of the General Partner.

     "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

     "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

     "Agreement" means this Second Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., as it may be amended, supplemented or restated from time to time.

     "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

     "Associate"  means,  when used to indicate a relationship  with any Person,
(a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

     "Audit and Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are neither members, officers nor employees of the General Partner nor members, officers, directors or employees of any Affiliate of the General Partner.

     "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date,

         (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from
     (A) borrowings under the Working Capital Facility made subsequent to the end of such Quarter or (B) Interim Capital Transactions after the end of such Quarter designated by the General Partner as Operating Surplus in accordance with clause (a)(iii)(A) of the definition of Operating Surplus, less

         (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter, but on or before the date of determination of Available Cash with respect to such Quarter, shall be deemed to have been made, established,


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


     increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

     Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book- Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section
5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

     "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Texas shall not be regarded as a Business Day.

     "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, or other Partnership Interest was first issued.

     "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.

     "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets, in each case made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

     "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

     "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

     "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership.

     "Certificate" means a certificate, substantially in the form of Exhibit A to this Agreement or in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.



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


     "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

     "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

     "Claim" has the meaning assigned to such term in Section 7.12(c).

     "Class A Special Units" means the special class of Units designated and created pursuant to Section 5.12.

     "Class A Special Units Conversion Dates" has the meaning assigned to such term in Section 5.12.

     "Closing Date" means July 31, 1998.

     "Closing Price" has the meaning assigned to such term in Section 15.1(a).

     "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time and as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

     "Combined  Interest"  has the  meaning  assigned  to such  term in  Section
11.3(a).

     "Combined Performance Test" shall be met if, at any time during the Production Period, Gas Production reaches 725 billion cubic feet on a cumulative basis during the Production Period and Tejas provides written notice to the General Partner stating that such production level has been reached during the Production Period and which notice shall include information supporting that statement reasonably acceptable to the General Partner.

     "Commission" means the United States Securities and Exchange Commission.

     "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner (exclusive of its interest as a holder of a General Partner Interest) and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit or a Class A Special Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

     "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

     "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership (or deemed contributed to a new partnership on termination of the Partnership pursuant to Section 708 of the Code). Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

     "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such


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





Quarter  over (b) the sum of any  distributions  theretofore  made  pursuant  to
Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

     "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

     "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

     "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. ss. 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

     "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

     "Economic  Risk of Loss" has the meaning  set forth in Treasury  Regulation
Section 1.752-2(a).

     "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

     "EPC" means Enterprise Products Company, a Texas Subchapter S corporation.

     "EPC Partners II" means EPC Partners II, Inc., a Delaware corporation.

     "EPCO Agreement" means the EPCO Agreement dated the Closing Date among EPCO, the Partnership, the Operating Partnership and the General Partner.

     "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

     "Existing Capital Commitment Amount" means $46.5 million, which amount represents the aggregate estimated capital costs to be incurred by the Partnership Group in connection with the following proposed projects:

                                                     Estimated
            Proposed Project                       Capital Costs
            -------- -------                       -------------
        (i) Baton Rouge Fractionator...............$ 20.0 Million
        (ii)Tri-State Pipeline.....................$ 10.0 Million
        (iiiWilprise Pipeline......................$  8.0 Million
        (iv)NGL Product Chiller....................$  8.5 Million
                                                   -  -----------
                Total..............................$ 46.5 Million

     each of which is described in greater detail in the Registration Statement; provided, however, that if for any reason (other than as a result of the cancellation of such project) the actual capital costs incurred by the Partnership Group in connection with any of the proposed projects referenced above is less than the estimated capital cost for such project as set forth above, the "Existing Capital Commitment Amount" shall be reduced by the amount of such difference.

     "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

     "First  Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(E).



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





     "First Target Distribution" means $0.506 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 1998, it means the product of $0.506 multiplied by a fraction of which the numerator is the number of days in the period commencing on the Closing Date and ending on September 30, 1998, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "Force Majeure Event" means an event during which Gas Production is reduced, in whole or in part, by an event reasonably beyond the control of the party producing such Gas Production, including but not limited to any event of force majeure under the Shell Processing Agreement (as defined in the Tejas Contribution Agreement) or any of the Dedicated Leases under, and as defined in, the Shell Processing Agreement (as defined in the Tejas Contribution Agreement).

     "Gas Production" means natural gas produced from all Dedicated Leases (as defined in the Shell Processing Agreement (as defined in the Tejas Contribution Agreement)).

     "General Partner" means Enterprise Products GP, LLC, a Delaware limited liability company, and its successors and permitted assigns as general partner of the Partnership.

     "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

     "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

     "Group Member" means a member of the Partnership Group.

     "Holder" as used in Section 7.12, has the meaning  assigned to such term in
Section 7.12(a).

     "Incentive Distributions" means any amount of cash distributed to the General Partner pursuant to Sections 6.4(a)(v), 6.4(a)(vi), 6.4(a)(vii), 6.4(b)(iii), 6.4(b)(iv) or 6.4(b)(v) that exceeds that amount equal to 1% of the aggregate amount of cash then being distributed pursuant to such provisions.

     "Indemnified Persons" has the meaning assigned to such term in Section 7.12(c).

     "Indemnitee" means (a) the General Partner, any Departing Partner and any Person who is or was an Affiliate of the General Partner or any Departing Partner, (b) any Person who is or was a member, director, officer, employee, agent or trustee of a Group Member, (c) any Person who is or was an officer, member, partner, director, employee, agent or trustee of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner, or any Affiliate of any such Person and (d) any Person who is or was serving at the request of the General Partner or any Departing Partner or any such Affiliate as a director, officer, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for- services basis, trustee, fiduciary or custodial services.

     "Initial Common Units" means the Common Units sold in the Initial Offering.

     "Initial Limited Partners" means EPC Partners II, the Underwriters, and Tejas, in each case upon being admitted to the Partnership in accordance with
Section 10.1.

     "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

     "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

     "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than borrowings under the Working Capital Facility and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including Common Units sold to the underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member (other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements), in each case prior to the Liquidation Date.

     "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

     "Limited Partner" means, unless the context otherwise requires, (a) each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX and Sections 12.3 and 12.4, each Assignee.

     "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Class A Special Units, or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement.

     "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

     "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

     "Merger Agreement" has the meaning assigned to such term in Section 14.1.

     "Minimum Quarterly Distribution" means $0.45 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 1998, it means the product of $0.45 multiplied by a fraction of which


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the numerator is the number of days in the period commencing on the Closing Date and ending on September 30, 1998, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

     "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

     "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d).

     "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d).

     "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

     "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

     "Nonrecourse Deductions" means any and all items of loss, deduction or expenditures (described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

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     "Nonrecourse  Liability"  has the meaning set forth in Treasury  Regulation
Section 1.752-1(a)(2).

     "Notice of Election to Purchase"  has the meaning  assigned to such term in
Section 15.1(b) hereof.

     "Operating   Expenditures"   means  all  Partnership  Group   expenditures,
including, but not limited to, taxes, reimbursements of the General Partner, debt service payments, and capital expenditures, subject to the following:

         (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests.
     For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

         (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

     "Operating   Partnership"  means  Enterprise  Products  Operating  L.P.,  a
Delaware limited partnership, and any successors thereto.

     "Operating Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

     "Operating Surplus," means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

         (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date (other than the Existing Capital Commitment Amount), (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5 and except as set forth in clause (iii) immediately following), and (iii) as determined by the General Partner, all or any portion of any cash receipts of the Partnership Group during such period, or after the end of such period but on or before the date of determination of Operating Surplus with respect to such period, that constitute (A) cash receipts from Interim Capital Transactions, provided that the total amount of cash receipts from Interim Capital Transactions designated as "Operating Surplus" by the
     General Partner pursuant to this clause (iii) since the Closing Date may not exceed an aggregate amount equal to $60.0 million, and/or (B) cash receipts from borrowings under the Working Capital Facility, less

         (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures, provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Operating Surplus with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

     Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

     "Option Closing Date" has the meaning assigned to such term in the Underwriting Agreement.

     "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that, with respect to Partnership Securities other than Class A Special Units, if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement).

     "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

     "Parity Units" means Common Units and all other Units having rights to distributions or in liquidation ranking on a parity with the Common Units.

     "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

     "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

     "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in
Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

     "Partners" means the General Partner, the Limited Partners and the holders of Common Units and Subordinated Units.

     "Partnership" means Enterprise Products Partners L.P., a Delaware limited partnership, and any successors thereto.

     "Partnership Group" means the Partnership, the Operating Partnership and any Subsidiary of either such entity, treated as a single consolidated entity.

     "Partnership Interest" means an ownership interest in the Partnership, which shall include General Partner Interests and Limited Partner Interests.

     "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

     "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to any equity interest in the Partnership), including, without limitation, Common Units, Subordinated Units, and Class A Special Units.

     "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

     "Percentage Interest" means as of the date of such determination (a) with respect to Sections 6.1(a) and (b), (i) as to the General Partner, 1.0%, and
(ii) as to any Unitholder or Assignee holding Common Units or Subordinated Units, the product obtained by multiplying (A) 99% by (B) the quotient obtained by dividing (x) the number of Common Units and Subordinated Units held by such Unitholder or Assignee by (y) the total number of all Outstanding Common Units and Outstanding Subordinated Units, and (b) with respect to Sections other than Sections 6.1(a) and (b), (i) as to the General Partner, 1.0%, and (ii) as to any Unitholder or Assignee holding Units, the quotient obtained by multiplying (A) 99% by (B) the quotient obtained by dividing (x) the number of Units held by such Unitholder or Assignee by (y) the total number of all Outstanding Units.

     "Performance Tests" means the Year 2000 Performance Test, the Year 2001 Performance Test and the Combined Performance Test.

     "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

     "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests and (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their respective Percentage Interests.

     "Production Period" means calendar years 2000 and 2001, as such periods may be extended as a result of Force Majeure Events in accordance with the Year 2000 Performance Test and the Year 2001 Performance Test.

     "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

     "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership.

     "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Sections 734 or 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

     "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

     "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

     "Redeemable   Interests"  means  any  Partnership  Interests  for  which  a redemption  notice  has been  given,  and has not been  withdrawn,  pursuant  to
Section 4.10.

     "Registration  Statement"  means  the  Registration  Statement  on Form S-1
(Registration No. 333-52537) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

     "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and
(b) any  allocation of an item of income,  gain,  loss or deduction  pursuant to
Section   6.1(d)(i),   6.1(d)(ii),   6.1(d)(iv),   6.1(d)(vi),   6.1(d)(vii)  or
6.1(d)(ix).

     "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

     "Restricted Activities" means the conduct within North America of the types of businesses and activities engaged in by EPC and its Affiliates as of May 31, 1998; provided, however, that such term shall not include any business or activities associated with the assets, properties or businesses of EPC and its Affiliates as of June 2, 1998 (other than the Sorrento Pipeline System). As used in this defined term, the Partnership Group and any Subsidiary of a Group Member shall not be considered to be "Affiliates" of EPC.

     "Second Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(F).

     "Second Target Distribution" means $0.617 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 1998, it means the product of $0.617 multiplied by a fraction of which the numerator is equal to the number of days in the period commencing on the Closing Date and ending on September 30, 1998, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

     "Series 2002B Class Special Units" has the meaning assigned to such term in
Section 5.3(d).

     "Special Approval" means approval by a majority of the members of the Audit and Conflicts Committee.

     "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement.
The term "Subordinated Unit" as used herein does not include a Common Unit.

     "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

         (a) the first day of any Quarter beginning after June 30, 2003, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and
     Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such periods on a fully diluted basis (i.e., taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the general partner Interest in the Partnership and on the general partner interest in the Operating Partnership and (ii) there are no Cumulative Common Unit Arrearages; and

         (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

     "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more
Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or
(ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

     "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

     "Surviving  Business  Entity"  has the  meaning  assigned  to such  term in
Section 14.2(b).

     "Tejas" means Tejas Energy, LLC, a Delaware limited liability company.

     "Tejas Contribution Agreement" means the Contribution Agreement among Tejas, Tejas Midstream Enterprises, LLC, the Partnership, the Operating Partnership, EPC, the General Partner and EPC Partners II, dated September 17, 1999.

     "Third Target Distribution" means $0.784 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 1998, it means the product of $0.784 multiplied by a fraction of which the numerator is equal to the number of days in the period commencing on the Closing Date and ending on September 30, 1998, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "Trading Day" has the meaning assigned to such term in Section 15.1(a).

     "Transfer" has the meaning assigned to such term in Section 4.4(a).

     "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units and as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any other Partnership Securities; provided that if no Transfer Agent is specifically designated for any such other Partnership Securities, the General Partner shall act in such capacity.

     "Transfer Application" means an application and agreement for transfer of Limited Partner Interests in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

     "Underwriter" means each Person named as an underwriter in Schedule 1 to the Underwriting Agreement who purchases Common Units pursuant thereto.

     "Underwriting Agreement" means the Underwriting Agreement dated July 27, 1998, among the Underwriters, the Partnership and certain other parties, providing for the purchase of Common Units by such Underwriters.

     "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units, Subordinated Units, and Class A Special Units but shall not include a General Partner Interest; provided, that each Common Unit at any time Outstanding shall represent the same fractional part of the Partnership Interests of all Limited Partners holding Common Units as each other Common Unit, each Subordinated Unit at any time Outstanding shall represent the same fractional part of the Partnership Interests of all Limited Partners holding Subordinated Units as each other Subordinated Units, and each Class A Special Unit at any time Outstanding shall represent the same fractional part of the Partnership Interests of all Limited Partners holding Class A Special Units as each other Class A Special Unit.

     "Unitholders" means the holders of Common Units, Subordinated Units, and Class A Special Units.

     "Unit Majority" means, (i) during the Subordination Period, at least a majority of the Outstanding Common Units, excluding any Common Units held by the General Partner and its Affiliates, and (ii) following the end of the Subordination Period, at least a majority of the Outstanding Common Units.

     "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(C).

     "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over
(b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

     "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

     "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital
Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

     "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

     "Withdrawal  Opinion of Counsel"  has the meaning  assigned to such term in
Section 11.1(b).

     "Working Capital Facility" means any working capital credit facility of the Partnership or the Operating Partnership that requires the outstanding balance of any working capital borrowings thereunder to be reduced to $0 for at least fifteen consecutive calendar days each fiscal year.

     "Year 2000 Performance Test" shall be met if, at any point in time during calendar year 2000, as such period shall be extended for a period of days equal to the number of days during calendar year 2000 when there is a Force Majeure Event, Gas Production meets either of the following contingencies, and Tejas provides written notice to the General Partner stating that such contingency has been met and which notice includes information supporting that statement reasonably acceptable to the General Partner. The two contingencies are:

         1. Gas Production being 950 million cubic feet per day for 180 days (there being no requirement for such days to be consecutive) during calendar year 2000 as such period may be extended due to Force Majeure Events; or

         2. Gas Production being 375 billion cubic feet on a cumulative basis during calendar year 2000 as such period may be extended due to Force Majeure Events.

         "Year 2001 Performance Test"shall be met if, at any point in time during calendar year 2001, as such period shall be extended for a period of days equal to the number of days during calendar year 2001 when there is a Force Majeure Event, Gas Production meets either of the following contingencies, and Tejas provides written notice to the General Partner stating that such contingency has been met and which notice includes information supporting that statement reasonably acceptable to the General Partner. The two contingencies are:

         1. Gas production being 900 million cubic feet per day for 180 days (there being no requirement for such days to be consecutive) during calendar year 2001 as such period may be extended due to Force Majeure Events; or

         2. Gas Production being 350 billion cubic feet on a cumulative basis during calendar year 2001 as such period may be extended due to Force Majeure Events.

                                                             EXHIBIT E

                          REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement dated as of September 17, 1999 (this "Agreement"), is made and entered into by and among Tejas Energy, LLC, a Delaware limited liability company ("Tejas") and Enterprise Products Partners L.P., a Delaware limited partnership ("Enterprise Partners").

                              W I T N E S S E T H:

         WHEREAS, Tejas has received certain units of a special class of partnership interests (the "Special Units") issued by Enterprise Partners pursuant to that certain Contribution Agreement dated as of September 17, 1999 (the "Contribution Agreement") between Tejas, Tejas Midstream Enterprises, LLC ("Tejas Midstream"), Enterprise Partners, Enterprise Products Operating L.P. ("Enterprise Operating"), Enterprise Products GP, LLC ("Enterprise GP"), Enterprise Products Company ("EPC"), and EPC Partners II, Inc. ("EPC Partners II");

         WHEREAS, the Special Units will be automatically convertible, on a one-for-one basis into Common Units (the "Tejas Common Units") of Enterprise Partners, effective as of the dates specified in the Contribution Agreement (the "Conversion Date");

         WHEREAS, in order to improve the transferability of the Tejas Common Units, Enterprise Partners is willing to provide certain registration rights with respect thereto; and

         WHEREAS, Enterprise Partners and Tejas deem it to be in their respective best interests to enter into this Agreement to set forth certain rights of Tejas in connection with public offerings and sales of the Tejas
Common Units and are entering into this Agreement as a condition to and in connection with the Contribution Agreement.

         NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:

         Section 1. Definitions. As used in this Agreement, the following terms have the following meanings:

         "Affiliate" means, with respect to any Person, (i) a director or executive officer of such Person, and (ii) any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. The term "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

         "Best Efforts" as used herein means reasonable best efforts in accordance with reasonable commercial practice.

\

         "Business Day" means a day that is not a Saturday, Sunday or other day on which banks in Houston, Texas and New York, New York are authorized or obligated to close.

         "Commission" means the Securities and Exchange Commission or any other governmental body or agency succeeding to the functions thereof.

         "Common Units" means the common units representing limited partnership interests in Enterprise Partners.

         "Contribution Agreement" means the Contribution Agreement dated September 17, 1999, by and among Tejas, Tejas Midstream, Enterprise Partners, Enterprise Operating, Enterprise GP, EPC, and EPC Partners II, as the same may be amended, supplemented, modified or restated.

         "Equity   Equivalents"   means   securities   which  are   convertible,
exchangeable or exercisable for or into Common Units.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect from time to time.

         "Executive Committee" means the Executive Committee or other governing body of Enterprise Partners.

         "Person" shall be construed broadly and shall include an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

         "Public Offering" means a public offering of Common Units or Equity Equivalents pursuant to a registration statement declared effective under the Securities Act, except that a Public Offering shall not include an offering made in connection with a business acquisition or otherwise on Form S-4 under the Securities Act (or any successor form) or an employee benefit plan or otherwise on Form S-8 under the Securities Act (or any successor form).

         "Registrable Securities" shall mean (i) Tejas Common Units; (ii) any Common Units or other securities issued as a dividend or other distribution with respect to or in exchange for or in replacement of the Tejas Common Units; (iii) any Common Units issued to Tejas under Section 4.1(a) of the Unitholder Agreement; and (iv) any then outstanding securities into which the Tejas Common Units shall have been changed by any reclassification or recapitalization of the Tejas Common Units or otherwise, in each case to the extent and only to the extent such securities are held by Unitholders; provided, however, that as to any particular securities that would otherwise be Registrable Securities, such securities shall not be Registrable Securities until the Conversion Date with respect to such securities has occurred and provided further, that as to any particular Registrable

Securities, once issued, such securities shall cease to be Registrable Securities if (A) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of by the holder in accordance with such registration statement, (B) such securities shall have been sold pursuant to Rule 144, (C) as to the provisions of Section 3 hereof only, at any time the Registrable Securities owned by a Unitholder (together with all Registrable Securities owned by its Affiliates) represent less than 200,000 Common Units (adjusted to reflect splits, reclassifications and similar events) and the holder of such securities may sell such securities pursuant to paragraph (k) of Rule 144 and without any limitation as to timing, volume or manner of sale, or
(D) such securities shall have ceased to be outstanding.

         "Requesting Unitholders" means, with respect to any request for registration hereunder, the Unitholders that have requested such registration under Section 2 or Section 3 hereof, as the case may be.

         "Required Unitholders" means, as of the date of any determination thereof, Unitholders which then hold Registrable Securities representing at least a majority (by number of units) of the Registrable Securities, on a fully diluted basis, then held by all Unitholders.

         "Rule 144" means Rule 144 promulgated under the Securities Act or any successor rule thereto or any complementary rule thereto (such as Rule 144A).

         "Securities Act" means the Securities Act of 1933, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

         "Tejas Common Units" has the meaning specified in the preamble to this Agreement.

         "Unitholder Agreement" means the Unitholder Rights Agreement dated September 17, 1999 among Tejas, Tejas Midstream, Enterprise Partners, Enterprise GP, EPC, and EPC Partners II.

         "Unitholders" means, collectively, (i) Tejas and (ii) any Persons which, in the future, may become parties to this Agreement pursuant to Section 13(e).

         "Unitholders' Counsel" means one counsel chosen by the Requesting Unitholders.

         Section 2.        Required Registration.

                  (a) Subject to Section 2(b) below, if, at any time following the Conversion Date with respect to any Registrable Securities, Enterprise Partners shall be requested by the Required Unitholders to effect the registration under the Securities Act of Registrable Securities, then Enterprise Partners shall within 15 days of receipt thereof give written notice of such request to all other holders of Registrable Securities and, thereafter, Enterprise Partners shall use its Best Efforts to effect the registration under the Securities Act of the Registrable Securities which Enterprise

Partners has been requested to register by the Required Unitholders making the request and the other Requesting Unitholders to the extent notice of such request is received by Enterprise Partners within 20 days of their receipt of Enterprise Partners' notice. Any request for a registration under this Section 2 shall specify the number of Registrable Securities proposed to be sold by the Requesting Unitholders and the intended method of disposition thereof.

                  (b) Anything contained in Section 2(a) notwithstanding, Enterprise Partners shall not be obligated to effect any registration of Registrable Securities under the Securities Act pursuant to Section 2(a) except in accordance with the following provisions:

                  (i) Enterprise Partners shall not be obligated to use its Best Efforts to file and cause to become effective, within the meaning of clause (iii) below, more than three registration statements in the aggregate pursuant to Section 2(a) hereof;

                  (ii) Enterprise Partners may, upon written notice to the Requesting Unitholders, delay the filing or effectiveness of any registration statement (A) during any period during which Enterprise Partners is in the process of negotiating or preparing, and ending on a date 90 days following the effective date of any registration statement pertaining to a Public Offering of Common Units or Equity Equivalents (other than on Form S-4 or Form S-8 or a comparable form), provided that Enterprise Partners is throughout that period actively employing in good faith its Best Efforts to cause such registration statement to become effective, (B) until a period of at least 90 days shall have elapsed from the effective date of any previously effected registration pursuant to Section 2, (C) during any period during which Enterprise Partners is engaged in any material acquisition or disposition transaction which could be significantly disrupted by such registration, qualification and/or compliance, or (D) during any period during which Enterprise Partners is in possession of material information concerning it or its business and affairs, the public disclosure of which could have a material adverse effect on Enterprise Partners as reasonably determined by the Executive Committee; provided, however, that Enterprise Partners may not effect more than two periods of delay under clauses (A), (C) or (D) above within any 12-month period, and any such two delay periods shall in the aggregate not exceed 120 days within any 12-month period;

                  (iii) At any time before the registration statement covering Registrable Securities becomes effective, the Requesting Unitholders which requested such registration may request Enterprise Partners to withdraw or not to file the registration statement. In that event, if such request of withdrawal shall not have been caused by, or made in response to, a material adverse change in the business, properties, condition, financial or otherwise, or operations of Enterprise Partners occurring on or after the date of such request, one demand registration right shall be deemed to have been effected, as provided in clause (i) above, unless the Requesting Unitholders shall pay to Enterprise Partners the expenses incurred by Enterprise Partners in connection with such registration statement through the date of such request, which payment shall be pro rata to the number of Registrable Securities originally requested to be included in such registration, in which case no such demand registration right shall be deemed to have been effected; and

                  (iv) Subject to clause (iii) above, no registration shall be deemed to have been requested or effected for any purposes under this
         Section 2: (A) unless a registration statement with respect thereto has become effective; (B) if, after it has become effective, any stop order, injunction or other order or requirement of the Commission or any other governmental agency or court, for any reason, affecting any of the Registrable Securities covered by such registration statement, is issued by the Commission or other governmental agency or court and not withdrawn within 10 Business Days; (C) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied by reason of a failure by or inability of Enterprise Partners to satisfy any of such conditions, or the occurrence of an event outside the reasonable control of the relevant Requesting Unitholders; or (D) if the request for withdrawal made by the Requesting Unitholders pursuant to clause
         (iii) above shall have been caused by, or made in response to, the material adverse change in the business properties, condition, financial or otherwise, or operations of Enterprise Partners.

         (c) If a registration effected pursuant to this Section 2 is for an underwritten Public Offering, Enterprise Partners may include in such registration the number of securities (for its own account or the account of any securityholder) which in the opinion of such underwriters can be sold without adversely affecting the proposed offering or the offering price, provided the number of Registrable Securities requested by the Requesting Unitholders to be included in such registration shall not be reduced.

         Section 3.        Piggyback Registration.

                  (a) If at any time after the Conversion Date with respect to any Registrable Securities, Enterprise Partners proposes for any reason to register any Common Units or Equity Equivalents (other than in connection with a business acquisition or otherwise on Form S-4 under the Securities Act (or any successor form) or an employee benefit plan or otherwise on Form S-8 under the Securities Act (or any successor form)) then it shall promptly give written notice at least 15 Business Days before the anticipated filing date to each of the holders of Registrable Securities of its intention to so register such Common Units or Equity Equivalents and, upon the written request, delivered to Enterprise Partners within 10 Business Days after receipt of any such notice by Enterprise Partners, of the Unitholders to include in such registration Registrable Securities (which request shall specify the number of Registrable Securities proposed to be included in such registration), Enterprise Partners shall use its Best Efforts to cause all such Registrable Securities to be included in such registration on the same terms and conditions as the Common Units or Equity Equivalents otherwise being sold in such registration, subject to the limitations set forth herein.

                  (b) If a registration referred to in paragraph 3(a) relates to an underwritten Public Offering on behalf of Enterprise Partners, and the managing underwriters advise Enterprise Partners in writing that the inclusion of all Registrable Securities requested to be included in such registration would materially and adversely affect the proposed offering or the offering price, Enterprise Partners will include in such registration: (i) first, all securities Enterprise Partners proposes to sell,
(ii) second, all Registrable Securities which the Requesting Unitholders ask to be included and (iii) third, such other securities (provided such securities are of the same class as the securities being sold by Enterprise Partners) as are requested to be included in such registration equal to the balance, if any, allocated pro rata among the holders of such securities on the basis of the dollar amount or number of securities requested to be included therein by each such holder. If a registration referred to in paragraph 3(a) relates to an underwritten secondary registration on behalf of holders of Enterprise Partners' securities (other than holders of Registrable Securities in their capacity as such), and the managing underwriters advise Enterprise Partners in writing that in their opinion the securities requested to be included in such registration exceeds the securities which can be sold in such offering without adversely affecting the offering or the offering price, Enterprise Partners will include in such registration, (i) first, the securities which in the opinion of such underwriters can be sold without adversely affecting the offering or the offering price of the securities intended to be included therein on behalf of the other holders of Enterprise Partners' securities, allocated among the holders of such securities in such proportions as Enterprise Partners and such holders may agree, and (ii) to the extent of the balance, if any, the Registrable Securities requested to be included in such registration, allocated pro rata among the holders of such Registrable Securities on the basis of the securities requested to be included therein by each such holder.

                  (c) If the registration referred to in paragraph 3(a) involves an underwritten offering, the right of any Unitholder to include any Registrable Securities in such registration pursuant to this Section 3 shall be conditioned upon such Unitholders' participation in such underwriting. The Unitholders proposing to include their Registrable Securities pursuant to this Section 3 shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by Enterprise Partners.

         (d) Notwithstanding anything to the contrary in this Section 3, if a registration referred to in paragraph 3(a) relates to an underwritten offering of a class of securities of Enterprise Partners different from the Registrable Securities proposed to be included in such offering and the managing underwriters advise that in their opinion Registrable Securities of a different class cannot be included in such offering without adversely affecting the offering or the offering price, then the holders of the Registrable Securities shall not be entitled to include Registrable Securities in such registration.

         (e) Enterprise Partners shall have the right to terminate any proposed registration under this Section 3 at any time without any obligation to the Requesting Holders requesting inclusion in such registration under this Section 3.

         Section 4.        Holdback Agreement.

                  (a) If Enterprise Partners at any time shall register Common Units or Equity Equivalents under the Securities Act (including any registration pursuant to Section 3) for sale in an underwritten Public Offering, then to the extent requested by the underwriters for such offering, the Unitholders shall not sell, make any short sale of, grant any option for the purchase of, or otherwise dispose of, directly or indirectly, any Registrable Securities (other than those Registrable Securities included in such registration) without the prior written consent of Enterprise Partners, for a period designated by the managing underwriter in writing to the Unitholders, which period shall begin not more than seven days prior to the effectiveness of the registration statement pursuant to which such Public Offering shall be made (or within seven days prior to the execution of the applicable underwriting agreement in the case of an offering pursuant to Rule 415) and shall not last more than 90 days after the closing of such Public Offering or such shorter holdback period to which Enterprise Partners or other unitholders of Enterprise Partners holding at least 10% of the Common Units of Enterprise Partners (on a fully diluted basis) are subject. The Requesting Unitholders will enter into agreements with the underwriters to the foregoing effect.

                  (b) If, at any time, Enterprise Partners is requested by the Requesting Unitholders to register Registrable Securities pursuant to Section 2(a) hereof under the Securities Act for sale in an underwritten Public Offering, then to the extent requested by the underwriters for such offering Enterprise Partners shall not sell, make any short sale of, grant any option (other than under compensatory option or benefit plans of Enterprise Partners or its Affiliates) for the purchase of, or otherwise dispose of, directly or indirectly, any securities similar to those being registered or any Equity Equivalents, without the prior written consent of the managing underwriter, for a period designated by the managing underwriter in writing to Enterprise Partners, which period shall begin not more than seven days prior to the effectiveness of the registration statement pursuant to which such public offering shall be made (or within seven days prior to the execution of the applicable underwriting agreement in the case of an offering pursuant to Rule
415) and shall not last more than 90 days after the closing of the sale of units pursuant to such registration statement or such shorter holdback period to which the Unitholders are then subject. Enterprise Partners shall use its Best Efforts to cause each holder of at least 10% (on a fully diluted basis) of Common Units other than Unitholders to agree not to sell publicly, make any short sale of, grant any option for the purchase of, or otherwise dispose publicly of, any Common Units or Equity Equivalents (except as part of the underwritten offering pursuant to such registration statement), without the prior written consent of the managing underwriter, for a period designated by the managing underwriter in writing to such holders, which period shall begin not more than seven days prior to the effectiveness of the registration statement pursuant to which such public offering shall be made (or within seven days prior to the execution of the applicable underwriting agreement in the case of an offering pursuant to Rule
415) and shall not last more than 90 days after the closing of the sale of units pursuant to such registration statement or such shorter holdback period to which the Unitholders are then subject.

         Section 5.        Preparation and Filing.

                  (a) If and whenever Enterprise Partners is under an obligation pursuant to the provisions of this Agreement to use its Best Efforts to effect the registration of any Registrable Securities, Enterprise Partners shall, as expeditiously as practicable:

                  (i) use its Best Efforts to cause a registration statement that registers such Registrable Securities to be filed within 45 days following the request delivered pursuant to Section 2 and to become and remain effective for a period (the "Registration Period") of 180 days (or such extended period pursuant to clause (viii) below) or until all of such Registrable Securities have been disposed of (if earlier);

                  (ii) furnish, at least five Business Days before filing a registration statement that registers such Registrable Securities, a prospectus relating thereto or any amendments or supplements relating to such a registration statement or prospectus, to Unitholders' Counsel, copies of all such documents proposed to be filed (it being understood that such five-Business-Day period need not apply to successive drafts of the same document proposed to be filed so long as such successive drafts are supplied to Unitholders' Counsel in advance of the proposed filing by a period of time that is customary and reasonable under the circumstances);

                  (iii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective at all times during the Registration Period and to comply with the provisions of the Securities Act with respect to the sale or other disposition of such Registrable Securities;

                  (iv) notify in writing Unitholders' Counsel promptly of (A) the receipt by Enterprise Partners of any notification with respect to any comments by the Commission with respect to such registration statement or prospectus or any amendment or supplement thereto or any request by the Commission for the amending or supplementing thereof or for additional information with respect thereto, (B) the receipt by Enterprise Partners of any notification with respect to any stop order issued or threatened to be issued by the Commission suspending the effectiveness of such registration statement or prospectus or any amendment or supplement thereto or the initiation or threatening of any proceeding for that purpose and (C) the receipt by Enterprise Partners of any notification with respect to the suspension of the qualification of such Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purposes;

                  (v) use its Best Efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as Unitholders reasonably request and to keep such registration and qualification in effect for so long as such registration statement remains in effect and to do any and all other acts and things which may be reasonably necessary or advisable to enable Unitholders to consummate the disposition in such jurisdictions of the Registrable Securities owned by Unitholders; provided, however, that Enterprise Partners will not be required to qualify generally to do business or consent to general service of process or taxation in any jurisdiction where it would not otherwise be required to do so but for this clause (v);

                  (vi) furnish, without charge, to the holders of such Registrable Securities such number of copies of such registration statement, prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents (including exhibits thereto and documents incorporated by reference therein) as such holders may reasonably request in order to facilitate the public sale or other disposition of such Registrable Securities;

                  (vii) use its Best Efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities or self-regulatory organizations as may be necessary by virtue of the business and operations of Enterprise Partners to enable the Unitholders holding such Registrable Securities to consummate the disposition of such Registrable Securities;

                  (viii) notify in writing holders of Registrable Securities on a timely basis at any time when a prospectus relating to such Registrable Securities is required to be delivered under the Securities Act during the Registration Period of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing and, at the request of the holders of
         Registrable Securities, prepare and furnish to such holders a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the offerees and purchasers of such units, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; provided, however, that the Registration Period shall be deemed to be extended by the number of days constituting the period commencing on and including the date of the giving of such notice to such seller and ending on and including the date when Enterprise Partners made available to such seller an amended or supplemented prospectus;

                  (ix) in the case of an underwritten offering, use its Best Efforts to obtain from its independent certified public accountants "comfort" letters in customary form and at customary times and covering matters of the type customarily covered by comfort letters;

                  (x) in the case of an underwritten  offering, (A) use its Best
         Efforts to obtain from its counsel an opinion or opinions in customary form to the underwriters and the holders of Registrable Securities and
         (B) to enter into a customary underwriting agreement and make representations and warranties to the underwriters, in form, substance and scope as are customarily made by issuers to underwriters in comparable underwritten offerings;

                  (xi) provide a transfer agent and registrar (which may be the same entity and which may be Enterprise Partners) for such Registrable Securities;

                  (xii) if required, issue to any underwriter to which the holders of Registrable Securities may sell units in such offering certificates evidencing such Registrable Securities;

                  (xiii)  use  its  Best   Efforts  to  list  such   Registrable
         Securities on the New York Stock Exchange or such other securities exchange on which the Common Units are traded;

                  (xiv) use all reasonable efforts to obtain the lifting at the earliest possible time of any stop order suspending the effectiveness of such registration statement or of any order preventing or suspending the use of any preliminary prospectus included therein; and

                  (xv) use its Best Efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

                  (b) Each holder of the Registrable Securities, upon receipt of any notice from Enterprise Partners of any event of the kind described in
Section 5(a)(viii) hereof, shall forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 5(a)(viii) hereof, and, if so directed by Enterprise Partners, such holder shall deliver to Enterprise Partners all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Securities at the time of receipt of such notice.

                  (c)  In the  case  of an  underwritten  offering  pursuant  to
Section 2 hereof, the Requesting Unitholders shall choose the managing underwriter, provided that the managing underwriter is reasonably acceptable to Enterprise Partners. In the case of an underwritten offering pursuant to Section 3 hereof, Enterprise Partners shall choose the managing underwriter. In either case, the form of underwriting agreement shall be reasonably acceptable to Enterprise Partners.

                  (d) Enterprise Partners may require each seller of Registrable Securities as to which any registration is being effected hereunder to furnish to Enterprise Partners such information and complete such questionnaires regarding the seller and the distribution of such securities as Enterprise Partners may from time to time reasonably request.

         Section 6. Expenses. All expenses (other than as provided in the last sentence of this Section 6) incident to the registration of Registrable Securities pursuant to Section 2 and 3 hereof, including, without limitation, the fees and expenses of the underwriters, all salaries and expenses of Enterprise Partners' officers and employees performing legal or accounting duties, the expense of any annual audit or quarterly review, the expense of any liability insurance, all registration and filing fees, the expense and fees for listing securities on one or more securities exchanges, the fees and expenses of complying with securities and blue sky laws, printing expenses, messenger and delivery expenses, fees and expenses of Enterprise Partners' counsel and accountants, and the reasonable fees and expenses of one counsel to the Unitholders not to exceed $25,000 for any registration (all such expenses being herein called "Registration Expenses"), shall be borne by Enterprise Partners;

provided, however, that with respect to any request for registration begun pursuant to Section 2 that is subsequently withdrawn by the Requesting Unitholders, other than if such withdrawal is caused by, or made in response to, a material adverse change in the business, properties, condition, financial or otherwise, or operations of Enterprise Partners occurring on or after the date of such request, then Enterprise Partners shall not be required to pay the Registration Expenses of such registration and the Registration Expenses shall be paid by the withdrawing Unitholders pro rata based on the number of Registrable Securities to be included therein. All underwriting discounts and selling commissions applicable to the Registrable Securities and the fees and expenses of any counsel to the Unitholders not provided for in the above definition of Registration Expenses shall be borne by the holders selling such securities, in proportion to the number of securities sold by each such holder.

         Section 7.        Indemnification.

                  (a) In connection with any registration of any Registrable Securities under the Securities Act pursuant to this Agreement, Enterprise Partners shall indemnify and hold harmless, to the fullest extent permitted by law, the holders of Registrable Securities, each other Person, if any, who controls any such holder of Registrable Securities within the meaning of the Securities Act or the Exchange Act, and each of their respective directors, partners, officers and agents, against any and all losses, claims, damages or liabilities, joint or several (or actions or threatened actions in respect thereof), to which any of the foregoing Persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or threatened actions in respect thereof) arise out of or are based upon (i) an untrue statement or allegedly untrue statement of a material fact contained in the registration statement under which such Registrable Securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein or otherwise filed with the Commission, any amendment or supplement thereto or any document incident to registration or qualification of any Registrable Securities or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any prospectus, necessary to make the statements therein in light of the circumstances under which they were made not misleading. Enterprise Partners shall reimburse each holder of Registrable Securities and each such controlling Person for any expenses (including reasonable attorneys' fees, disbursements and expenses as incurred) reasonably incurred by any of them in connection with investigating or defending against any such loss, claim, damage, liability, action or threatened action. Notwithstanding the foregoing provisions of this
Section 7, Enterprise Partners shall not be liable to any such indemnified Person in any such case to the extent that any such loss, claim, damage, liability, action or threatened action (including any reasonable legal or other fees, disbursements and expenses incurred) arises out of or is based upon an untrue statement or allegedly untrue statement or omission or alleged omission made in said registration statement, preliminary prospectus, final prospectus, amendment, supplement or document incident to registration or qualification of any Registrable Securities in reliance upon and in conformity with written information furnished to Enterprise Partners by or on behalf of a holder of Registrable Securities specifically for use in the preparation thereof. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any untrue statement, allegedly untrue statement, omission or alleged omission made in any preliminary prospectus but eliminated or remedied in the final prospectus (filed pursuant to Rule 424 of the Securities Act), such indemnity agreement shall not inure to the benefit of any underwriter who participates in the offering or sale of Registrable Securities or any other Person, if any, who controls such underwriter (within the meaning of the Securities Act or the Exchange Act) from whom a Person asserting any loss, claim, damage, liability or expense purchased the Registrable Securities which are the subject thereof, if a copy of such final prospectus had been made available to such underwriter and such controlling Person and such final prospectus was not delivered to such Person asserting any loss, claim, damage, liability or expense with or prior to the written confirmation of the sale of such Registrable Securities to such Person.

                  (b) In connection with any registration of Registrable Securities under the Securities Act pursuant to this Agreement, each holder of Registrable Securities shall severally and not jointly indemnify and hold harmless, in the same manner and to the same extent as set forth in the preceding paragraph (a) of this Section 7, Enterprise Partners, each director of Enterprise Partners, each officer of Enterprise Partners who shall sign such registration statement and each Person who controls any of the foregoing Persons (within the meaning of the Securities Act), against any losses, claims, damages or liabilities, joint or several (or actions or threatened actions in respect thereof), to which any of the foregoing Persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or threatened actions in respect thereof) arise out of or are based upon any statement or omission from such registration statement, any preliminary prospectus or final prospectus contained therein or otherwise filed with the Commission, any amendment or supplement thereto or any document incident to registration or qualification of any Registrable Securities, if such statement or omission was made in reliance upon and in conformity with written information furnished to Enterprise Partners by such holder with respect to such holder specifically for use in connection with the preparation of such registration statement, preliminary prospectus, final prospectus, amendment, supplement or document; provided, however, that the maximum amount of liability in respect of such indemnification shall be limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration.

                  (c) Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in the preceding paragraphs of this Section 7, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, (i) the indemnified party shall reasonably cooperate with the indemnifying party and its counsel in the defense of such claim, and (ii) the indemnifying party shall not be responsible for any legal or other fees, disbursements and expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, however, that if any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party and such indemnifying party shall reimburse such indemnified party and any Person controlling such indemnified party for that portion of the fees, disbursements and expenses of not more than one counsel retained by the indemnified party in connection with the matters covered by the indemnity agreement provided in this
Section 7 provided that no indemnifying party shall, in connection with any such suit, be liable under this subsection for the fees and expenses of more than one separate firm for all indemnified parties. No indemnifying party shall be liable for any compromise or settlement of any such action effected without its consent, such consent not to be unreasonably withheld. No indemnifying party, in the defense of any such claim or suit, shall, except with the consent of each indemnified party which shall not be unreasonably withheld, consent to any compromise or settlement which does not include as an unconditional term thereof the giving by the claimant to such indemnified party of a release from all liability in respect of such claim or suit.

                  (d) If the indemnification provided for in this Section 7 is unavailable to an indemnified party hereunder with respect to any loss, claim, damage, liability, action or threatened action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability, action or threatened action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage, liability, action or threatened action as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether any statement or omission, including any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that the maximum amount of liability in respect of such contribution shall be limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The amount paid or payable by a party under this Section 7(d) as a result of the loss, claim, damage, liability, action or threatened action referred to above shall be deemed to include any legal or other fees, disbursements and expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 7(d) were to be determined by pro rata allocation or by any method of allocation which does not take account of the equitable considerations referred to in the first and second sentences of this Section 7(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                  (e) The provisions of this Section 7 shall be in addition to any other liability which any indemnifying party may have to any indemnified party and shall survive the termination of this Agreement.

         Section 8. Underwriting Agreement. To the extent that the holders of Registrable Securities participating in any underwritten registration shall enter into an underwriting or similar agreement that contains provisions which conflict with any provision of Section 7 hereof, as between Enterprise Partners and such holders of Registrable Securities, the provisions contained in Section 7 hereof shall control.

         Section 9. Information by Holder. The Unitholders shall furnish to Enterprise Partners such written information regarding the Unitholders and the distribution proposed by the Unitholders as Enterprise Partners may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Agreement.

         Section 10. Exchange Act Compliance. Enterprise Partners agrees to and shall comply with all of the reporting requirements of the Exchange Act applicable to it. Upon the request of any holder of Registrable Securities, Enterprise Partners shall deliver to such holder a written statement as to whether it has complied with such requirements. Enterprise Partners shall cooperate with the Unitholders in supplying such information as may be necessary for the Unitholders to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of Rule 144.

         Section 11. No Conflict of Rights. Enterprise Partners shall not, after the date hereof, grant any registration rights which conflict with or impair the registration rights granted hereby.

         Section 12. Termination. Except as provided in Section 7(e) hereof, this Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities outstanding.

         Section 13.       Miscellaneous.

                  (a) Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally at by facsimile transmission or mailed (prepaid first class certified mail, return receipt requested) to the parties at the following addresses or facsimile numbers:

                  If to Enterprise Partners, to:

                           Enterprise Products Company
                           P.O. Box 4324 (77210-4324)
                           2727 North Loop West, Suite 700
                           Houston, Texas 77008
                           Attention:  Chief Financial Officer
                           Phone:  (713) 880-6500
                           Fax No.  (713) 880-6570

                  With a copy to:

                           Enterprise Products Company
                           P.O. Box 4324 (77210-4324)
                           2727 North Loop West, Suite 700
                           Houston, Texas 77008
                           Attention:  Chief Legal Officer
                           Phone:  (713) 880-6500
                           Fax No.  (713) 880-6570

         If to Tejas or its Affiliates, to:

                           Tejas Energy, LLC
                           1301 McKinney Street, Suite 700
                           Houston, Texas 77010
                           Attention: Chief Operating Officer
                           Phone:    (713) 230-3000
                           Fax No.  (713) 230-2900

                  With a copy to:

                           Tejas Energy, LLC
                           1301 McKinney Street, Suite 700
                           Houston, Texas 77010
                           Attention: General Counsel
                           Phone:    (713) 230-3000
                           Fax No.  (713) 230-1800

All such notices, requests and other communications will (i) if delivered personally against written receipt to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt or upon the next Business Day if received after normal business hours or a day which is not a Business Day, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

                  (b) Specific Performance. The parties hereto agree that in the event any provision of this Agreement was not performed in accordance with the terms hereof, irreparable damage would occur, and that the parties shall therefore be entitled to specific performance of the terms hereof, in addition to any remedy that may be available to any of them at law or equity and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

                  (c) Entire Agreement. This Agreement, together with the Contribution Agreement and the Unitholder Agreement, supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and thereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof.

                  (d) Successors and Assigns. This Agreement shall bind and inure to the benefit of Enterprise Partners and the Unitholders and, subject to
Section 13(e) below, the respective successors and assigns of Enterprise Partners and Unitholders.

                  (e) Assignment. Subject to the terms set forth in the Unitholder Agreement, each Unitholder may assign its rights hereunder to any purchaser or transferee of Registrable Securities; provided, however, that (i) such transfer is otherwise effected in accordance with applicable securities laws, (ii) such purchaser or transferee shall, as a condition to the effectiveness of such assignment, be required to execute a counterpart to this Agreement agreeing to be treated as a Unitholder, whereupon such purchaser or transferee shall have the benefits of and shall be subject to the restrictions contained in this Agreement as if such purchaser or transferee was originally included in the definition of a Unitholder and had originally been a party hereto and (iii) Enterprise Partners is given written notice of such transfer after such transfer, setting forth the name and address of such assignee and identifying the Registrable Securities with respect to which such registration rights have been assigned. Schedule I hereto shall, from time to time, be amended to include the name, address and numbers of Registrable Securities of each such Unitholder.

                  (f) Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

                  (g) Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

                  (h) No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person except to the extent such Person is expressly given rights herein.

                  (i) Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

                  (j) Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof,
(iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

                  (k) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof.

                  (l) Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

         IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be executed as of the date first written above.

                                      TEJAS ENERGY, LLC



                                       By:  /s/ Curtis R. Frasier
                                          ------------------------------
                                             Curtis R. Frasier
                                             Executive Vice President and
                                             Chief Operating Officer


                                        ENTERPRISE PRODUCTS PARTNERS L.P.

                                        By:  Enterprise Products GP, LLC,
                                               its General Partner


                                        By:  /s/ O. S. Andras
                                            -----------------------------
                                              O. S. Andras
                                              President and Chief Executive
                                                Officer

                                   Schedule I




      Unitholders                     Number of Registrable Securities Held
      -----------                     -------------------------------------